Sundance Energy

Australia Limited

Annual Report

31 December 2018

Table of Contents		Competent Persons Statement

Forward-looking Statements	1

This report contains information based on reserve reports prepared by Ryder Scott Company, L.P. for Sundance Energy as of 31 December 2018.  Such information has been reviewed by Stephen E. Gardner, a Professional Engineer employed by Ryder Scott who practices under State of Colorado license number 44720.  Mr. Gardner is a member of the Society of Petroleum Evaluation Engineers (“SPEE”) and the Society of Petroleum Engineers (“SPE”).  Mr. Gardner has consented to the inclusion of this information in the form and context in which it appears.

Abbreviations & Definitions

Adjusted EBITDAX – earnings before interest, income taxes, depreciation, depletion, amortisation and exploration expenses, adjusted for other non-cash or non-recurring items of income/expense

Bbl – one barrel of oil

BOE - a barrel of oil equivalent, using the ratio of six Mcf of natural gas to one Bbl of crude oil

BOEPD – barrels of oil equivalent per day

EBITDAX Margin – Adjusted EBITDAX as a percentage of oil and natural gas revenue

MBOE - a thousand barrels of oil equivalent

MBbl - a thousand barrels of crude oil

Mcf – one thousand cubic feet of natural gas

MMcf – one million cubic feet of natural gas

NAV - Net Asset Value is calculated as the PV10 of Proved Reserves using SEC case pricing, less debt

Net Acres – gross acres multiplied by the Company’s working interest

Net Wells - gross wells multiplied by the Company’s working interest

PDP - proved developed producing reserves

PUD – proved undeveloped reserves

PV10 - discounted cash flows of the Company’s reserves using a 10% discount factor

ROCE – Return of Capital Employed is calculated as the sum of Loss attributable to owners of the Company, interest and income taxes, divided by the sum of Total Assets, less Total Current Liabilities

ROIC - Return on Invested Capital is calculated as the sum of Adjusted EBITDAX and Depreciation, depletion and amortization expense, divided by the sum of Total Equity and Total Debt

One barrel of oil is the energy equivalent of six Mcf of natural gas.

All oil and gas quantity and revenue amounts presented in this report are net of royalties and transportation.

All currency amounts presented in this report are shown in US dollars except per share amounts which are presented in Australian dollars or unless otherwise noted by “A$”, which represents Australian dollars.

Abbreviations & Definitions	1
Chairman’s Letter	2
CEO’s Report	3
Directors’ Report	5
Remuneration Report	21
Auditor’s Independence Declaration	37
Corporate Governance	38
Financial Information	49
Directors’ Declaration	96
Auditor’s Report	97
Additional Information	106
Corporate Information	108

Forward-Looking Statements

This Annual Report includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this report sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHAIRMAN’S LETTER

Dear Fellow Shareholders,

I am pleased to present Sundance Energy Australia Limited’s Annual Report for the year ended 31 December 2018. This year was a truly transformational year that saw the Company successfully execute and integrate a significant acquisition which added an extensive, high quality drilling inventory. Our impressive initial well results on these newly acquired assets demonstrate their exceptional quality and have positioned us to become a leading pure-play Eagle Ford operator.

In April of 2018, Sundance acquired approximately 21,900 net acres and 1,700 Boepd of production in the Eagle Ford from a joint venture operated by Pioneer Natural Resources for cash consideration of US$215.8 million. Simultaneously, we issued US$260.0 million of new equity (including the impact of derivatives) and retired our existing debt with the proceeds from a new institutionally syndicated second lien term loan of US$250.0 million. We raised additional liquidity through a new reserve based loan whose borrowing capacity was subsequently increased by an additional 40% to US$122.5 million. Finally, in support of the acquisition we entered into new, long-term midstream contracts with a leading midstream operator providing firm capacity to transport and process crude oil, condensate, natural gas and natural gas liquids from wellhead to market at attractive rates.

During 2018, we greatly increased our development activity levels and achieved impressive initial production results from our newly acquired assets. In 2018 Sundance brought 23 wells into production, including 16 on our newly acquired assets. As compared to the prior year in 2017, we achieved significant increases across the board in production, revenue, Adjusted EBITDAX and proved reserves. On a barrels of oil equivalent (Boe) basis, sales volumes increased 29% to 9,612 Boepd. Increased production, coupled with improved commodity prices for much of the year resulted in revenue of US$164.9 million, an increase of ~58% over the prior year. Adjusted EBITDAX for the year increased ~75% to US$100.1 million as compared to US$57.2 million in 2017. Adjusted EBITDAX was impacted by higher workover expenses as we completed deferred maintenance activities and higher gathering expenses associated with our acquired producing wells. Proved SEC reserves at year-end increased ~98% to 93.2MMboe with a PV10 value of US$1.1 billion.

In short, Sundance exited the year controlling a larger, higher quality asset base supported by a stronger balance sheet and ample liquidity. Our well results significantly outperformed all expectations and convincingly demonstrated our ability to operate efficiently at scale.

Nevertheless we are not resting on our laurels, and we have an ongoing strong focus to improve our performance even further in all of our activities.

I am also proud to report that even at our increased activity level, no significant environmental, health or safety issues occurred during 2018. Our continued priority is to develop and operate our properties in an environmentally responsible manner that ensures the health and safety of our most valuable asset—our workforce.

I would like to recognize the significant efforts made by the Board of Directors, management and staff of Sundance during 2018, and I thank everyone for the dedication and commitment that was demonstrated comprehensively throughout all levels in the company.

Finally, on behalf of the other Directors, management and staff of Sundance, I would like to thank you for your ongoing support. We look forward to the opportunity during 2019 to deliver growth and increased value to our Shareholders.

Yours sincerely,

Mike Hannell

Chairman

CEO’S REPORT

Dear Fellow Shareholders,

One thing is certain in the oil business, change.  Commodity prices, service costs, technology, market sentiment, and many other factors impact our business.  To successfully create shareholder value, oil companies, particularly small oil companies, need to be aware of these market forces and adapt.

As a small company one of our core advantages is nimbleness.  In 2017 we recognized a shift in the onshore US space from proving and flipping acreage to manufacturing oil. The shift in industry dynamics has led our business goals to change from investing in rapid production and reserve growth to prudently growing within cash flow while generating free cash flow.  As we build free cash flow, it can be deployed to increase per share value through debt reduction, shareholder returns or other investments.

To execute on this strategy we began transforming the company by acquiring high quality acreage in the Eagle Ford and renegotiating midstream contracts to improve unit economics. We began building an operating team capable of repeatably manufacturing oil at a low unit cost and supplementing our Board’s skill sets with high quality onshore US executives with successful track records.  And finally, we hedged a significant portion of our expected future production to protect invested capital.

These changes have resulted in peer leading well results, low break-evens and a strong balance sheet with adequate liquidity to execute our forward plan.  Our operating performance manifested itself in significant growth from the fourth quarter of 2018 to the fourth quarter of 2017 where sales increased 5,017 Boe/d to 12,880 Boe/d, Adjusted EBITDAX increased $33.0 million to $48.2 million, and Proved reserves increased 46.2 Mmboe to 93.2 Mmboe.  Our balance sheet improvement is demonstrated by year end asset coverage, Proved PV10 to total debt, increasing from 2.0x to 3.5x and fourth quarter annualized debt to Adjusted EBITDAX decreasing from 3.2x to 1.6x.

While deleveraging and improving the balance sheet, we were able to generate strong returns from our assets post-acquisition.  During the second half of 2018, we increased production per debt adjusted shares (using average share price during the period) by 52% to 0.00358, compared to the first half of the year.  Net asset value (NAV), less working capital deficits, per share as of 31 December 2018 increased by 15.4% to A$1.60, compared to A$1.39 as at 31 December 2017.  We generated an annualized cash return on total invested capital (ROIC) of 10.7%, and return on capital employed (ROCE) excluding unrealized hedging gains and the change in market value of our Dimmit assets of 8.7%.  Strong per share growth and corporate returns should allow us to efficiently grow shareholder value in the coming years.

For 2019 we have budgeted our capital program within cash flow at conservative commodity prices.  Similar to 2018, when we commit capital to development we will hedge a portion of our new volumes through payout and a return on capital, maintaining our low financial risk profile. If oil prices rise, our priority is to generate free cash flow that can be used to increase shareholder value by reducing net debt, to return capital to shareholders, or for accretive investment opportunities.  If prices fall, we have the ability to slow development, as we have no long term service contracts and hold the majority of our reserves by production.

Managing our development program within cash flow and maintaining a liquidity buffer should allow us to more efficiently manage our capital program and focus on reducing our capital and operating costs.  Potential efficiencies in our capital program and operating cost structure can add significant value on a per share basis, improve returns, and generate incremental free cash flow.  Over time we believe this strategy will improve shareholder returns as we should expect to generate a free cash flow yield in addition to per share growth in production, operating cash flow and net asset value.

Our company today is in a strong position to create shareholder value. Many people participated in putting the company in this position.  Our shareholders and lenders facilitated the acquisition of the Pioneer assets by funding the acquisition and initial phase of development.  Our team and Board of Directors have worked tirelessly to execute a complicated acquisition and financing, and have continued that effort to begin extracting value for all of our stakeholders.  Thank you to all involved for your support in transforming the business and increasing shareholder value.

Yours sincerely,

Eric McCrady

Managing Director/Chief Executive Officer

DIRECTORS’ REPORT

Your Directors present this report on the Company and its consolidated entities (“Group,” the “Company” or “Consolidated Group”) for the financial year ended 31 December 2018.

Directors

The names of Directors in office at any time during or since the end of the year are:

•Judith D Buie*

•Michael D Hannell

•Damien A Hannes

•H Weldon Holcombe

•Neville W Martin

•Thomas L Mitchell**

•Eric P McCrady

*Appointed in February 2019

**Appointed in October 2018

These Directors have been in office since the start of the financial period to the date of this report, except as noted.

Company Secretary

At the end of the financial period, Mr. Damien Connor held the position of Company Secretary and has served as Company Secretary since August 2013. Mr. Connor has been a member of the Chartered Accountants of Australia & New Zealand since 2002 and is a member of the Governance Institute of Australia and a graduate of the Australian Institute of Company Directors.  He is also Chief Financial Officer and Company Secretary of ASX-listed UraniumSA Limited and Archer Exploration Limited.

Principal Activities

The principal activities of the Group during the financial year were:

•the exploration for and development and production of oil and natural gas in the United States of America; and,

•the continued expansion of its portfolio of oil and gas leases in the United States of America.

No significant changes in the nature of the activities of the Group occurred during the year.

Highlights and Significant Changes in State of Affairs

Following is a summary of highlights and significant changes in the state of affairs of the Group during the year ended 31 December 2018:

• Completed the acquisition and successful integration of approximately 21,900 net acres in the Eagle Ford in McMullen, Live Oak, Atascosa and La Salle counties, Texas for a cash purchase price of $215.8 million, furthering our long-term strategy to be a pure-play Eagle Ford aggregator;

• Increased independently assessed SEC priced proved reserves to 93.2 MMboe (98% increase compared to prior year) with a PV-10 value of $1.1 billion (191% increase compared to prior year);
• Increased undrilled Eagle Ford locations to 429 net Tier 1 locations which represents over 17 years of drilling inventory (based on 2019 development pace);
• Funded the acquisition with a $260 million equity capital raise (including the impact of foreign currency derivatives);

• Replaced our credit facility with a $250 million second lien term loan and a $250 million senior secured revolving credit facility with an initial borrowing base of $87.5 million.  The borrowing base was increased to $122.5 million in November 2018 as a result of successful development subsequent to closing the acquisition.  This refinancing extended the maturity of our debt facilities to 2022 and 2023 and increased liquidity to approximately $47 million at year-end.

• Brought 23 gross (23.0 net) wells into production during the year; 4 wells were waiting on completion at year-end and 2 were being drilled;
• Achieved Company record annual average sales volumes of 9,612 Boe/d, a 29% increase compared to prior year;
• Revenue increased 58% to $164.9 million, compared to $104.4 million in 2017
• Adjusted EBITDAX increased by $42.9 million (75%) to $100.1 million compared to $57.2 million in 2017; and

• Due to the back-loaded 2018 development program, most of the Adjusted EBITDAX was generated in the fourth quarter (approximately $48.2mm).  The net debt-to-annualized second-half Adjusted EBITDAX ratio was approximately 1.6x.

There were no other material changes in the state of affairs of the Company.

Revenues and Production.  The following table provides the components of our revenues for the year ended 31 December 2018 and 2017, as well as each year’s respective sales volumes:

	Year ended December 31,		Change in	Change as
	2018	2017	$	%
Revenue (US$'000)
Oil Sales	140,232	89,136	51,096	57.3
Natural gas sales	12,025	8,743	3,282	37.5
Natural gas liquids ("NGL") sales	12,668	6,520	6,148	94.3
Product revenue	164,925	104,399	60,526	58.0

	Year ended December 31,		Change in	Change as
	2018	2017	Volume	%
Net sales volumes:
Oil (Bbls)	2,256,043	1,799,752	456,291	25.4
Natural gas (Mcf)	4,533,604	3,621,289	912,315	25.2
NGL (Bbls)	496,624	323,669	172,955	53.4
Oil equivalent (Boe)	3,508,268	2,726,969	781,299	28.7
Average daily sales (Boe/d)	9,612	7,471	2,141	28.7

Barrel of oil equivalent (Boe) and average net daily production (Boe/d).  Sales volumes increased by 781,299 (2,141 Boe/d) to 3,508,268 Boe (9,612 Boe/d) for the year ended 31 December 2018 compared to 2,726,969 Boe (7,471 Boe/d) for the prior year primarily due the completion of 23 net wells (approximately 3,200 Boe/d) and the acquired production from its 2018 Eagle Ford acquisition (approximately 1,300 Boe/d), offset by lower production on its existing wells due to normal production declines. Seven of the 23 new wells were drilled on the Company’s legacy acreage and 16 were drilled on the recently acquired acreage.

Our sales volume is oil‑weighted, with oil representing 64% and 66% of total sales volume for the years ended 31 December 2018 and 2017, respectively.

Oil sales.    Oil sales increased by $51.1 million (57%) to $140.2 million for the year ended 31 December 2018 from $89.1 million for the prior year. The increase in oil revenue was the result of improved product pricing ($28.5 million) and higher oil production ($22.6 million).  The average realised price on the sale of our oil increased by 26% to $62.16 per Bbl for the year ended 31 December 2018 from $49.53 per Bbl for the prior year.  The realised price does not include the gain or loss on realised oil hedges that were settled during the year.  Oil sales volumes increased 25% to 2,256,043 Bbls for the year ended 31 December 2018 compared to 1,799,752 Bbls for the prior year.   The increase in oil sales volumes is primarily due to the sales from the new wells drilled in 2018. Better than expected well performance from wells developed on the acquired acreage resulted in increased line pressure and capacity constraints at a third-party processing facility in late 2018.  The third-party processor expects to resolve the constraint issue in the first half of 2019.

Natural gas sales.    Natural gas sales increased by $3.3 million (38%) to $12.0 million for the year ended 31 December 2018 from $8.7 million for the prior year. The increase in natural gas revenues was primarily the result of higher sales volumes ($2.2 million) as well as better product pricing ($1.1 million).  Natural gas sales volumes increased 912,315  Mcf (25%) to 4,533,604 Mcf for the year ended 31 December 2018 compared to 3,621,289 Mcf for the prior year. The average realised price on the sale of our natural gas increased by 10% to $2.65 per Mcf (net of certain transportation and marketing costs) for the year ended 31 December 2018 from $2.41 per Mcf for the prior year.

NGL sales.  NGL sales increased by $6.1 million (94%) to $12.7 million for the year ended 31 December 2018 from $6.5 million for the prior year. The increase in NGL revenues was the result of higher sales volumes ($3.5 million) and better product pricing ($2.7 million).   NGL sales volumes increased 172,955 Bbls (53%) to 496,624 Bbls for the year ended 31 December 2018 compared to 323,669 Bbls for the prior year.  The average realised price on the sale of our natural gas liquids increased by 27% to $25.51 per Bbl for the year ended 31 December 2018 from $20.14 per Bbl for the prior year.

	Year ended December 31,		Change in	Change as
Selected per Boe metrics (US$)	2018	2017	$	%
Total oil, natural gas, NGL revenue	47.01	38.28	8.73	22.8
Lease operating expense (1)	(8.04)	(6.28)	(1.76)	28.0
Gathering, processing and transportation expense (2)	(1.67)	—	(1.67)	100.0
Workover expense (1)	(1.64)	(1.94)	0.30	(15.5)
Production tax expense	(2.76)	(2.43)	(0.33)	13.6
Depreciation, depletion and amortisation expense	(19.23)	(21.40)	2.17	(10.1)
General and administrative expense	(7.87)	(6.73)	(1.14)	16.9

(1)	Lease operating expense and workover expense are included together in lease operating and workover expenses on the consolidated statement of profit or loss and other comprehensive loss
(2)

Gathering, processing and transportation expense excludes the $2.8 million deficiency payment associated with the minimum revenue commitment shortfall under one of the Company’s gathering, processing and transportation agreements.

Lease operating expense.    Our lease operating expenses (“LOE”) increased by $11.1 million (65%) to $28.2 million for the year ended 31 December 2018 from $17.1 million in the prior year, and increased $1.76 per Boe to $8.04 per Boe from $6.28 per Boe.  The LOE per Boe increase is primarily due to lease operating expenses per Boe on acquired producing properties being higher than LOE Sundance legacy properties.

Workover expense.  Our workover expenses increased by $0.5 million (9%) to $5.8 million for the year ended 31 December 2018 from $5.3 million in the prior year, and decreased $0.30 per Boe to $1.64 per Boe from $1.94 per Boe in the prior year.  Approximately $2.2 million  ($0.62 per Boe) of the workover expense incurred in 2018, was planned for restoring and increasing production from acquired producing wells as a result of the previous operator deferring maintenance, which resulted in sales volume uplift of approximately 300 Boe/d.

Gathering and transportation expense.  Our gathering, processing and transportation expense totaled $8.6 million ($2.46 per Boe) for the year ended 31 December 2018.  Approximately $5.9 million of the gathering, processing and transportation expenses ($1.67 per Boe) related to costs incurred under various midstream agreements associated with its newly acquired Eagle Ford assets.  Prior to the acquisition, all gathering, processing and transportation costs were classified as a reduction to the product sales price.  The midstream agreements contain minimum revenue commitments related to fees due on oil, natural gas and NGL volumes gathered, processed and/or transported.  Under the terms of the contracts, if the Company fails to pay fees equal to or greater than the minimum revenue commitment under any of the contracts, we are required to pay a deficiency payment equal to the shortfall.  Due to the timing of the acquisition, our development program was backloaded in 2018, and we were unable to meet the commitments.  Therefore, we had a deficiency shortfall for 2018 of $2.8 million, which is expected to be paid in 2019.  See Commitments on page 13 for additional information.

Production taxes.    Our production taxes increased by $3.1 million (46%) to $9.7 million for the year ended 31 December 2018 from $6.6 million for the prior year, but decreased slightly as a percent of revenue. Due to higher marketing cost deductions allowable for severance taxes (state imposed taxes on the extraction of oil and natural gas) on some of its wells, the Company is not subject to the full statutory gas severance tax.  This severance tax benefit disproportionately affects the Company’s newly acquired wells.

General and administrative expenses.    General and administrative expenses increased by $9.3 million (51%) to $27.6 million for the year ended 31 December 2018 as compared to $18.3 million for the prior year. The increase in general and administrative expenses was primarily due to transaction-related costs related to the Company’s Eagle Ford acquisition totaling $12.4 million, or $3.53 per Boe.  G&A, excluding transaction costs, decreased as compared to prior year due to lower professional fees ($2.6 million) and lower share-based compensation expense ($1.4 million) offset by higher employee related expenses ($1.8 million).

Depreciation and amortisation expense, including depletion.    Our depreciation and amortisation expense related to development and production assets increased by $9.6 million (17%) to $67.5 million for the year ended 31 December 2018 from $57.9 million for the prior year but decreased on a per Boe basis; 2018 DD&A was $19.23 per Boe compared to $21.22 per Boe in 2017.

Impairment expense.    The Company recorded an impairment expense of $43.9 million for the year ended 31 December 2018 on the Company’s oil and gas assets, primarily related to reducing the carrying value of its Dimmit County assets by $43.2 million to the estimated net sales proceeds, less the costs to sell the assets.  Depreciation and amortization expense is not recorded on the Dimmit County assets held for sale.  Impairment expense of $0.7 million was also recorded for the Company’s Cooper Basin exploration and evaluation asset.  The Company had impairment expense of $5.6 million in the year ended 31 December 2017.

Finance costs, net of amounts capitalised.    Finance costs, net of amounts capitalised to exploration and development, increased by $11.9 million to $25.4 million for the year ended 31 December 2018 as compared to $13.5 million in the prior year. The increase primarily relates to higher average outstanding debt, as a result of the Company’s new term loan and revolving credit facility.  In addition, market interest rates have increased, as well as the average margin on its term loan.

Loss on debt extinguishment.  In 2018, the Company recognised a loss of $2.4 million related to the write-off of deferred financing costs on repayment of its previous credit facilities.

Loss on sale of non-current assets.  In 2018, the Company did not recognise a gain or loss on the sale of any non-current assets.  In 2017, the Company recognised a $1.4 million loss on the sale of non-current assets, primarily related to its Oklahoma assets disposition.

Gain (loss) on derivative financial instruments.  The Company had a gain on derivative financial instruments of $40.2 million for the year ended 31 December 2018 as compared to $2.9 million loss in the prior year.  The gain on commodity hedging consisted of $40.8 million of unrealised gains on commodity derivative contracts and $0.6 million of realised losses on commodity derivative contracts for the year ended 31 December 2018.  The prior year loss on commodity hedging consisted of $1.2 million of unrealised losses on commodity derivative contracts, offset by $1.6 million of realised gains on commodity derivative contracts.  During 2018, the Company increased the quantity of contracted volumes as compared to prior year to reflect higher expected future production and to contract farther into the future as allowed under its new credit facilities.

Following is a summary of the Company’s open oil and natural gas derivative contracts at 31 December 2018:

Oil Derivatives	Weighted Average WTI/LLS (1)			Weighted Average Brent (1)
Year	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling
2019	1,238,000	$58.83	$65.24	989,000	$61.89	$69.17
2020	1,326,000	$53.66	$59.56	—	$—	$—
2021	612,000	$48.49	$59.23	—	$—	$—
2022	528,000	$45.68	$60.83	—	$—	$—
2023	160,000	$40.00	$63.10	—	$—	$—
Total	3,864,000	$52.84	$61.65	989,000	$61.89	$69.17

Gas Derivatives (HH/HSC)	Weighted Average (1)
Year	Units (Mcf)	Floor	Ceiling
2019	3,372,000	$2.99	$3.23
2020	1,536,000	$2.65	$2.70
2021	1,200,000	$2.66	$2.66
2022	1,080,000	$2.69	$2.69
2023	240,000	$2.64	$2.64
Total	7,428,000	$2.81	$2.93

(1)The Company’s outstanding derivative positions include swaps totaling 1,279,000 Bbls and 6,180,000 Mcf, which are included in both the weighted average floor and ceiling value.  Additionally, certain volumes in the table above are subject to 3-way collars.  60,000 Bbls in 2019 and 36,000 Bbls in 2020 are hedged via structures containing an additional short put option at a $30 strike price, and 300,000 Bbls in each 2020, 2021 and 2022 contain an additional short put option with a $35 strike price.  The put option strike price is not factored into the Floor in the table above.

Subsequent to year-end, the Company entered into an additional 585,000 Bbls and 963,000 Mcf of derivative swap contracts for the years 2019 to 2020 with an weighted average price of $57.28/Bbl and $3.66/Mcf, respectively.

Loss on interest rate derivative financial instruments.  In 2018, we entered into interest rate swaps to protect our cash flow from fluctuations in the floating component of the interest rate charged under our credit facilities.  The loss on interest rate derivative financial instruments consisted of $2.1 million of unrealised loss on the interest rate swaps and $0.3 million of realised losses from interest rate swap settlements for the year ended 31 December 2018.

Gain  on foreign currency derivative financial instruments.  We entered into foreign currency derivatives to protect our funds generated in the capital raise from changes in the AUD to USD exchange rate during the period from launch of equity raise to receipt of funds.  In 2018, we realised a gain of $6.8 million related to these foreign currency derivative contracts.

Income taxes.  The components of our provision for income taxes are as follows:

	Year ended 31 December
(In US$'000s)	2018	2017
Current tax expense/(benefit)	2,301	(4,688)
Deferred tax expense	15,189	2,815
Total income tax expense/(benefit)	17,490	(1,873)
Combined Federal and state effective tax rate	164.24%	(7.71%)

Please refer to the tax rate reconciliation in Note 8 of the Financial Statements for more information regarding the differences between our combined Federal and state effective tax rate and Group’s statutory tax rate of 30%.

Adjusted EBITDAX.  The Company uses both IFRS and certain non‐IFRS measures to assess its performance. Management believes these non‐IFRS measures provide useful supplemental information to investors in order that they may evaluate the Company’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the Company. These non‐IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted EBITDAX is defined as earnings before interest expense, income taxes, depreciation, depletion and amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation, restructuring charges, gains and losses on commodity hedging, net of settlements of commodity hedging, deficiency payments related to minimum revenue commitments and certain other non-cash or non-recurring income/expense items.

For the year ended 31 December 2018, adjusted EBITDAX was $100.1 million, or 61% of revenue, compared to $57.2 million, or 55% of revenue, from the prior year.

The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX:

	Year ended December 31,
(In US$'000s)	2018	2017

Reconciliation to Adjusted EBITDAX
Loss attributed to members	(28,139)	(22,435)
Income tax expense	17,490	(1,873)
Finance costs, net of amounts capitalised and interest received	25,405	13,491
Loss on debt extinguishment	2,428	-
(Gain)/loss on commodity derivative financial instruments	(40,216)	2,894
Settlement of commodity derivative financial instruments	(599)	(1,670)
Depreciation, depletion and amortization expense	67,909	58,361
Impairment of non-current assets	43,945	5,583
Share-based compensation, value of services	515	2,076
Transaction-related costs included in general and administrative expenses	12,396	-
Deficiency related to minimum revenue commitment shortfall	2,757	-
Loss on interest rate derivative financial instruments	2,435	-
Loss on sale of non-current assets	5	1,461
Gain on foreign currency derivatives	(6,838)	-
Other items of expense, net (1)	599	(697)
Adjusted EBITDAX	100,092	57,190
Adjusted EBITDAX Margin (as a percent of revenue)	61%	55%

(1)In 2018, other items of expense, net, included an inventory write-down of ($0.8) million, litigation settlements of ($0.1) million and non cash gains of $0.3 million.  In 2017, other net income included an escrow settlement of $1.0 million, net litigation settlements $(0.7) million and other non cash items of $0.4 million.

Development and Exploration

Development expenditures for the Eagle Ford during the year ended 31 December 2018 totalled $180.7 million.  This investment resulted in the addition of 23 gross (23 net) producing wells.  In addition, the Company was in the process of drilling 2 wells at year-end with 4 additional wells waiting on completion.  Two of the wells waiting on completion at year-end were drilled to extend the lease term on acreage in Dimmit County.  The Company’s Dimmit County assets are classified as held for sale, and the Company expects to be fully reimbursed for the cost of the wells upon completion of the sale.

The Company had approximately $4.7 million of exploration and evaluation asset expenditures primarily related to lease extensions, purchase of additional acreage and purchase of seismic data related to its acquired acreage.

Acquisitions

On 23 April 2018, the Company acquired from Pioneer Natural Resources USA, Inc., Reliance Industries and Newpek, LLC approximately 21,900 net acres in the Eagle Ford in McMullen, Live Oak, Atascosa and La Salle counties, Texas, for a cash purchase price of $215.8 million, after effective date to closing date adjustments estimated at $5.8 million.  The acquisition included working interests in 132 gross (98.0 net) wells.  The acquisition furthered the Company’s strategy of aggregating assets in the Eagle Ford and increased the Company’s drilling inventory.  To date, the Company has drilled 20 wells on the acquired acreage.

Reserves

The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019. The Company’s Total Proved Reserves volumes increased 98% as compared to reserves at 31 December 2017.

The Company’s U.S Securities and Exchange Commission (“SEC”) reserve estimates were calculated by Ryder Scott Company, L.P. (“Ryder Scott”) as at 31 December 2018.  In the SEC report, pricing is based on the average of the first-day-of-the-month prices for the trailing twelve-months, held constant over the life of the reserves.  This pricing is prescribed by the SEC and is required to be used in reports filed with the SEC.  All else being equal, the second scenario was calculated by management utilizing a constant price of $55.00/bbl West Texas Intermediate (“WTI”) and $3.50/mmbtu Henry Hub (“HH”), which management believed was more indicative of the prevailing commodity price environment at the time of the report.

The reserve estimates are based on, and fairly represent, information, supporting documentation prepared by, or under supervision of, Mr. Stephen E. Gardner. Mr. Gardner is a Licensed Professional Engineer in the States of Colorado and Texas (Colorado No. 44720) with over 13 years of practical experience in estimation and evaluation of petroleum reserves.  Mr. Gardner meets or exceeds the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We believe that he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Mr. Gardner consents to the inclusion in this report of the information and context in which it appears.

Summary reserve information are provided below.

SEC Pricing (1)	Oil (Mbbls)	NGL (Mbbls)	Gas (Mmcf)(2)	Mboe	PV10 ($'000)
Proved Developed Producing	16,742	4,927	33,169	27,197	482,412
Proved Undeveloped	41,887	11,545	75,672	66,044	627,436
Total Proved Reserves	58,629	16,472	108,841	93,241	1,109,848

Proved Reserves at $55 WTI and $3.50 HH	Oil (Mbbls)	NGL (Mbbls)	Gas (Mmcf)(2)	Mboe	PV10 ($'000)
Proved Developed Producing	16,497	4,875	33,418	26,942	389,527
Proved Undeveloped	40,609	11,358	74,597	64,400	391,115
Total Proved Reserves	57,106	16,233	108,015	91,342	780,642

(1) Oil and gas reserve quantities and PV10 have been derived from an oil price of $65.56 per Bbl and a gas price of $3.10 per Mmbtu, which were calculated using an average of the first-day-of-the-month price for each month within the 12 months ended 31 December 2018 as prescribed by SEC guidelines.

(2) One barrel of oil is the energy equivalent of six Mcf of natural gas.

The annual reserves statement requirements under ASX rules 5.39 and 5.40 are not required to be included in the Annual Report, as the Company files such information in its Form 20-F with the U.S. SEC.

Financial Position

As at 31 December 2018, the Company had liquidity of $47.1 million comprised of $1.6 million of cash and equivalents and $45.5 million of capacity under its Revolving Facility.  The Company had $250 million outstanding on its Term Loan and $65.0 million outstanding on its Revolving Facility, plus letters of credit totaling $12.0 million.

Subsequent to 31 December 2018, the Company made additional borrowings of $30 million and increased the letters of credit to $16.4 million, leaving available borrowing capacity of $11.1 million.

The Company’s credit facility covenants include maintaining a minimum Current Ratio of 1.0, a maximum Total Debt to EBITDA ratio of 4.0, a minimum Interest Coverage ratio of 2.0 and a minimum Asset Coverage ratio (PV9 of SEC proved reserves to total debt) of at least 1.5.  The Company was in compliance with its covenants as at 31 December 2018.

Cash Flow

Cash provided by operating activities for the year ended 31 December 2018 was $75.3 million, an increase of $0.5  million compared to the prior year ($74.8 million).  This increase was primarily due to higher receipts from sales, which increased $40.9 million, to $153.4 million as a result of better product pricing and higher production volumes.  This increase was partially offset by an increase in lease operating expense,  general and administrative expenses, and transaction costs related to our Eagle Ford acquisition.  In addition, the Company had payments for commodity derivatives of $5.2 million and paid federal withholding taxes of $2.3 million.  The Company has a current income tax receivable of $2.4 million that it expects to collect in late 2019.

Cash used in investing activities for the year ended 31 December 2018 increased to $391.8 million as compared to $92.5 million in prior year.  This planned increase in capital expenditures was primarily due to the Company’s Eagle Ford acquisition ($215.8 million) and an increase in development activities as compared to the prior year.

Cash provided by financing activities for the year ended 31 December 2018 increased to $312.3 million as compared to $6.1 million.  This increase  is a result of the Company’s $260 million capital raise in connection with the Eagle Ford acquisition plus proceeds from borrowings of $315 million as a result of the new term loan and revolving facility.  This was partially offset by the repayment of our previous credit facility of $192 million, the repayment of the advance from our then oil purchaser of $18.2 million and payments made for capital raisings, borrowing costs and financing fees.

Commitments

In conjunction with the acquisition on 23 April 2018, we entered into contracts with a large midstream company and production purchaser to provide gathering, processing, transportation and marketing of hydrocarbon production for the acquired properties.  The contracts contain a Minimum Revenue Commitment (“MRC”) that requires us to pay minimum annual fees related to gathering, processing, transportation and marketing.  Fixed fees per volumetric unit are expensed as incurred and settled with the purchaser on a monthly basis.  If, at the end of each calendar year during the term of the contract, we fail to satisfy the MRC with the fixed volume fees, the Company is required to pay a deficiency payment equal to the shortfall.  If the volumes and associated fees exceed the MRC in any contractual year, the overage can be applied to reduce the commitment, if any, in the following year.  As of 31 December 2018, the Company had remaining commitments of $70.6 million that must be fulfilled through 2022.  The amount of the shortfall, if any, that may exist in future periods will be highly dependent on the timing of well completions and the production results from new drilling.  Based on our current development plan, we expect future production to satisfy our MRCs, with the exception of an immaterial planned shortfall in 2019.

Future Developments, Prospects and Business Strategies

The Group’s business strategy is to generate production, cash flow, and reserves growth within free cash flow (defined as operating cash flow excluding working capital changes).  Our current activity is focused in the Eagle Ford.

The Group is committed to the environmentally sustainable development of its operations and, while the Group’s operations are subject to significant environmental regulation under the laws of the states in which we operate and the United States of America, no notice of any material breach has been received and the Directors believe no material breach of any environment regulations has occurred.  The Company maintains strict internal performance and reporting guidelines to capture all spills and emissions.  Additionally, third party firms are used to conduct environmental inspections to ensure the company is meeting both internal and external standards.

The Company is likely to be subject to increasing regulations and costs associated with Federal, state and local government regulation of climate change and management of emissions of greenhouse gases.  The Company continues to monitor the strategic and operations risks associated with climate change regulation and will take actions to minimize or mitigate the impacts on its objectives and activities.

Health and Safety

The Company is committed to providing a best in class health and safety environment for its employees, contractors and communities with a zero-defect target.  The Company tracks both company and company plus contractor incident rates. During 2018, the Company had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate (“ORIR”) of 0.89 per 200,000 man hours.

The Company maintains a comprehensive safety program that includes training of employees and regular monitoring of employee and contractor safety certifications.  During 2018 the Company hired a full-time employee to manage the Company’s health, safety and environmental compliance program.  The Company uses a third party expert to conduct random safety audits of its key operational activities and implements any changes identified by these audits.

The Company uses subcontractors and vendors (“Contractors”) for execution of a significant portion of its operating activities.  The Company investigates the safety certifications and experience of key contractor employees expected to work on the Company’s assets.  As part of the Company’s policy all Contractors must provide written confirmation that they will comply with the Company’s comprehensive written Health, Safety and Environmental Plan and management meets with its significant contractors periodically to emphasize the importance of health and safety.  During 2018, the Company implemented a new contractor management system, which provides more timely safety information regarding its contractors.  The Company monitors Contractor’s Workers Compensation Experience Modification Ratio (“EMR”), and only utilizes contractors with EMRs below 1.0 unless executive exception is granted. The Company actively encourages its employees to participate in a variety of health and wellness programs, either self-directed or those sponsored by the Company.  As a result, many employees utilize the Company’s dedicated wellness centre to assist in achievement of their individual health and wellness goals.

Market Volatility

Commodity prices volatility significantly impacts the revenue and profitability of oil and gas companies, including Sundance.  Although we are unable to control fluctuations in commodity prices, we have been and will continue to focus on hedging to mitigate price fluctuations and improving efficiency throughout our operations to reduce costs.

Dividends

No dividends were declared or paid during the financial year. No recommendation for payment of dividends has been made.

Information on Directors

Michael Damer Hannell

Chairman, BSc Eng (Hons), FIEAust

Experience

Mr. Hannell has been a Director of Sundance since March 2006 and chairman of our board of directors since December 2008. Mr. Hannell has wide experience in the oil and gas industry, spanning over 50 years, initially in the downstream sector and subsequently in the upstream sector. His extensive experience has been in a wide range of design and construction, engineering, operations, exploration and development, marketing and commercial, financial and corporate areas in the United States, United Kingdom, continental Europe and Australia at the senior executive level with Mobil Oil (now ExxonMobil) and Santos Ltd.  Mr. Hannell has previously held a number of board appointments the most recent being the chairman of Rees Operations Pty Ltd (doing business as Milford Industries Pty Ltd), an Australian automotive components and transportation container manufacturer and supplier; and  the chairman of Sydac Pty Ltd, a designer and producer of simulation training products for industry.  Mr. Hannell has also served on a number of not‑for‑profit boards, with appointments as president of the Adelaide‑based Chamber of Mines and Energy, president of Business SA (formerly the South Australian Chamber of Commerce and Industry), chairman of the Investigator Science and Technology Centre, chairman of the Adelaide Graduate School of Business, and a member of the South Australian Legal Practitioners Conduct Board. Mr. Hannell holds a Bachelor of Science degree in Mechanical Engineering (with Honours) from the University of London (Battersea College of Technology) and is a Fellow of Engineers Australia.

Interest in Shares:

286,700 ordinary shares in Sundance Energy Australia Limited

Special Responsibilities:

-Chairman of the Board of Directors

-Member of the Remuneration and Nominations Committee (served as Chairman throughout 2018)

-Member of the Audit and Risk Management Committee

-Member of the Reserves Committee

Other Directorships:

Hannell Pty Ltd.

Eric P McCrady

Director, BS in Business Administration

Experience

Mr. McCrady has been our Chief Executive Officer since April 2011 and Managing Director of our Board of Directors since November 2011. He also served as our Chief Financial Officer from June 2010 until becoming Chief Executive Officer in 2011. Mr. McCrady has over 20 years of entrepreneurial experience and he continues to lead the Sundance team that built a 55,000 acre position in the Eagle Ford through asset acquisitions and direct leasing, including the 2018 acquisition of approximately 22,000 acres from Pioneer and its partners. Previously Mr. McCrady and the Sundance team built and successfully monetized positions in the Williston, DJ and Anadarko basins.

Prior to Sundance Energy, McCrady had over 6 years focused on the Finance and merger and acquisition arena specific to the energy sector, while at The Broe Group, a Denver-based private investment firm, as well as being the a founder and member of Trilogy Resources, a DJ Basin startup that was successfully sold in 2013.    Mr. McCrady holds a degree in Business Administration from the University of Colorado, Boulder.

Interest in Shares and Restricted Share Units:

788,864 Ordinary Shares in Sundance Energy Australia Limited and 806,654 Restricted Share Units
(inclusive of 434,234 Restricted Share Units that were forfeited in 2019 upon the final measurement of the 2015 LTI plan)

Special Responsibilities:

Managing Director and Chief Executive Officer of the Company

Other Directorships:

Nil

Judith D Buie

Director, BS in Chemical Engineering

Experience

Ms. Buie was appointed to the Board in February 2019.  Ms. Buie has spent over 25 years in the upstream oil and gas business tailoring investment strategies to capture upside and mitigate risk, leading business development initiatives; and, managing oil and gas fields through different commodity and life cycles.  Ms. Buie currently serves as an Oil and Gas Industry Advisor to KKR, a leading global investment firm; and, serves on the Board of Directors for FlowStream Vintage I Ltd, an international company which owns oil and gas revenue streams.  From 2012-2017, Ms. Buie was Co-President and SVP Engineering for RPM Energy Management LLC, a private company which works exclusively with KKR to evaluate and manage oil and gas investments, including multiple joint ventures in the Eagle Ford.   Prior to RPM, she held a variety of leadership and technical positions with Newfield Exploration, BP, Vastar Resources, and ARCO.  Ms. Buie received a B.S. in Chemical Engineering from Texas A&M University.

Interest in Shares:

nil

Special Responsibilities:

-Member of the Audit and Risk Management Committee

-Member of the Reserves Committee

Other Directorships:

FlowStream Vintage I Ltd.

Damien Ashley Hannes
Director, BBs

Experience

Mr. Hannes has been a Director since August 2009. Mr. Hannes has over 25 years of finance, operations, sales and management experience. He has most recently served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse’s listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region. From 1986 to 1993, Mr. Hannes was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, Mr. Hannes was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a U.S. investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. He holds a Bachelor of Business degree from the NSW University of Technology in Australia and subsequently completed the Institute of Chartered Accounts Professional Year before being seconded into the commercial sector.

Interest in Shares:

1,439,748 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

-Chairman of the Remuneration and Nominations Committee (served as a Member throughout 2018)

-Member of the Audit and Risk Management Committee

Other Directorships:

-Hannes Investments Pty Ltd.

-Bresrim Nominees Pty Ltd.

-Dizhor Investments Pty Ltd.

-Sarah Brown & Associates Limited

-Fernster Pty Limited

Neville Wayne Martin

Director, LLB

Experience

Mr. Martin has been a Director since January 2012. Prior to his election, he was an alternate director on our board of directors. Mr. Martin has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Mr. Martin has served as a director on the boards of several Australian companies listed on the Australian Securities Exchange, including Stuart Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Mr. Martin is the former state president of the Australian Resource and Energy Law Association. Mr. Martin holds a Bachelor of Laws degree from Adelaide University.

Interest in Shares:

169,022 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

-Member of the Audit and Risk Management Committee

-Member of the Reserves Committee

Other Directorships:

Woomera Exploration Pty. Ltd.

Numedico Technologies Pty. Ltd.

Anglo Russian Energy Pty. Ltd.

Newklar Asset Management Pty. Ltd.

Houmar Nominees Pty. Ltd.

BriteGeeks Pty. Ltd.

Woomera Mining Ltd.

H Weldon Holcombe
Director, BS in Civil Engineering

Experience

Mr. Holcombe has been a Director since December 2012. Mr. Holcombe has over 30 years of onshore and offshore U.S. oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental (“HSE”), and management of office, field and contract personnel. Most recently, Mr. Holcombe served as the Executive Vice President, Mid Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which Mr. Holcombe served as Vice President of New Technology Development for BHP Billiton. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Mr. Holcombe managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, Mr. Holcombe served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Mr. Holcombe also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk’s Haynesville field with one billion cubic feet of natural gas production per day. Prior to Petrohawk, Mr. Holcombe served in a variety of senior level management, operations and engineering roles for KCS Energy and Exxon. Mr. Holcombe holds a Bachelor of Science degree in civil engineering from the University of Auburn.

Interest in Shares:

185,370 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

-Chairman of the Reserves Committee

-Member of the Remuneration and Nominations Committee

Other Directorships:

Nil

Thomas L Mitchell
Director, BS in Accounting

Experience

Mr. Mitchell was appointed to the Board in October 2018.  He is a strategic and  finance grounded leader with a record of driving innovative global growth in energy business models as the CFO of both large and small companies in the Oil and Gas Industry.  He has had a career of strong Fortune 500 experience with exploration and production companies, and broad energy exposure with offshore drilling and midstream gathering and marketing companies.  In his last position as EVP and Chief Financial Officer of Devon Energy Corporation, Mr. Mitchell collaborated closely with Devon’s Board of Directors while leading the finance and business development organizations.  He helped the company successfully strengthened asset quality and margins by repositioning the oil and gas portfolio through the strategic acquisition of Felix Energy and sister midstream company Tall Oak.  Mr. Mitchell also raised $2.2 billion of critically needed capital through a divestiture program executed in an extremely challenged divestiture market.  Previously, Mr. Mitchell served as EVP and Chief Financial Officer and a member of the board directors of Midstates Petroleum Company, a private equity-funded exploration and production company. While there, Mr. Mitchell led the initial public offering listing of the company on the New York Stock Exchange in April 2012.  From November 2006 to September 2011, Mr. Mitchell was the Senior Vice President, Chief Financial Officer of Noble Corporation, a publicly-held offshore drilling contractor for the oil and gas industry.  Following his formal education, Mr. Mitchell began his career in public accounting with Arthur Andersen & Co. where he practiced as a CPA (currently inactive), then, in 1989 entered the oil and gas industry at Apache Corporation where he spent eighteen years in various finance and commercial roles the last being Vice President and Controller.  He currently serves on the board of Hines Global REIT, Inc., a public real estate investment trust managed by Hines Interests and previously served on the board of directors of EnLink Midstream Partners, LP and EnLink Midstream, LLC.  Mr. Mitchell graduated from Bob Jones University with a B.S. in Accounting.

Interest in Shares:

108,550 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

-Chairman of the Audit Committee

-Member of the Remuneration and Nominations Committee

Other Directorships:

Hines Global REIT

Meetings of Directors

The table below shows the number of meetings held during each Director’s tenure and the attendance by each Director and respective members of the Committees. In addition to the formal meetings held and noted below, a number of informal meetings were also held, including some with only Non-Executive Directors in attendance.

	Board of Directors		Audit and Risk Management Committee		Remuneration and Nominations Committee		Reserves Committee
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
M. Hannell	22	22	5	5	4	4	1	1
E. McCrady	22	22	—	—	—	—	—	—
D. Hannes	22	21	5	4	4	4	—	—
N. Martin	22	19	5	4	—	—	1	1
W. Holcombe	22	15	—	—	4	4	1	1
T. Mitchell	2	2	—	—	1	1	—	—

The Audit and Risk Management, the Remuneration and Nominations, and the Reserves Committees both have charters approved by the Committees and, subsequently, the Board, which sets out the Committees’ objectives, composition, meeting frequency, access, duties and responsibilities.  Minutes are kept of all meetings and are tabled for adoption at the following Committee meetings. These minutes are subsequently provided to the Board for information and any discussion that may be necessary.  The Audit and Risk Management Committee meets with the external auditor at least twice a year.

Board Committees

Chairmanship and current membership of each of the board committees at the date of this report are as follows:

Committee	Chairman	Members
Audit and Risk Management	Mitchell	Buie, Hannes, Martin, Hannell
Remuneration and Nominations	Hannes	Hannell, Holcombe, Mitchell
Reserves	Holcombe	Buie, Hannell, Martin

Indemnifying Officers

The Company has paid premiums to insure each of the directors, officers and consultants against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director or executive of the Company, other than conduct involving a wilful breach of duty in relation to the Company. The policy does not specify the individual premium for each officer covered and the amount paid is confidential.

During or since the end of the reporting period, the Company has given an indemnity or entered into an agreement to indemnify, paid or agreed to pay insurance premiums for the following individuals:

•Michael Hannell

•Eric McCrady

•Judith D Buie

•eville Martin

•Damien A Hannes

•Weldon Holcombe

•Thomas L Mitchell

•Cathy L Anderson

•Grace L Ford

•Damien Connor

The Company has not indemnified its auditors.

Unlisted Options

At the date of this report, no options were outstanding.

No person, or entity entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

Unlisted Restricted Share Units

At 31 December 2018, 9,133,930 unlisted restricted share units remain unvested and will be evaluated for vesting over the next two years.  Upon vesting, RSUs will be converted to ordinary shares.

Proceedings on Behalf of Company

No person has applied to the Court for leave to bring proceedings on behalf of the Company or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

Non-Audit Services

The Board of Directors is satisfied that the provision of non-audit services during the reporting period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

•all non-audit services are reviewed and approved by the Audit Committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and

•the nature of the services provided do not compromise the general principles relating to auditor independence in accordance with APES 10 : Code of Ethics for Professional Accountants set by the Accounting Professional Ethics Standards Board.

The Audit Committee approved its external auditors to perform tax advisory services to analyse the Company’s previously filed severance tax returns and other relevant information to identify additional marketing cost deductions and statutory exemptions not previously taken by the Company during the year ended 31 December 2018.  No other non-audit services were performed by its auditors.

Rounding of Amounts

The Company is an entity to which ASIC Corporations (Rounding in Financial/Directors' Reports) Instrument 2016/191 applies relating to the rounding off of amounts in the Directors’ Report.  Accordingly, amounts in the Directors’ Report have been rounded to the nearest thousand dollars, unless shown otherwise.

REMUNERATION REPORT

(audited)

The Directors present the Remuneration Report prepared in accordance with Section 300 of the Corporations Act 2001 (Corporations Act) for the consolidated entity for the year ended 31 December 2018.  This Remuneration Report has been audited as required by Section 308(3C) of the Corporations Act and forms part of the Directors’ Report. All amounts are in USD unless explicitly stated otherwise.

This report details the key remuneration activities for the year ended 31 December 2018 and provides remuneration information for the Company’s non-executive Directors (“NEDs”), Managing Director and other key management personnel (“KMP”) of the consolidated entity.  The discussion and analysis that follows is intended to place in perspective the remuneration tables and disclosures that follow this discussion.

Our core assets and operations are entirely located in the United States.  Our Board of Directors believes attracting and retaining high-caliber directors and management who are experts in executing our business plan in the US is critical to maximizing shareholder value.   As such the Board has engaged Meridian Compensation Partners, LLC to assist in formulating a remuneration program that incentivizes shareholder value creation and is competitive with peers in the US. Our remuneration program rewards long term shareholder value creation, fundamental company performance, and individual performance.  A significant portion of our executives’ pay is at-risk to performance and is equity-based rather than cash-based to better align executive remuneration with shareholder returns. Failure to meet targets set forth by the Board results in forfeiture of these performance-based awards.

2018 Incentive Compensation Activity and Remuneration

2018 Performance

On April 23, 2018, the Company completed the acquisition of 21,900 net acres in proximity to its existing operations in the Eagle Ford.  The Company raised equity and refinanced its debt facility to provide the liquidity needed to acquire and develop the properties.  The transaction was transformational for Sundance.  The Company’s acreage position in the Eagle Ford was increased by 63% and 255 drilling locations with generally higher returns than our legacy properties were added which gives Sundance the increased scale to more effectively create shareholder value.  Subsequent to closing of the acquisition, the Company brought 23 wells online which resulted in increasing sales volumes by 29%, Adjusted EBITDAX by 75%, and net asset value, less working capital deficit per share by 15%, as compared to 2017.

2018 Remuneration Plan

Our 2018 remuneration program is primarily comprised of three elements:

Element • Base pay • Annual cash incentive award (“STI)” • Annual long-term equity award (“LTI”)

Purpose

Retain current executives and, when appropriate, attract new executives.

Reward executives for short-term financial and operational results.  STI awards are 100% performance based.

Incentivize executives to create more shareholder wealth over the long term than a comparable investment in other oil and gas investments.  LTI awards are 100% performance based.

.

Base Pay and Transaction Bonuses

Subsequent to the closing the transaction, the Board with the assistance of Meridian Compensation Partners, LLC, undertook an evaluation of 2017 remuneration packages for 15 onshore US oil companies (the “Meridian Report”) of similar size and found that the base pay of Sundance’s CEO and CFO was significantly below the median of $550,000 and $365,650, respectively.  The consummation of the acquisition and subsequent increased scale of activities materially increased the CEO’s and CFO’s responsibilities.  As a result, the Board increased the base pay for the CEO from $370,000 to $485,000 and the CFO from $295,000 to $350,000.  The CEO’s and CFO’s base pay remains approximately 12% and 4%, respectively, below the median base pay of the peer group, as measured by the last survey that was carried out.  In addition, the Board approved a one-time cash transaction bonus for the CEO and the CFO in recognition for their significant performance and contribution in connection with consummating this transformational transaction.  Transaction bonuses of $300,000 and $200,000 were paid to the CEO and CFO, respectively.

Annual STI Award

The STI targets detailed below were selected based on those factors determined to be critical to successfully growing shareholder value in a capital efficient manner during 2018 and sufficiently challenging to warrant payment of STI.  Performance is measured separately for each metric with each metric accounting for 20% of the targeted bonus.  No STI is earned for performance below the Threshold, 50% is earned upon achieving the Threshold, 100% is earned upon achieving the Expected (Target), and 200% is achieved upon achieving the Stretch.  Performance between the Threshold and Expected (Target) or Target and Stretch results in earning STI pro rata between the Threshold and Expected (Target) or Expected (Target) and Stretch, respectively.

	Production (Boe/day)	Adjusted EBITDAX ($MM)	NAV per Debt-Adjusted Share (1)	Recycle Ratio (2)	Discretionary	Total
Weighting	20%	20%	20%	20%	20%

Threshold	9,000	$100	0.81	2.1
Expected (Target)	9,500	$105	0.87	2.4
Stretch	11,000	$120	0.93	3.2

Sundance 2018 Performance	10,133	100	1.16	1.9	0.0%
percentage earned	142%	50%	200%	0%	0%

Payout (weighted)	28%	10%	40%	0%	0%	78%

(1) NAV per debt-adjusted share is calculated as the difference of Proved PV-10 less debt divided by shares outstanding.
(2) Recycle ratio is calculated as Adjusted EBITDAX per Boe divided by PDP finding and development cost per Boe.

The Target STI opportunity as a percentage of base salary was set at 100% for the CEO and 75% for the CFO both of which are in line with the peer data shown in the Meridian Report.  As a result of the above calculations, 78% of target STI was earned for the period.  The Board did not award any discretionary STI based on the Company’s share price performance despite achievement of a number of significant strategic and qualitative goals.  Additionally, based on the Board’s assessment of the overall performance of the Company and its share price in late 2018, the STI awards were reduced by an additional 21 percentage points as shown below.

	Target (% of base salary)	Target Payout	STI Awarded	STI as a % of Target	Compensation Forfeited
Eric McCrady, Managing Director	100%	$485,000	$275,000	57%	$210,000
Cathy L. Anderson, CFO	75%	$262,500	$150,000	57%	$112,500

Annual LTI Award

Restricted share units granted in 2018 vest based on achieving transformational growth in production and Adjusted EBITDAX per debt adjusted share in 2019 and 2020 and performance of the Company’s shares as compared to the XOP, the S&P index that tracks performance of a basket of oil and gas industry stocks, over a three-year period ending 31 December 2020. Fifty percent of the RSUs vest based on share price performance compared to the XOP, 25% vest based on 2019 production and Adjusted EBITDAX per debt adjusted share, and 25% vest based on 2020 production and Adjusted EBITDAX per debt adjusted share.  Each metric will be evaluated separately. No RSUs vest unless the employee remains with the Company at the end of the three-year performance period. The number of RSUs vested will range from 0% to 200% of the grant based on achievement of each specified performance metric.  Evaluation of achievement of the stated performance metrics will occur in early 2021.  The performance metrics are outlined below.

	Threshold (1)		Target (1)		Stretch (1)(3)
	Goal	Vesting %	Goal	Vesting %	Goal	Vesting %
2019 Production per Debt Adjusted Share (2)	0.0055	6.25%	0.0061	12.5%	0.0074	25.0%
2019 EBITDA per Debt Adjusted Share (2)	0.18	6.25%	0.21	12.5%	0.24	25.0%
2020 Production per Debt Adjusted Share	0.0070	6.25%	0.0092	12.5%	0.0131	25.0%
2020 EBITDA per Debt Adjusted Share	0.22	6.25%	0.29	12.5%	0.42	25.0%
3-Year TSR vs XOP	Meet Index	37.50%	0-10% Outperformance	50.0%	10-25% Outperformance	100.0%

(1) Performance between the Threshold and Target or Target and Stretch results in pro rata vesting.
(2) In addition to achieving the metrics set forth above, the employee must remain employed by the Company at 31 December 2020.
(3) The Company’s three-year annualized total shareholder return must exceed 8% for any vesting in excess of Target.

The Target LTI opportunity as a percentage of base salary was set at 325% for the CEO and 225% for the CFO which is in line with our practice over recent previous years and judged by the Remuneration and Nominations Committee to be reasonable as part of the overall incentive plan design.  The proposed quantities of RSUs were established by taking the targeted dollar value of the grant divided by the share price at the time the Board elected to grant LTI but did not factor in risk associated with achieving the LTI targets.  The Board recommended an award of 3,127,480 RSUs to the CEO.  Awards to the CEO, as a member of the Board, are subject to shareholder approval at the next Annual General Meeting.  The Board granted 1,562,500 RSUs to the CFO on 26 December 2018.  The Company believes that linking vesting of equity awards to these metrics strongly aligns executives’ interests with those of shareholders. Vesting of the restricted shares units is 100% performance based.  There is no time-based or service-based component to the vesting schedule.

2018 Executive Remuneration

Following is a summary of 2018 executive (KMP) remuneration.  For the year ended 31 December 2018, the targeted “at risk” remuneration tied to performance was 81% for the Managing Director and 75% for the CFO. Additional details are provided later in this report.

	2018 Salary (1) (2)	Cash Transaction Bonus (3)	2018 Annual Cash Incentive Award (1)	2018 Long-Term Incentive Award Value (4)(5)	Total Compensation	% of Total Compensation at Risk
Eric McCrady, Managing Director	$482,789	$300,000	$275,000	$257,043	$1,314,832	63%
Cathy L. Anderson, CFO	$348,942	$200,000	$150,000	$128,419	$827,361	58%
Grace Ford, COO	$443,544	$-	$-	$-	$443,544	0%

(1)	From remuneration tables presented later in this report

(2)

Ms. Ford separated from the Company in June 2018 after serving in various capacities since October 2011.  Due to the length of her service and contributions to the Company, including her role in the acquisition and associated capitalization, she was awarded a severance payment equal to her average base salary over the last three years.  The severance paid to her was within the amount allowed under Section 200G of the Australian Corporations Act and therefore it did not require shareholder approval.

(3)	Bonus paid subsequent to consummation of equity raise, debt refinance and acquisition that occurred in early 2018.
(4)

Includes 1,583,740 to the CEO and 781,250 to the CFO at a fair value of A$0.233 per share based on a Monte Carlo simulation model described in Note 1 of the Consolidated Financial Statements.  Mr. McCrady’s shares are subject to shareholder approval at the 2019 Annual General Meeting.  Accordingly, the grant date value of the award is an estimate as of 26 December 2018.

(5)

Includes 1,563,740 RSUs to the CEO and 781,250 shares to the CFO at a fair value of nil as the non-market conditions were not expected to be met based on the Company’s internal forecasts as of 31 December 2018.  The grant date fair value, as defined under AASB 2, was A$0.30 per share.

Prior Period Awards Evaluated as at 31 December 2018

During 2018, the 2014 LTI – R-TSR plan was measured for vesting.  The Company’s total shareholder return for the period 31 December 2014 to 31 December 2017 ranked in the 38th percentile amongst the designed peer group. As a result, 70% of the R-TSR shares granted to each KMP vested in January 2018.  The remaining shares were forfeited. Details regarding shares vested and forfeited is provided later in this report.

2015 LTI – A-TSR – The minimum performance threshold was not achieved and therefore 100% of the RSUs granted will be forfeited in 2019.

Both tranches of the 2015 – LTI Deferred Cash Award and the first two tranches of the 2016 – LTI Deferred Cash Award have been measured for vesting as at 31 December 2018.  The minimum performance threshold was not achieved and therefore all of the deferred cash awards for 2015 and the first two tranches of the 2016 deferred cash awards will be forfeited.  The deferred cash awards forfeited by the CEO were $601,250 for the 2015 – LTI Deferred Cash Award and $360,750 for the first two tranches of the 2016 – LTI Deferred Cash Award.  The CFO forfeited $331,874 for the 2015– LTI Deferred Cash Award and $199,126 for the 2016 – LTI Deferred Cash Award.  All deferred cash awards of the COO were forfeited.

Results of Voting on the Remuneration Report at the Company’s Last Annual General Meeting

At Sundance’s 2018 Annual General Meeting (“AGM”) held on 31 May 2018, more than 25% of the votes cast by shareholders were against Sundance's remuneration report for the year ended 31 December 2017 (“2017 Remuneration Report”). Accordingly, Sundance received a "first strike" on its 2017 Remuneration Report.  If at the 2019 AGM more than 25% of the votes cast by shareholders are also against Sundance's remuneration report for the year ended 31 December 2018 (“2018 Remuneration Report”), then (as a result of receiving a “first strike” at the 2018 AGM and a "second strike" at the 2019 AGM), the Company is required to put to a vote at  the 2019 AGM  a resolution that another meeting be held within 90 days (“Spill Meeting”) at which the Directors serving at the time the 2018 Remuneration Report was considered (other than the Managing Director)  must  resign and any of those Directors desiring to continue to serve would be required to stand for re-election at the Spill Meeting (“Spill Resolution”).  If more than 50% of the votes cast by shareholders are in favour of the Spill Resolution, the Company will be required to hold the Spill Meeting within 90 days of the AGM. The Notice of Meeting for the 2019 AGM will include notice of a Spill Resolution in case it is required.

The Board values feedback from the shareholders and takes this “first strike” very seriously.  The Company believes it has historically adopted remuneration policies and practices designed to align the interests of executives with those of the shareholders.  However, in response to the vote on the 2017 Remuneration Report the Board and management expanded their outreach to shareholders regarding remuneration practices.

Also, the overall remuneration framework was critically re-evaluated to ensure it is designed to achieve the stated objectives.  Additional changes to the suite of metrics are planned for 2019 to incorporate ‘return’ metrics to further incentivise management to strengthen the balance sheet and create value for shareholders. Key changes adopted to the incentive plans include:

STI

•	Added focus on capital efficiency with the introduction of the NAV per Share and Recycle Ratio;
•	Increased Board discretion over the entire pool to better incentivize achievement of guidance and share price appreciation; and
•	Absolute production and Adjusted EBITDAX growth for the 2018 fiscal year only to incentivize management to achieve critical targeted growth post acquisition.

LTI

•	LTI paid in Restricted Share Units (RSUs) so achievement of LTI targets results in payment in shares, not cash, to further align management and shareholders;
•

Half of the RSUs tied to total shareholder returns compared to the XOP, a broad index representing the US onshore oil and gas sector. If the Company’s total shareholder returns do not meet the XOP there is no vesting of the RSUs tied to total shareholder returns;

•

Targeted growth in Production and Adjusted EBITDAX per debt adjusted share representing top decile growth in capital efficient per share growth and achievement of these targets is likely to result in materially improved fundamentals for the Company’s shareholders;

•	No RSUs vest until the end of the three-year performance period subject to continued employment; and
•	No shares above the Target vest unless shareholders enjoy at least an 8% annualized return.

Directors and Key Management Personnel

• Michael D Hannell, Chairman
• Eric P McCrady, Managing Director and Chief Executive Officer
• Damien A Hannes, Non-executive Director
• Neville W Martin, Non-executive Director
• H Weldon Holcombe, Non-executive Director
• Thomas L Mitchell, Non-executive Director from 24 October 2018
• Judith D Buie, Non-executive Director from 21 February 2019
• Cathy L Anderson, Chief Financial Officer
• Grace Ford, Chief Operating Officer through 15 June 2018

Remuneration Governance

The objectives of our remuneration program are to:

•Attract and retain highly trained, experienced, and committed executives who have the skills, education, business acumen, and background to lead a mid-tier oil and gas business;

•Motivate and reward executives to drive and achieve our goal of increasing shareholder value;

•Provide balanced incentives for the achievement of near-term and long-term objectives, without motivating executives to take excessive risk; and

•Track and respond to developments such as the tightening in the labor market or changes in competitive pay practices.

The primary components of our executive remuneration program consist of base salary and the opportunity to receive long-term equity incentive awards and an annual performance cash bonus. We have historically targeted each component, as well as the aggregate of the components, to be approximate the 50th percentile of market remuneration comparables within a group of similarly-sized ASX and U.S. publicly listed oil and gas exploration and production companies.  Individual remuneration levels may vary from these targets based on performance, expertise, experience, or other factors unique to the individual or the Company. We also provide retirement and other benefits typical for our peer group.

The majority of each executive's potential remuneration is performance based and "at risk." In assessing total remuneration, our objective is to be competitive with industry remuneration while considering individual and Company performance.

For the year ended 31 December 2018, the targeted "at risk" remuneration relating to performance variability with cash bonuses and LTI represents approximately 81% for the Managing Director and approximately 75% for the CFO as illustrated in the tables below.

Basic Principles

While our shares are traded on the ASX, all of our management team and operations are located in the United States.  As such, we have adopted the following considerations for managing executive remuneration:

•Recognition that Sundance Energy is a publicly listed Australian company, with the current majority of our shareholders being Australian. Due recognition and observance of the ASX listing rules, the ASX Corporate Governance Principles and Guidelines, and the Corporations Act must be made.

•Recognition that remuneration must be competitive within the local working environment in order to attract and to retain the necessary people to grow the company according to the Board’s approved strategy.

•The remuneration must achieve the appropriate balance between shareholders’ interests and management motivation and retention.

•The Committee should be advised by an appropriate independent industry expert.

•The remuneration is to include three basic elements:

oBase salaries (which are reviewed at the end of each fiscal year).

oShort term incentives in the form of annual cash bonuses or fully vested RSUs based on predetermined targets recommended by the Remuneration and Nominations Committee and approved by the Board.  Individual performance is taken into consideration when determining the quantum of STI actually awarded.

oLong term incentives in the form of equity and/or deferred cash compensation based on predetermined targets recommended by the Remuneration and Nominations Committee and approved by the Board.

Share Ownership Guidelines

Ownership of our shares by our executives aligns their interests with the interests of our shareholders. Accordingly, the Board of Directors maintains share ownership guidelines for certain key management personnel. An executive’s failure to meet the share ownership guidelines may influence an executive’s future mix of cash and non-cash compensation awarded by the Committee. The Remuneration and Nominations Committee did not make any changes to the guidelines in 2018.

Executives are not permitted to invest in derivatives involving Company shares.

Claw Back Provisions

The Board, in its sole discretion, shall reserve the right to claw back any incentive awards issued if any of the following conditions apply:

•The Company’s financial statements are required to be restated due to material non-compliance with any financial reporting requirements under the federal securities laws or Australian Corporations Act (other than a restatement due to a change in accounting rules); and

oAs a result of such restatement, a performance measure which was a material factor in determining the award is restated, and

oIn the discretion of the Board, a lower payment would have been made to the executive officer based upon the restated financial results;

•Should it subsequently be found that the information or assumptions originally used to calculate the incentive awards are materially erroneous;

•In the event that there is evidence of fraud by any employee resulting in material adverse change in the Company’s financial statements.

Remuneration Policy and Framework

The Remuneration and Nominations Committee

The Remuneration and Nominations Committee makes recommendations to our Board of Directors in relation to total remuneration of Directors and executives and reviews their remuneration annually. The Committee members are all independent Directors, and independent external advice is sought when required.

Remuneration Consultant

Given the unique structure of being traded on the ASX but having a U.S.-based management team and operations, the Remuneration and Nominations Committee has, from time to time, used a compensation consultant to provide executive remuneration consulting services to the Committee, including executive market analysis, peer bench marking and LTI market advice.  During 2018, the Committee engaged Meridian Compensation Partners, LLC to assist with the evaluation of the various components of the Company’s remuneration structure.  The Company paid Meridian consulting fees of $28,133 for the consulting services they provided.

In order to ensure that any remuneration recommendations made by Meridian were free from undue influence by management, the Remuneration and Nominations Committee directly engaged Meridian and any advice, work, or recommendations made by Meridian were provided directly to the committee chairman.  The Board is satisfied that Meridian remains free from undue influence by management.

Elements of Remuneration

	Component	Description
Cash Based Remuneration	Base Salary (Fixed)	Competitive pay to attract and retain talented executives.
	Short-Term Incentives (Performance Based)	Annual incentive plan designed to provide executives with an opportunity to earn an annual cash incentive based on individual and Company financial and operational performance.
Equity Based Remuneration	Long-Term Incentives (Performance Based)

Restricted share awards intended to motivate and to promote the retention of management with outcomes reflecting Company performance over a three-year vesting period. Equity awards further align the interests of our executives with those of our shareholders.

Deferred Cash Bonus Remuneration	Long-Term Incentives (Performance Based)

Deferred cash awards intended to motivate and to promote the retention of management with outcomes reflecting Company performance over a one to three-year period. Deferred cash awards align the interests of our executives with those of our shareholders.

Other Benefits	Health and Welfare Benefit Plans (Other)	Executives are eligible to participate in health and welfare benefit plans generally available to other employees. The Company does not have any perquisites made available only to executives.

Base Salary

Base salaries for executives recognize their qualifications, experience and responsibilities as well as their unique value and historical and expected contributions to the Company. In addition to being important to attracting and retaining executives, setting base salaries at appropriate levels motivates employees to aspire to and accept enlarged opportunities. We do not consider base salaries to be part of performance-based remuneration.  In setting the amount, the individuals' performance is considered as well as the length of time in their current position without a salary increase.

Incentive Remuneration

Our incentive remuneration program is designed to incentivize and to motivate management and senior employees to achieve short and long-term goals to improve shareholder value. This plan represents the performance-based, at-risk component of each executive's total remuneration. The incentive remuneration program is designed to: 1) align management and shareholder interests, and 2) attract and retain management and senior employees to execute strategic business plans to grow the Company as approved by our Board of Directors.  It is the practice of the Remuneration and Nominations Committee to carefully monitor the incentive remuneration program to ensure its ongoing effectiveness.

The incentive remuneration program has provisions for an annual bonus of cash and/or equity in addition to the base salary levels. The STI annual bonus is established to reward short-term performance towards the Company’s goal of increasing shareholder value. The equity and deferred cash components of the LTI annual bonuses are intended to reward progress towards our long-term goals and to motivate and retain management to make decisions benefiting long-term value creation.

On an annual basis, targets are established and agreed by the Remuneration and Nominations Committee, subject to approval by the Board of Directors. The targets are used to determine the bonus pool, but both the STI and LTI bonuses for the Key Management Personnel require approval by the Remuneration and Nominations Committee and are fully discretionary. Bonuses earned under the STI, if any, are normally paid in cash, but may be paid by means of awarding fully vested RSUs.  Bonuses under the LTI plan are generally awarded with RSUs, but at the Board’s discretion may include other features such as deferred cash awards.

The bonus pool is determined by an assessment of the overall management team and Company performance achievement relative to financial metrics, and is calculated based on a percentage of each employee’s annual base salary.  The Managing Director recommends to the Remuneration and Nominations Committee the allocation of such awards for Key Management Personnel other than himself.  The Remuneration and Nominations Committee determines the allocation of the Managing Director’s individual performance bonus, along with any adjustments (either positive or negative) to the recommendations made by the Managing Director for other Key Management Personnel.  The grant of RSUs to the Managing Director (as a Director) is subject to shareholder approval at the Annual General Meeting (“AGM”), in accordance with the ASX Listing Rules.

Short Term Incentives

The Target STI opportunity as a percentage of base salary was set at 100% for the CEO and 75% for the CFO both of which are in line with the peer data shown in the Meridian Report.  The Board established a 2018 STI plan subsequent to the closing of the transaction described in Note 2 in the Notes to the Consolidated Financial Statements.

Long-Term Incentives

The Company has an LTI Plan which provides for the issuance of Sundance Energy Australia Limited RSUs only to our U.S. employees (the "RSU Plan"). The Target LTI opportunity as a percentage of base salary was set at 325% for the CEO and 225% for the CFO which is in line with our practice over recent previous years and judged by the Remuneration and Nominations Committee to be reasonable as part of the overall incentive plan design.

The LTI Plan is administered by the Board. RSUs may be granted to eligible employees from a bonus pool established at the sole discretion of our Board. The bonus pool is subject to Board and/or management review of both the Company and the individual employee's performance over a measured period determined by the Remuneration and Nominations Committee and the Board. The RSUs may be settled in cash or shares at the discretion of the Board.  We may amend, suspend or terminate the LTI Plan or any portion thereof at any time. Certain amendments to the LTI Plan may require approval of the holders of the RSUs who will be affected by the amendment.

Employment Contracts

During 2018, the Company had an employment contract in place with Eric McCrady its Chief Executive Officer (CEO).  In January 2019, Mr. McCrady’s employment agreement was renewed for an additional three-year term.  There were no other modifications to the terms of his employment agreement.  The Company currently does not have employment agreements in place with any other KMPs and the other KMPs were not entitled to any termination benefits as at 31 December 2018.

The details of Mr. McCrady’s current contract are as follows:

•Three-year term commencing 1 January 2019 with base remuneration of $485,000 per year which is reviewed annually by the Remuneration and Nominations Committee. He is eligible to participate in the Company’s incentive compensation program and is entitled to the specified remuneration and benefits through the term of the agreement.

•In the instance of a change in control of the Company at the instigation of the Board of Directors, if the CEO’s title and duties are substantially reduced then the CEO, within two months of such reduction in status, may provide two weeks written notice to the Company as being terminated by the Company for other than good cause.  The contract provides that he will receive his base salary through the remainder of the contract term, not to exceed the amount allowed under Section 200G of the Australian Corporations Act governing payments made without shareholder approval (generally limited to an amount equal to one year’s salary).

The following tables show the estimated potential payments and benefits that would be received by the CEO or his estate (in the event of death) if termination of employment was the result of various circumstances discussed within his employment contract and assumes that any termination was effective as at 31 December 2018.  The actual amounts to be paid can only be determined at the time of the CEO’s actual termination.

2018	Voluntary Termination	Early Retirement	Normal Retirement	Disability	Death	Involuntary Termination (for cause)	Involuntary Termination (without cause) (3)	Change in Control (3)
Cash severance	$—	$—	$—	$199,315	$—	$—	$396,000	$396,000
RSUs (1)(2)	—	—	—	—	—	—	—	—
Health benefits	—	—	—	8,339	—	—	—	—
Total	$—	$—	$—	$207,654	$—	$—	$396,000	$396,000

(1)

In the event of retirement, disability or death, the awards granted as part of the LTI plans may be prorated at the end of the performance cycle based on actual performance achievement at the discretion of the Board.

(2)	The Board must vest the outstanding award if the acquiring company does not convert or make-up the award.
(3)

In the event of a change in control, if the CEO’s responsibilities are reduced, he may elect to terminate the contract and receive the same treatment as involuntary termination (without cause).   Under Section 200G of the Australian Corporations Act, the total payout would be limited to an amount equal to one year’s salary based upon his average salary over the past three years ($396,000), unless shareholder approval was obtained.  Any amount due for health benefits would be subject to the same limitation.

Retirement and Other Benefits

Executive management participates in the same benefit plans and on the same basis as other employees.  Those plans include health, dental and vision insurance (for which a premium contribution is required by the participant) and a 401(k) retirement plan under which the Company makes an annual contribution equal to 3 percent of the participant’s eligible compensation.

Post-Termination and Change In Control Benefits

The Chief Executive Officer’s employment contract provides for payment of his base salary through the end of the contract term in the event he is terminated as a result of a change in control event subject to limitations on payments set forth in the Corporations Act.  Additionally, in the event of a corporate take-over or change in control (as defined in the LTI Plan), our Board, in its sole discretion, may cause all unvested RSUs to vest and be satisfied by the issuance of one share per RSU or provide for the cancellation of outstanding RSUs and make a cash payment equal to the then-fair market value of the RSUs.

Details of Other LTI Awards in Effect during the Year

The tables below summarize other LTI Awards that were in effect during the year.  In 2015 and 2016 the Board elected to utilize Deferred Cash for a portion of the LTI Award to minimize potential dilution.  The Deferred Cash awards varied based on the share price to align the potential payout with share price performance during the three-year measurement periods.  The three-year evaluation period for the second tranche of the 2015 Deferred Cash LTI Award ended on 31 December 2018.  Achievement of the selected Absolute Total Shareholder Return metrics would have resulted in outperformance of the XOP by approximately 32 percent on an absolute basis. Note that all RSU awards have been adjusted to reflect the 10:1 share consolidation that occurred in December 2018.

	2014 LTI - Time-Based Vesting Award	2014 LTI – Relative Total Shareholder Return (“R-TSR”)	2015 LTI – A-TSR Award
Grant Date	28 May 2015 (CEO) 24 June 2015 (CFO, COO)	28 May 2015 (CEO) 24 June 2015 (CFO, COO)	15 March 2016 (CFO, COO) 27 May 2016 (CEO)
Summary of Vesting Conditions	Vest annually in three equal tranches

Company’s total shareholder return as compared to designated peer group over 3-year period(2)

R-TSR Percentile Rank    Payout %

90th or Above                    200%

50th                                    100%

30th                                    50%

Below 30th                         0%

Payout as a percent of target will be on a pro-rata basis. If TSR is negative, but percentile rank is above 75 percentile, payout is capped at the target.

Company’s A-TSR over 3-year period as compared to 20-day volume weighted average share price (“VWAP”) at 31 December 2015 (US$0.1384625).

A-TSR Goal               Payout %

1.95x                          133%

1.52x                          100%

1.26x                          50%

Below 1.26x              0%

No proration applied.

Performance Period	n/a	31 December 2014 to 31 December 2017	31 December 2015 to 31 December 2018
Date of Award Payout (if any)	Annually, based on award vesting. Third tranche of RSUs vested during 2018.	January 2018	January 2019
Range of Payout (1)	154,511 RSUs (CEO) 85,286 each (CFO, COO)	0-200% of Target Target CEO: 154,511 RSUs CFO/COO: each 85,286 RSUs	0-133% of Target Target CEO: 434,234 RSUs CFO/COO: each 239,686 RSUs
Plan Status at 31 Dec 2018	EXPIRED – Final tranche of RSUs vested and shares were issued during 2018.	EXPIRED – TSR achieved at 38% percentile as compared to peers so 70% of RSUs vested. Shares were issued for the vested RSUs during 2018 and the remaining RSUs were forfeited.	EXPIRED – The minimum TSR was not achieved so 100% of the RSUs granted will be forfeited in 2019.

(1)See section “LTI awards Evaluated for Vesting at 31 December 2018” for discussion of measurement at end of reporting period.

(2)The original peer group included the following Australian (designated by *) and US headquartered companies: Abraxas Petroleum Corp/NV, Approach Resources Inc., Austex Oil Ltd*, Beach Energy Ltd*, Bonanza Creek Energy Inc., Callon Petroleum CO/DE, Carrizo Oil & Gas Inc, Contango Oil & Gas Co, Diamondback Energy Ltd, Drillsearch Energy Ltd*, Emerald Oil Inc, Goodrich Petroleum Corp, Lonestar Resources Ltd*, Matador Resources Co, Midstates Petroleum Co Inc, Panhandle Oil & Gas Inc, Red Fork Energy Ltd (known now as Brookside Energy)*, Rex Energy Corp, Sanchez Energy Corp, Senex Energy Ltd*, Synergy Resources Corp and Triangle Petroleum Corp.  The LTI provided criteria for substitution in the event of merger, acquisition and/or bankruptcy.

	2015 LTI – Deferred Cash Award	2016 LTI – A-TSR	2016 LTI – Deferred Cash Award
Grant Date	15 March 2016 (CFO, COO) 27 May 2016 (CEO)	17 February 2017 (CFO, COO) 25 May 2017 (CEO)	17 February 2017
Summary of Vesting Conditions

Deferred cash earned through appreciation of the price of Sundance ordinary shares.

Target paid out if VWAP equates 25% preferred return over performance period.

Up to 300% of target may be earned for preferred return between 25% and 75% (will be pro-rated).

Company’s A-TSR over 3-year period as compared to 20-day VWAP at 31 December 2016 (US$0.1453). A-TSR Goal Payout % 1.95x 150% 1.52x 100% 1.26x 50% Below 1.26x 0% No proration applied.

Deferred cash earned through appreciation of the price of Sundance ordinary shares.

Target paid out if VWAP equates 15% preferred return over performance period.

Up to 300% of target may be earned for preferred return between 25% and 75% (will be pro-rated).

Performance Period	Tranche 1: 31 December 2015- 31 December 2017 Tranche 2: 31 December 2015- 31 December 2018	31 December 2016 to 31 December 2019	Tranche 1: 31 December 2016- 31 December 2017 Tranche 2: 31 December 2016- 31 December 2018 Tranche 3: 31 December 2016- 31 December 2019
Date of Award Payout (if any)	Tranche 1: January 2018 Tranche 2: January 2019	January 2020	Tranche 1: January 2018 Tranche 2: January 2019 Tranche 3: January 2020
Range of Payout (1)	Each Tranche: CEO: $0 - $901,875 COO/CFO: $0 - $497,811	0-150% of Target Target CEO: 372,420 RSUs CFO/COO: each 205,567 RSUs	Each Tranche: CEO: $0 - $541,125 COO/CFO: $0 - $298,689
Plan Status at 31 Dec 2018	EXPIRED – The minimum performance threshold was not achieved so 100% of the deferred cash awards were forfeited.	IN EFFECT - To be evaluated in January 2020.	IN EFFECT – The minimum performance thresholds for the first two tranches were not achieved so 100% of those deferred cash awards were forfeited. The final tranche will be evaluated in January 2020.

LTI Awards Evaluated for Vesting as of 31 December 2018

The 2014 LTI R-TSR plan was measured for vesting as at 31 December 2017.  The Company’s total shareholder return for the period 31 December 2014 to 31 December 2017 ranked in the 38th percentile amongst the peers noted in footnote 2 to the table above.  As a result, 70% of the R-TSR shares granted to each of the KMP vested in January 2018.  The remaining shares were forfeited.

The minimum performance threshold was not achieved for the 2015 LTI – A-TSR, and therefore 100% of the RSUs granted will be forfeited in 2019.

Both tranches of the 2015 – LTI Deferred Cash Award and the first two tranches of the 2016 – LTI Deferred Cash Award have been measured for vesting as at 31 December 2018.  The minimum performance threshold was not achieved and therefore all of the deferred cash awards for 2015 and the first two tranches of the 2016 deferred cash awards will be forfeited.  The deferred cash awards forfeited by the CEO were $601,250 for the 2015 – LTI Deferred Cash Award and $360,750 for the first two tranches of the 2016 – LTI Deferred Cash Award.  The CFO forfeited $331,874 for the 2015– LTI Deferred Cash Award and $199,126 for the 2016 – LTI Deferred Cash Award.  All deferred cash awards of the COO were forfeited.

Remuneration of Non-Executive Directors

The NEDs receive a basic annual fee for Board membership and annual fees for committee service and chairmanships. For the Australian NEDs, this is inclusive of the superannuation guarantee contribution required by the Australian government, which is currently 9.5% for the 2018/2019 year.  In accordance with ASX corporate governance principles,  NEDs do not receive any other retirement benefits or any performance-related incentive payments by means of cash or equity.  However, some NEDs have chosen to contribute part of their salary to superannuation for individual tax planning purposes.

A review of NEDs’ fees performed by Meridian was last commissioned by the Remuneration and Nominations Committee in September 2015.  At that time, the review illustrated that the remuneration per NED is below the 25th percentile of the US peer group and above the 75th percentile of the Australian peer group. The Board has not increased the base fees since 2015, nor has the Board engaged Meridian to review NED compensation since that time.

Summary of Non-Executive Director Pay Elements

NED fees are determined within an aggregate Directors’ fee pool limit, which is periodically recommended for approval by shareholders.  The maximum fees paid to NEDs is currently limited to A$950,000 per annum which was approved by shareholders at the Annual General Meeting in 2013. For the year ended 31 December 2018, total fees paid to NEDs was A$762,307.

The Directors’ fees for the 2018 fiscal year were:

Base fees	Amount (1)
Board Service
Chairman	$132,500
Non-executive Director	100,000

Committee Service
Audit and Risk Management Committee Chair	$29,500
Remuneration and Nominations Committee Chair	20,250
Reserves Committee Chair	17,500
Member of the Audit and Risk Management or Remuneration and Nominations Committee	11,000
Member of the Reserves Committee	8,250

(1) The above amounts are paid to the Australian non-executive Directors in Australian dollars. For the US based non-executive Director the same nominal amounts were paid in US dollars.

Details of Remuneration

The table below details Director and KMP remuneration paid in accordance with Accounting Standards for fiscal years ended 31 December 2018 and 2017.

	Fixed Based Remuneration					Performance Based
2018	Cash Salary and Fees	Termination Benefits	Non-monetary Benefits (1)	Post-employment Benefits	Superannuation	Transaction Bonus	STI- Bonus	LTI - Share Based (2)	LTI - Deferred Cash Based (3)	Total
Directors
E. McCrady	$482,789	$—	$22,772	$8,250	$—	$300,000	$275,000	$248,492	$(2,418)	$1,334,885
M. Hannell	117,400	—	—	—	11,153	—	—	—	—	128,553
D. Hannes	95,899	—	—	—	9,110	—	—	—	—	105,009
N. Martin	81,395	—	—	—	7,733	—	—	—	—	89,128
W. Holcombe	128,500	—	—	—	—	—	—	—	—	128,500
T. Mitchell (4)	118,558	—	—	—	—	—	—	—	—	118,558
	$1,024,541	$—	$22,772	$8,250	$27,996	$300,000	$275,000	$248,492	$(2,418)	$1,904,633

Key Management Personnel
C. Anderson	348,942	—	16,167	8,250	—	200,000	150,000	208,309	(1,357)	930,311
G. Ford	158,544	285,000	8,245	4,647	—	—	—	(270,274)	(3,155)	183,007
	$507,486	$285,000	$24,412	$12,897	$—	$200,000	$150,000	$(61,965)	$(4,512)	$1,113,318
Total	$1,532,027	$285,000	$47,184	$21,147	$27,996	$500,000	$425,000	$186,527	$(6,930)	$3,017,951

	Fixed Based Remuneration					Performance Based
2017	Cash Salary and Fees	Termination Benefits	Non-monetary Benefits (1)	Post-employment Benefits	Superannuation	Transaction Bonus	STI- Bonus	LTI - Share Based (2)	LTI - Deferred Cash Based (3)	Total
Directors
E. McCrady	$369,288	$—	$22,344	$8,100	$—	$—	$—	$700,508	$(56,357)	$1,043,883
M. Hannell	121,681	—	—	—	11,560	—	—	—	—	133,241
D. Hannes	99,397	—	—	—	9,443	—	—	—	—	108,840
N. Martin	84,363	—	—	—	8,015	—	—	—	—	92,378
W. Holcombe	127,429	—	—	—	—	—	—	—	—	127,429
	$802,158	$—	$22,344	$8,100	$29,018	$—	$—	$700,508	$(56,357)	$1,505,771

Key Management Personnel
C. Anderson	294,433	—	15,623	8,100	—	—	—	429,940	(37,883)	710,213
G. Ford	294,433	—	14,983	8,100	—	—	—	430,132	(37,883)	709,765
	$588,866	$—	$30,606	$16,200	$—	$—	$—	$860,072	$(75,766)	$1,419,978
Total	$1,391,024	$—	$52,950	$24,300	$29,018	$—	$—	$1,560,580	$(132,123)	$2,925,749

(1) Non-monetary benefits include car parking and payment of healthcare premiums.

(2) The fair value of the services received in return for the LTI share-based awards is based on the allocable portion of aggregate fair value expense recognized under AASB 2 for the year.  The fair value of the services received in return for the time-based RSUs was determined by multiplying the number of shares granted by the closing price of the shares on the grant date.  The fair value of the A-TSR and R-TSR shares has been determined using a Monte Carlo simulation model, as further discussed in Note 1 to the Consolidated Financial Statements.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realise should the RSUs vest.

(3) The fair value of the services received in return for the LTI deferred cash awards is based on the allocable portion of aggregate fair value expense recognized under AASB 2 for the year.  The fair value of the deferred cash awards has been determined using a Monte Carlo simulation model and is remeasured at the end of each reporting period until the award is settled. The fair value of the deferred cash awarded to KMP decreased in 2018 as compared to 2017, and in 2017  as compared to 2016, therefore is presented as negative income in the remuneration tables.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realise should the deferred cash vest.

(4) T. Mitchell’s fees includes an upfront cash payment of $100,000 to use to acquire Company shares on the open market.

(5)  G. Ford’s remuneration includes a cash severance payout of $285,000.  Ms. Ford separated from the Company in June 2018 after serving in various capacities since October 2011.  Due to the length of her service and contributions to the Company, including her role in the acquisition and associated capitalization, she was awarded a severance payment equal to her average base salary over the last three years.  The severance paid to her was within the amount allowed under Section 200G of the Australian Corporations Act and therefore it did not require shareholder approval.

Number of Restricted Shares Units held by Key Management Personnel

Key Management Personnel	Balance 31.12.2017	Issued as compensation	Forfeited RSUs	RSUs converted in to ordinary shares	Balance 31.12.2018	Market Value of Unvested RSUs 31.12.2018 (1)

E. McCrady (2)	1,012,669	—	(46,353)	(159,662)	806,654	$204,868
C. Anderson	558,968	1,562,500	(25,586)	(88,129)	2,007,753	509,915
G. Ford	558,967	—	(470,838)	(88,129)	—	—
Total	2,130,604	1,562,500	(542,777)	(335,920)	2,814,407	$714,783

(1)

Market value based on the Company’s closing share price on the ASX exchange as at 31 December 2018 converted at the foreign currency exchange spot rate of 0.70548 as published by the Reserve Bank of Australia.

(2)

Mr. McCrady’s shares are subject to approval by shareholders. Therefore, the table above excludes 3,127,480 RSUs awarded by the Board in December 2018. These shares will be subject to approval at the 2019 AGM.

Number of Shares held by Directors and Key Management Personnel

Key Management Personnel	Balance 31.12.2017	RSUs converted to ordinary shares	Value realised upon RSU vesting (1)	Net Other Changes (2)	Balance 31.12.2018

M. Hannell	114,850	—	$—	171,850	286,700
D. Hannes	624,772	—	—	814,976	1,439,748
N. Martin	69,511	—	—	99,511	169,022
W. Holcombe	74,670	—	—	110,700	185,370
T. Mitchell	—	—	—	108,550	108,550
E. McCrady	392,792	159,662	88,552	236,410	788,864
C. Anderson	150,248	88,129	48,879	(30,572)	207,805
G. Ford	129,594	88,129	48,879	(30,647)	187,076
Total	1,556,437	335,920	$186,310	1,480,778	3,373,135

(1)	The RSU plan allows for an administrative period between the vesting date and the issuance of ordinary shares. Amounts above reflect the value received at issuance.
(2)	Includes market purchases and sales of shares to cover tax withholding liability related to shares issued on vesting of RSUs.

Company Performance and Shareholder Wealth

The following table shows the Company’s performance during the years ended 31 December 2018, 2017, 2016, 2015 and 2014 respect to several key financial indicators (in US thousands, except where otherwise stated).

	Year ended December 31,
Metric	2018	2017	2016	2015	2014
Revenue (US$'000)	164,925	104,399	66,609	92,191	159,793
Proved Reserves (MBOE)(1)	93,241	47,079	29,490	25,473	25,981
Sales Volume (BOEPD)	9,612	7,471	6,104	7,267	6,147
Net profit (loss) after tax (US$'000)	(28,139)	(22,435)	(45,694)	(263,835)	15,321
Adjusted EBITDAX (US$'000)	100,092	57,190	47,863	64,781	126,373
Earnings (loss) per share (2)	(0.05)	(0.18)	(0.52)	(4.77)	0.29
Dividends or other returns on capital	Nil	Nil	Nil	Nil	Nil
Period end share price ($A)	0.36	0.70	2.20	1.70	5.20

(1)	Prepared using SEC pricing.
(2)	Basic and diluted

Auditor’s Independence Declaration

The auditor’s independence declaration for the year ended 31 December 2018 has been received and can be found on page 37 of this report.

Signed in accordance with a resolution of the Board of Directors.

Michael Hannell

Chairman

Adelaide

Dated this 29th day of March 2019

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia
DX 10307SSE

Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Board of Directors

Sundance Energy Australia Limited

Ground Floor

28 Greenhill Road

Wayville, South Australia, 5034

29 March 2019

Dear Board Members,

Sundance Energy Australia Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Sundance Energy Australia Limited.

As lead audit partner for the audit of the financial statements of Sundance Energy Australia Limited for the financial year ended 31 December 2018, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i)the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii)any applicable code of professional conduct in relation to the audit.

Yours sincerely,

DELOITTE TOUCHE TOHMATSU

Jason Thorne

Partner

Chartered Accountants

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Touche Tohmatsu Limited

CORPORATE GOVERNANCE

The Board of Sundance Energy Australia Limited (“Sundance” or “the Company”) is committed to the Principles and Recommendations underpinning best practices in corporate governance as specified by the Australian Securities Exchange (the “ASX”) Corporate Governance Council’s 3rd Edition of Corporate Governance Principles and Recommendations.

This is the Corporate Governance Statement for Sundance for fiscal year 2018. Sundance’s Board has carefully reviewed the Corporate Governance Principles and Recommendations.  The Board considers that the Company’s corporate governance practices follow the ASX Corporate Governance Principles unless otherwise stated in this Corporate Governance Statement. In a few instances, the Company has adopted hybrid methodologies of compliance, which the Board has deemed appropriate for its size, structure and situation.  In some instances disclosures recommended by the ASX have been made in other areas of the Annual Report, namely the Directors’ Report, and therefore will not be restated under this section.

This Corporate Governance statement is accurate and is up to date as at 29 March 2019 and was approved by the Board on that date.

Principle 1: Lay Solid Foundations for Management and Oversight

The respective roles and responsibilities of the Board and management, including those matters expressly reserved to the Board, are set out in the Board Charter, which is available on the Company’s website at http://www.sundanceenergy.net/corporate-governance.

1.1 Roles and Responsibilities

The Board is responsible for the corporate governance of the Company, including the setting and monitoring of objectives, goals and corporate strategy.  Management is responsible for the implementation of the strategy and running the day to day business of the Company’s affairs.

Responsibilities of the Board include:

•Providing input into and final approval of management’s development of corporate strategy and performance objectives;

•Monitoring senior executives’ performance and implementation of the Company’s strategy;

•Approving and monitoring the business plan, budget and corporate policies;

•Monitoring and the approval of financial and other reporting;

•Ensuring an effective system of internal controls exists and is functioning as required;

•Establishing the Company’s vision, mission, values and ethical standards as reflected in the Code of Conduct;

•Delegating an appropriate level of authority to management and approving change to those delegations;

•Ensuring appropriate resources are available to senior executives;

•Appointment, succession, performance assessment, remuneration and dismissal of the Managing Director;

•Reviewing, ratifying and monitoring systems of risk management and internal control, codes of conduct, and legal compliance; and

•Approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestitures.

The Board has delegated responsibility to the Managing Director (“MD”) to manage the day-to-day operations and administration of the Company. In carrying out this delegation, the MD, supported by the senior executive management team, routinely reports to the Board regarding Sundance’s progress on achieving both the short and long-term plans for the Company. The MD is accountable to the Board for the authority that is delegated by the Board.

Responsibilities of the senior executive management team include:

•Implement the corporate strategy set by the Board;

•Achieve the performance targets set by the Board;

•Develop, implement and manage risk and internal control frameworks;

•Develop, implement and update policies and procedures;

•Provide sufficient, relevant and timely information to the Board to enable the Board to effectively perform its responsibilities; and

•Manage human, physical and financial resources to achieve the Company’s objectives – in other words to run the day to day business in an effective way.

1.2 Information in Relation to Board Candidates

Currently, no formal description of the procedure for the selection and appointment of new Directors or the re-election of incumbent Directors exists, however, the process is managed by the Board in an effective way. The Remuneration and Nomination Committee is responsible for ensuring that appropriate checks are performed for any person that is appointed as a Director, or before a person is put forward to shareholders as a candidate for election as a Director.  The background checks performed prior to appointment include character references and verification of education, employment history, credit (including bankruptcies) and criminal records.

The Company ensures that all material information in its possession relevant to a shareholder’s decision whether to elect or re-elect a director, including the information referred to in Recommendation 1.2, is provided to shareholders in the Company’s Notice of Annual General Meeting.

1.3 Written Agreements with Directors and Senior Executives

The Company has signed letters of appointment in place with each non-executive Director. The letters of appointment, cover topics including the term of appointment, remuneration, disclosure requirements and indemnity and insurance arrangements.

The Company had a written employment contract in place with the MD throughout 2018.  In December 2018, the Company entered into a new agreement with the MD which expires 2 January 2022.  The MD’s employment contract sets forth a description of job duties and responsibilities, reporting lines, remuneration, and termination rights and payment entitlements and are described in detail in the Company’s Remuneration Report for the year ended 31 December 2018 beginning on page 21.

Currently the Company does not have employment contracts in place with its other senior executives, but the Board believes the spirit of the principle has been met through other means.  The Company’s offer of employment letter to each of the senior executives explains the executive’s remunerations and terms of employment. In addition, the MD communicates regularly with the senior executives to ensure each understands his/her role and responsibilities.  The senior executives have all signed the Code of Conduct and Ethics, as noted in Principle 3.

1.4 Company Secretary

The Company Secretary is Damien Connor. The responsibilities of the Company Secretary include:

•Providing assistance to the Chairman in the management of Board matters;

•In liaison with the Chairman, coordinating, organizing and attending meetings of the Board and shareholders, and ensuring that the correct procedures are followed;

•Assisting in the drafting and the maintaining of the agendas and minutes of the Board, Committees and Company meetings;

•Working with the Chairman, MD and Chief Financial Officer to ensure that governance practices meet all ASX and other regulatory requirements, including all financial and other regular reporting requirements.

The Company Secretary is accountable to the Board through the Chairman and accessible to all Directors. The appointment and removal of the Company Secretary is a matter for decision by the Board as a whole.

1.5 Diversity

Sundance is committed to a workplace culture that promotes the engagement of well qualified, diverse and motivated people across all levels to assist Sundance to meet its business objectives.  Sundance employs people on the basis of the needs of the business, their skills, qualifications, abilities and past track record of their achievements. Within this framework, Sundance believes it is important to maintain a diverse, empowered and inclusive workforce in order to gain valuable input from people of different gender, race, religion, marital status, disability or national origin. The Company’s Diversity Policy is available on the Company’s website at http://www.sundanceenergy.net/corporate-governance.

Key principles of this policy are:

•Recruiting on the basis of skills, qualifications, abilities and track record;

•Encouraging participation of its people in professional development to benefit both the Company and the individual;

•Encouraging personal development to benefit both the Company and the individual;

•Aiming to be an employer of choice and to provide a family friendly work environment; and

•Promoting diversity through awareness.

The Directors are of the view that the Company has already achieved a broad diversity of people across its operations in accordance with the company’s Diversity Policy.  Given the size of the Company and the business environment in which it operates, the directors believe that it is not appropriate at this stage to set measurable diversity objectives.  The Board, at least annually, reviews with management the effectiveness of the Diversity Policy, including gender diversity, and whether any changes need to be implemented.

The Board believes that there exists a well-balanced proportion of women and men employed throughout the Company, including senior management and professional/technical positions, as illustrated by the following table:

As at 31 December 2018	Males	Females	Total	Percent Male	Percent Female
Board	6	—	6	100%	—
Senior Management (1)	3	2	5	60%	40%
Professional/Technical	21	19	40	53%	48%
Support and Field	14	4	18	78%	22%
Total	44	25	69	64%	36%

(1)

The Company defines “Senior Management” as employees who directly report to the MD and have the the authority and responsibility for planning, directing and controlling major activities of the Company and/or its subsidiaries.

The Board added female representation in February 2019 with the appointment of J Buie.  This brings the percentage of females on the Board to 14%.

1.6 Process for Evaluating Board Performance

The Chairman has the responsibility for reviewing the performance of the Board and Committees with the Directors on a periodic basis, but not less than once per year. The criteria for the review includes an evaluation of the range of skills and expertise that are in place for the Company to meet its current business objectives, and a review of any new requirements as the Company evolves and develops. The assessment is supplemented by input from the Remuneration and Nominations Committee deliberations.

The Chairman has the responsibility for coordinating the review of the individual non-executive Directors performance on a periodic basis, but not less than once per year.  This review is carried out on a one-on-one basis, with feedback provided from the Chairman to each Director, and also from each Director to the Chairman. The last of such reviews occurred in December 2018 regarding 2018 performance.

The Board will continue to consider the need to use an external facilitator to conduct its performance reviews; to date the Board has not felt that the additional formality was necessary given the Board size and structure.

1.7 Process for Evaluating Managing Director and Senior Management Performance

The Company’s Chairman, with non-executive Director input, is responsible for providing feedback to the MD on his performance assessed against the responsibilities discussed above. The MD, with Chairman and non-executive Directors input, is responsible for providing feedback to senior management and assessing their performance against the responsibilities discussed in Item 1.1.

An annual performance evaluation of the MD and senior management was completed in April 2018 following the completion of the Company’s acquisition of Eagle Ford assets, and again in December 2018 related to 2018 performance.  The MD also has periodic one-on-one discussions with each senior executive throughout the year.

Principle 2: Structure the Board to Add Value

2.1 Remuneration and Nomination Committee

The Company has established the Remuneration and Nominations Committee, which must consist of at least three Directors, all of whom must be independent.

The responsibilities of the Committee include recommendations to the Board about:

•Remuneration practices and levels of MD, non-executive Directors and senior management;

•The necessary and desirable competencies of Directors;

•Board succession plans;

•Induction and educational procedures for new Board appointees and key executives;

•Ensuring procedures exist for evaluation of the performance of the Board, its Committees and Directors; and,

•The appointment and re-election of Directors.

The current membership of the Remuneration and Nominations Committee is set out on page 18 of the Directors’ Report.  Details of the number of Committee meetings held during 2018, and attendance by Committee members, is set out on page 18 of the Directors’ Report.

The charter for the Remuneration and Nomination Committee is available on the Company website at http://www.sundanceenergy.net/corporate-governance.

2.2 Board Skills Matrix

The Board is committed to achieving a membership that, collectively, has the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfil its responsibilities or have ready access to such skills which are not available.

The composition of skills and experience of the Board (out of the current 7 Directors) is shown in the table below: The Board’s skill matrix indicates the mix of skills, experience and expertise that are considered necessary at Board level for optimal performance of the Board.

Skills and Experience
Industry experience •Resources including oil & gas/minerals •Infrastructure •Engineering or science qualification •Membership of industry related organisations •Major projects (including mergers & acquisitions)	7
Executive leadership/management •Senior management positions	6
Financial acumen •Financial literacy •Accounting or finance qualification	6
Health safety and environment •Experience related to managing HS&E issues in an organisation	2
Governance and regulation •Experience in the governance of organisations •Membership of governance industry bodies or organisations	4
Strategy •Experience to analyse information, think strategically and review and challenge management in order to make informed decisions and assess performance against strategy	7
International experience •Experience in a global organisation •Experience with international assets, business partners, cultures and communities	4
Risk •Experience in risk management and oversight	4

The Directors reviewed the composition and skill sets of the Board in 2018 prior to commencing the recruitment process for its two new Board members.  The Directors consider that the current composition, size and skills of the Board to be appropriate, but will continue to monitor regularly as the needs of the Board may change over time.

2.3 Director Independence

The Board assesses the independence of its directors at least annually, using criteria established in its charter and by the Corporate Governance Principles and Recommendations of the Australian Securities Exchange Limited (“ASX”) and the U.S. Securities and Exchange Commission (“SEC”). Under this criteria, Sundance defines an independent director as a non-executive director who is free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the independent exercise of their judgement.  In determining independence, the Board considers whether the director:

•Is employed, or has previously been employed in an executive capacity by Sundance in the past three years;

•Has a family member which was employed by the Company in an executive capacity or accepted any material compensation from the Company in any 12-month period during the past three years; and

•Is, or has been in the last three years, in a material business relationship (such as a supplier, customer, or external auditor) with Sundance, or an officer of, or otherwise associated with someone of such relationship

In addition, director disclosures and considerations are standing items on its Board meeting agendas.  The Board has determined that each of its Non-executive Directors are independent, and were independent during the year ended 31 December 2018.

The composition of the Board at the date of this report and the length of service of each Director as at 31 December 2018* is as follows:

*
M D Hannell	Chairman, Independent Non-Executive Director	12 years, 9 months
E McCrady	Managing Director and Chief Executive Officer	7 years, 10 months
N Martin	Independent Non-Executive Director	7 years**
D Hannes	Independent Non-Executive Director	9 years, 5 months
W Holcombe	Independent Non-Executive Director	6 years, 1 month
T Mitchell	Independent Non-Executive Director	0 years, 2 months

*  Note that Ms. Buie was appointed subsequent to 31 December 2018 (February 2019).

**In addition, Mr. Martin served as an alternate to the Board for 10 months prior to his appointment as a non-executive Director.

The Board has assessed the capacity of Mr. Hannell who has served more than ten years as a Director to exercise an independent judgment on issues brought before the Board and to act in the best interests of the company and its shareholders. The Board is satisfied that this requirement has been fully met.

2.4 Board Composition

As noted above in relation to Recommendation 2.3, at all times during the year ended 31 December 2018, the majority of the Board was comprised of independent Directors.

2.5 Independence of Board Chairman

Sundance maintains a bright line division of responsibility between the Chairman and the MD as clearly specified in the Board Charter and Role of Management document maintained on the Company’s website at http://www.sundanceenergy.net/corporate-governance.

2.6 Director Induction and Professional Development

The Board ensures that new Directors are effectively inducted in a manner they believe is practicable for the size of the Company and financial resources available.  Through meetings with executives and other current Directors, new Directors are sufficiently informed of the Company’s financial, strategic, operational and risk management position; the culture and values of the Company; and the role of the Board’s Committees.

Directors are regularly updated on information about the Company and recent developments in the industry to enhance their skills and knowledge.  In addition, the Directors have diverse experience, previous Board and/or senior management experience and are either involved or have been involved in a variety of outside business and professional activities that add to their knowledge and professional competency.

Principle 3: Promote Ethical and Responsible Decision-Making

3.1 Code of Conduct

The Company has a Code of Conduct and Ethics, which establishes the practices that Directors, senior management and employees must follow in order to comply with the law, meet shareholder expectations, maintain public confidence in the Company’s integrity, and provide a process for reporting and investigating unethical practices.  The Code of Conduct is available on the Company’s website at http://www.sundanceenergy.net/corporate-governance.

The Company requires all new employees to sign a formal acknowledgement of the Code of Conduct and Ethics as part of its on-boarding process.

Principle 4: Safeguard Integrity in Corporate Reporting

4.1 Audit and Risk Management Committee

The Company’s Audit and Risk Management Committee must be comprised of at least three Directors, all of whom must be independent.  Currently, Directors Mitchell (chairman), Hannes, Hannell, Martin and Buie serve on the Committee. The Committee meets at least twice per year and the external auditor, MD and Chief Financial Officer are invited to attend the meetings, at the discretion of the Committee.

The responsibilities of the Audit and Risk Management Committee is to assist the Board in fulfilling its corporate governance and oversight responsibility by monitoring and reviewing:

•the Company’s accounting and financial reporting processes and the integrity of its financial statements;

•the audits of the Company’s financial statements and the appointment, compensation, qualifications, independence, objectivity and performance of the Company’s internal and independent auditors;

•the Company’s compliance with legal and regulatory requirements; and

•the performance of the Company’s internal audit function and internal control over financial reporting.

The Audit and Risk Management Committee also makes recommendations to the Board in fulfilling its responsibilities relating to risk management and compliance practices of the Company.

The Audit and Risk Management Committee’s charter is available on the Company’s website at http://www.sundanceenergy.net/corporate-governance.

The specific attributes of the Audit and Risk Management Committee members that are relevant to this committee include financial acumen, technical industry knowledge, experience in risk management and oversight and an understanding of corporate governance. The qualifications of each Audit and Risk Management Committee member can be found in the Director biographies beginning on page 14 of the Director’s Report.

Details of the number of Committee meetings held during 2018, and attendance by Committee members, is set out on page 18 of the Directors’ Report.

In addition, the Board has established a Reserves Committee to assist the Board in monitoring:

•The integrity of the Company’s oil, natural gas, and natural gas liquid reserves reporting (the “Reserves”);

•The independence, qualifications and performance of the Company’s independent reservoir engineers; and

•The compliance by the Company with legal and regulatory requirements.

The current membership of the Reserves Committee is set out on page 18 of the Directors’ Report.  Details of the number of committee meetings held during 2018, and attendance by Committee members, is set out on page 18 of the Directors’ Report.

The Reserves Committee Charter is available on the Company’s website at http://www.sundanceenergy.net/corporate-governance.

4.2 Statement from the Chief Executive Officer and the Chief Financial Officer

Prior to giving their Director’s declaration in respect of the half-year and annual financial statements, the Board receives a declaration from the Chief Executive Officer and the Chief Financial Officer in accordance with section 295A of the Corporations Act 2001 that, in their opinion, the financial records of the Company have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the Company, and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

4.3 Auditor Attendance at the Annual General Meeting

The Board requires the external auditor to attend the Company’s Annual General Meeting and be available to answer questions from shareholders about the conduct of the audit and the preparation and content of the audit report.

Principle 5: Make Timely and Balanced Disclosure

The Company has adopted a Market Disclosure Policy to ensure compliance with its continuous disclosure obligations whereby relevant information that could cause a reasonable person to expect a material effect on, or lead to a substantial movement in, the value of the Company’s share price, is immediately made available to shareholders and the public as a release to the ASX.  The Company Secretary has been nominated as the person primarily responsible for communications with the ASX. All material information concerning the Company, including its financial situation, performance, ownership and governance is posted on the Company’s web site to ensure all investors have equal and timely access.  The Market Disclosure Policy is available on the Company’s website at http://www.sundanceenergy.net/corporate-governance.

Principle 6: Respect the Rights of Shareholders

6.1 Information on the Company’s Website

The Company provides information about itself and its corporate governance practices to its shareholders via the Company’s website, http://www.sundanceenergy.net/

6.2 Investor Relations Program

The Board fully recognises its responsibility to ensure that its shareholders are informed of all major developments affecting the Company.  In 2018, the Company created a new V.P. Investor Relations role within the Company.  As a result, the Company has increased its number of scheduled and ad-hoc briefings with shareholders and analysts to  facilitate more frequent two-way communication between the Company and its shareholders.

All shareholders, who have elected to do so, receive a copy of the Company’s Annual Report and the Annual, Half Yearly and Quarterly Reports are prepared and posted on the Company’s website in accordance with the ASX Listing Rules. Regular updates on operations are made via ASX releases. All information disclosed to the ASX is posted on the Company’s website as soon as possible after it is disclosed to the ASX. When analysts are briefed on aspects of the Company’s operation, the material used in the presentation is concurrently released to the ASX and posted on the Company’s website.

6.3 Encouraging Shareholder Participation at the Annual General Meeting

The Company does not currently webcast its investor relations activities or the Annual General Meeting, however, the presentation is posted to the Company’s website.

The Company encourages its shareholders to attend its annual general meeting to allow them the opportunity to discuss and question its Board and management.

6.4 Electronic Communications

The Company gives shareholders the option to receive communications from, and to send communications to, the Company electronically.  The Company encourages shareholders to sign up for email alerts at

www.sundanceenergy.com.au/alerts.cfm.   In addition, there is an email link on the Company’s website for shareholders to communicate with the Company electronically.

Principle 7: Recognise and Manage Risk

7.1 Risk Management Committee

The Audit and Risk Management Committee is responsible for approving and monitoring the overall financial and operational business risk profile of the Company, and reporting its findings to the Board.

The Audit and Risk Management Committee currently consists of five Independent Directors.  The current membership of the Audit and Risk Management Committee is set out on page 18 of the Directors’ Report.  Details of the number of committee meetings held during 2018, and attendance by Committee members, is set out on page 18 of the Directors’ Report.

7.2 Risk Management Framework

Sundance recognises that the effective identification, evaluation, monitoring and management of risk is central to the ongoing success of the Company.  The Company has established a Risk Management Policy, which provides the framework for oversight and management of its business risks.  The Risk Management Policy ensures that:

•Appropriate systems are in place to identify, to the extent that is reasonably practical, all material risks that the Company faces in conducting its business;

•The financial impact of those risks is understood and appropriate controls are in place to limit exposures to them;

•Appropriate responsibilities are delegated to control the risks; and

•Any material changes to the Company’s risk profile are disclosed in accordance with the Company’s continuous Market Disclosure Policy.

The Board requires senior management to design and implement the risk management and internal control system to manage the Company, and to report its effectiveness to the Board.  By the nature of the upstream oil and gas business, the topic of risk management is intrinsically covered during each Board meeting.

7.3 Internal Audit

The Company does not currently have a formal internal audit program in place.  Given the Company’s current size and structure, the Board has determined that the finance department, under the supervision of the Chief Financial Officer and direction of the Audit and Risk Management Committee, can sufficiently manage the Company’s financial risks.  The Company has adopted a formal internal control framework, Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO), under which, the Company reviews, on an annual basis, the design and operating effectiveness of its internal controls over key financial processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information.

7.4 Economic, Environmental and Social Sustainability Risks

The Company undertakes oil and gas exploration, development and production activities and as such, faces risks inherent to its business, including economic, environmental and social sustainability risks, which may materially impact the Company’s ability to create or preserve value for shareholders over the short, medium or long term.

The Company has risk exposures related to regulatory compliance, the safety of work practices and potential environmental spills or contamination with associated cleanup cost.  In addition, real or perceived threats to the environment by the Company, or others in our industry, could increase our costs to operate or result in disruption of exploration and production activities.

Health, safety and environmental responsibilities are top priorities of the Company.  The Company believes sustainable and responsible business practices are an important long-term driver of performance and shareholder value and is committed to transparency, fair dealing, responsible treatment of employees and partners and positive interaction with the community in which it operates.  The Company mitigates the risk of catastrophic operational failures by employing operational best practices.  Appropriate insurance, with coverage for third party liability, well control, day-to-day office and business insurance, and operator’s extra expense insurance is in place. Through the application of its health and safety program, the Company provides best practice protection to its employees and contractors.  Senior management provides an update on its health, safety and environment programs to the Board on a monthly basis.

Details regarding material economic risks applicable to the Company and its business, including mitigating factors and the actions being taken by the Company to seek to manage its exposure to those risks, are set out in the Director’s Report and Note 36 in the Notes to the Financial Statements.

Principle 8: Remunerate Fairly and Responsibly

8.1 Remuneration and Nominations Committee

The Remuneration and nominations Committee has four members, D Hannes (chairman), M D Hannell, T Mitchell and H W Holcombe, all whom are independent non-executive Directors, and reports its recommendations to the Board for approval. The Committee determines remuneration levels of senior management on an individual basis. Advice is sought from an independent consultant based in the U.S.

Details of the number of Committee meetings held during 2018, and attendance by Committee members, is set out on page 18 of the Directors’ Report.

The Remuneration and Nominations Committee Charter is available on the Company’s website at http://www.sundanceenergy.net/corporate-governance.

8.2 Remuneration of Non-executive Directors, Executive Directors and Senior Management

The remuneration of non-executive Directors is structured separately from that of the MD and senior management.  The Remuneration Report at pages 21-36 of this Annual Report sets out details of the Company’s policies and practices for remunerating Directors (MD and non-executive) and KMP.

8.3 Use of Derivatives and Similar Transactions

Sundance has a Securities Trading Policy that regulates dealing in its securities by Directors, Senior Management and all other employees (including companies and persons closely related to such persons).  The Policy prohibits Directors and employees from acting on inside information that is not generally available, and if it were generally available, would, or would be likely to, influence persons who commonly invest in securities in deciding whether to acquire or dispose of the relevant securities.

The Securities Trading Policy also:

•Outlines when personnel may and may not deal in shares of the Company,

•Outlines procedures for obtaining prior clearance in exceptional circumstances for trading that would otherwise be contrary to the Securities Trading Policy

•Provides procedures to reduce the risk of inside trading; and

•Prohibits personnel from engaging in in short-term or speculative transactions involving the Company’s shares over those shares and any other financial products of the Company traded on the ASX (Company Securities).

Recommendation 8.3 of the ASX Corporate Governance Principles provides that a listed entity which has an equity-based remuneration scheme should have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme.  Although the Company’s Security Trading Policy does not explicitly meet the requirements of recommendation 8.3, the Board is satisfied that the Company meets the requirements of recommendation 8.3 through company policy which prohibits Directors and Senior Management from trading in Company shares on a short-term basis, engaging in short sales, buying and selling puts and calls, and discourages the practice of purchasing the Company’s shares on margin.

The Securities Trading Policy is available on the Company’s website at http://www.sundanceenergy.net/corporate-governance.

FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

		2018	2017
For the year ended 31 December	Note	US$’000	US$’000

Oil, natural gas and NGL revenue	4	164,925	104,399
Lease operating and workover expense	5	(33,958)	(22,416)
Gathering, processing and transportation expense	6	(8,633)	—
Production taxes		(9,683)	(6,613)
General and administrative expense	7	(27,623)	(18,345)
Depreciation, depletion and amortisation expense	18, 21	(67,909)	(58,361)
Impairment expense	20	(43,945)	(5,583)
Finance costs, net of amounts capitalised	25	(25,405)	(13,491)
Loss on debt extinguishment	25	(2,428)	—
Loss on sale of non-current assets	3	(5)	(1,461)
Gain (loss) on commodity derivative financial instruments	14	40,216	(2,894)
Gain on foreign currency derivative financial instruments	14	6,838	—
Loss on interest rate derivative financial instruments	14	(2,435)	—
Other income (expense), net	9	(604)	457
Loss before income tax		(10,649)	(24,308)
Income tax (expense) benefit	8	(17,490)	1,873
Loss attributable to owners of the Company		(28,139)	(22,435)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		428	708
Other comprehensive income		428	708
Total comprehensive loss attributable to owners of the Company		(27,711)	(21,727)

Loss per share		(cents)	(cents)
Basic	12	(5.4)	(17.9)
Diluted	12	(5.4)	(17.9)

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		2018	2017
As at 31 December	Note	US$’000	US$’000

CURRENT ASSETS
Cash and cash equivalents		1,581	5,761
Trade and other receivables	13	21,249	3,966
Derivative financial instruments	14	24,315	383
Income tax receivable	8	2,384	40
Other current assets	17	3,546	3,472
Assets held for sale	15	24,284	61,064
TOTAL CURRENT ASSETS		77,359	74,686

NON-CURRENT ASSETS
Development and production assets	18	633,400	338,796
Exploration and evaluation assets	19	79,470	34,979
Property and equipment	21	1,354	1,246
Income tax receivable, non-current	8	2,344	4,688
Derivative financial instruments	14	8,003	223
Other non-current assets		149	—
TOTAL NON-CURRENT ASSETS		724,720	379,932
TOTAL ASSETS		802,079	454,618

CURRENT LIABILITIES
Trade and other payables	22	34,796	9,051
Accrued expenses	22	35,223	39,051
Production prepayment	23	-	18,194
Derivative financial instruments	14	436	5,618
Provisions, current	24	900	1,158
Liabilities related to assets held for sale	15	1,125	1,064
TOTAL CURRENT LIABILITIES		72,480	74,136

NON-CURRENT LIABILITIES
Credit facilities, net of deferred financing fees	25	300,440	189,310
Restoration provision	26	16,544	7,567
Other provisions, non-current	24	1,090	2,158
Derivative financial instruments	14	2,578	3,728
Deferred tax liabilities	27	15,189	—
Other non-current liabilities		383	368
TOTAL NON-CURRENT LIABILITIES		336,224	203,131
TOTAL LIABILITIES		408,704	277,267
NET ASSETS		393,375	177,351

EQUITY
Issued capital	28	615,984	372,764
Share-based payments reserve	29	16,765	16,250
Foreign currency translation reserve	29	(706)	(1,134)
Accumulated deficit		(238,668)	(210,529)
TOTAL EQUITY		393,375	177,351

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Foreign
			Share-Based	Currency
		Issued	Payments	Translation	Accumulated
		Capital	Reserve	Reserve	Deficit	Total
	Note	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 31 December 2016		373,585	14,174	(1,842)	(188,094)	197,823
Loss attributable to owners of the Company		—	—	—	(22,435)	(22,435)
Other comprehensive income for the year		—	—	708	—	708
Total comprehensive income (loss)		—	—	708	(22,435)	(21,727)
Derecognition of deferred tax asset	8	(821)	—	—	—	(821)
Share-based compensation value of services	34	—	2,076	—	—	2,076
Balance at 31 December 2017		372,764	16,250	(1,134)	(210,529)	177,351
Loss attributable to owners of the Company		—	—		(28,139)	(28,139)
Other comprehensive income for the year		—	—	428		428
Total comprehensive income (loss)		—	—	428	(28,139)	(27,711)
Shares issued in connection with private placement	28	253,517	—	—	—	253,517
Cost of capital, net of tax	28	(10,297)	—	—	—	(10,297)
Share-based compensation value of services	34	—	515	—	—	515
Balance as at 31 December 2018		615,984	16,765	(706)	(238,668)	393,375

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

		2018	2017
For the year ended 31 December	Note	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		153,424	112,534
Payments to suppliers and employees		(57,676)	(40,000)
Payments of transaction-related costs		(13,574)	—
Settlements of restoration provision		(36)	(132)
Payments for commodity derivative settlements, net		(5,186)	(1,428)
Receipts from commodity derivative premiums, net		634	—
Income taxes received, net		—	3,999
Federal withholding tax paid		(2,301)	—
Other operating activities		—	(197)
NET CASH PROVIDED BY OPERATING ACTIVITIES	33	75,285	74,776

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development assets		(170,363)	(101,043)
Payments for exploration assets		(5,294)	(8,351)
Payments for acquisition of oil and gas properties	2	(215,789)	—
Sale of non-current assets	3	100	15,348
Payments for property and equipment		(363)	(657)
Other investing activities		—	2,200
NET CASH USED IN INVESTING ACTIVITIES		(391,709)	(92,503)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares		253,517	—
Payments for costs of equity capital raisings		(10,293)	—
Payments for interest rate derivative settlements		(297)	—
Borrowing costs paid, net of capitalised portion		(25,394)	(12,381)
Deferred financing fees capitalised		(16,910)	—
Receipts from foreign currency derivatives		6,838	—
Proceeds from borrowings	23, 25	315,000	47,199
Repayments of borrowings	23, 25	(210,194)	(28,755)
NET CASH PROVIDED BY FINANCING ACTIVITIES		312,267	6,063

Net decrease in cash and cash equivalents		(4,157)	(11,664)

Cash and cash equivalents at beginning of year		5,761	17,463
Effect of exchange rates on cash		(23)	(38)
CASH AND CASH EQUIVALENTS AT END OF YEAR		1,581	5,761

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial report of Sundance Energy Australia Limited (“SEAL”) and its wholly owned subsidiaries, (collectively, the “Company”, “Consolidated Group” or “Group”), for the year ended 31 December 2018 was authorised for issuance in accordance with a resolution of the Board of Directors on 29 March 2019. Refer to Note 37 for listing of the Company’s significant subsidiaries.

The Group is a for-profit entity for the purpose of preparing the financial report. The principal activities of the Group during the financial year are the exploration for, development and production of oil and natural gas in the United States of America, and the continued expansion of its mineral acreage portfolio in the United States of America.

Basis of Preparation

The consolidated financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001.

These consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Material accounting policies adopted in the preparation of this financial report are presented below. They have been consistently applied unless otherwise stated.

The consolidated financial statements are prepared on a historical basis, except for the revaluation of certain non-current assets and financial instruments, as explained in the accounting policies below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand (US$’000), except where stated otherwise.

Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities as at 31 December 2018 and 2017, and the results for the years then ended, of Sundance Energy Australia Limited (“SEAL”) and the entities it controls. A controlled entity is any entity over which SEAL is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. As at 31 December 2018 and 2017, all of its controlled entities were wholly-owned.

All inter-group balances and transactions between entities in the Group, including any recognised profits or losses, are eliminated in consolidation.

a)           Income Tax

The income tax expense for the period is comprised of current and deferred income tax expense.

Current income tax expense charged to the statement of profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at the reporting date. Current tax liabilities/(assets) are therefore measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the period. Current and deferred income tax expense/(benefit) is charged or credited directly to equity instead of the statement of profit or loss when the tax relates to items that are credited or charged directly to equity.

Deferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset recognised or the liability is settled, based on tax rates enacted or substantively enacted at the reporting date. Their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilized. Where temporary differences exist in relation to investments in subsidiaries, branches, associates, and joint ventures, deferred tax assets and liabilities are not recognised where the timing of the reversal of the temporary difference can be controlled and it is not probable that the reversal will occur in the foreseeable future.

Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where a legally enforceable right of set-off exists, the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Tax Consolidation

Sundance Energy Australia Limited and its wholly-owned Australian controlled entities have implemented the income tax consolidation regime, with Sundance Energy Australia Limited being the head company of the consolidated group. Under this regime the group entities are taxed as a single taxpayer.

In addition to its own current and deferred tax amounts, Sundance Energy Australia Limited, as head company, also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

b) Exploration and Evaluation Assets

Exploration and evaluation assets incurred are accumulated in respect of each identifiable area of interest. These costs are capitalised to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. Any such estimates and assumptions may change as new information becomes available. If, after the asset is capitalised, information becomes available suggesting that the recovery of the asset is unlikely, for example a dry hole, the relevant capitalised amount is written off in the consolidated statement of profit or loss and other comprehensive income in the period in which new information becomes available. The costs of assets constructed within the Group includes the leasehold cost, geological and geophysical costs, and an appropriate proportion of fixed and variable overheads directly attributable to the exploration and acquisition of undeveloped oil and gas properties.

When approval of commercial development of a discovered oil or gas field occurs, the accumulated costs for the relevant area of interest are transferred to development and production assets. The costs of developed and producing assets are amortised over the life of the area according to the rate of depletion of the proved developed reserves. The costs associated with the undeveloped acreage are not subject to depletion.

The carrying amounts of the Group’s exploration and evaluation assets are reviewed at each reporting date to determine whether any impairment indicators exist. Impairment indicators could include i) tenure over the licence area has expired during the period or will expire in the near future, and is not expected to be renewed, ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned, iii) exploration for and evaluation of resources in the specific area have not led to the discovery of commercially viable quantities of resources, and the Group has decided to discontinue activities in the specific area, or iv) sufficient data exist to indicate that although a development is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and any resulting impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income. The estimate of the recoverable amount is made consistent with the methods described under Impairment in (d) below.

c)           Development and Production Assets and Property and Equipment

Development and production assets, and property and equipment are carried at cost less, where applicable, any accumulated depreciation, amortisation and impairment losses. The costs of assets constructed within the Group includes the cost of materials, direct labor, borrowing costs and an appropriate proportion of fixed and variable overheads directly attributable to the acquisition or development of oil and gas properties and facilities necessary for the extraction of resources. Repairs and maintenance are charged to the consolidated statement of profit or loss and other comprehensive income during the financial period in which are they are incurred.

Depreciation and Amortisation Expense

Property and equipment are depreciated on a straight-line basis over their useful lives from the time the asset is ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful life of the improvement.

The depreciation rates used for each class of depreciable assets are:

Class of Non-Current	Asset Depreciation	Rate Basis of Depreciation
Property and Equipment	5 – 33%	Straight Line

The Group uses the units-of-production method to amortise development and production assets. For this approach, the calculation is based upon economically recoverable reserves over the life of an asset or group of assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

d) Impairment

The carrying amount of development and production assets and property and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made.

Development and production assets are assessed for impairment on a cash-generating unit (“CGU”) basis. A CGU is the smallest grouping of assets that generates independent cash inflows. Management has assessed its CGUs as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets. Each of the Group’s development and production asset CGUs include all of its developed producing properties, shared infrastructure supporting its production and undeveloped acreage that the Group considers technically feasible and commercially viable. An impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income whenever the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

The recoverable amount of an asset is the greater of its fair value less costs to sell (“FVLCS”) or its value-in-use (“VIU”). In assessing VIU, an CGUs estimated future cash flows are discounted to their present value using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the CGUs. The estimated future cash flows for the VIU calculation are based on estimates, the most significant of which are hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves.

Estimates of future commodity prices are based on the Group’s best estimates of future commodity market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves. The discount rates applied to the future forecast cash flows are based on a third party participant’s post-tax weighted average cost of capital, adjusted for the risk profile of the asset’s reserve category.

Under a FVLCS calculation, the Group considers market data related to recent transactions for similar assets. In determining the fair value of the Group’s investment in shale properties, the Group considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include price per flowing barrel of oil equivalent and undeveloped land values per net acre.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired assets. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion if no impairment loss had been recognized. The Company has not reversed an impairment loss during the years ended 31 December 2018 and 2017.

If an entire CGU is disposed, gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the statement of profit or loss and other comprehensive income. If a disposition is less than an entire CGU and the property had been previously subjected to amortization or impairment at the CGU level, and there would be no significant impact to the Company’s depletion rate, no gain or loss is recognized and the proceeds of the sale are treated as a cost reduction to the Company’s net book value of the CGU in which the assets were previously included.

e)           Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at date of inception. The arrangement is assessed to determine whether its fulfillment is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership to the entities in the Group. All other leases are classified as operating leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Assets under financing leases are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

On 1 January 2019,  the Company adopted AASB 16/IFRS 16, which provides a new lessee lease accounting model.  See further discussion at section s) New and Revised Accounting Standards found at the end of this note.

f)           Financial Instruments

Recognition and Initial Measurement

Financial instruments, incorporating financial assets and financial liabilities, are recognised when the entity becomes a party to the contractual provisions of the instrument. Trade date accounting is adopted for financial assets that are delivered within timeframes established by marketplace convention.

Financial instruments are initially measured at fair value plus transactions costs where the instrument is not classified at fair value through profit or loss. Transaction costs related to instruments classified at fair value through profit or loss are expensed to profit or loss immediately. Financial instruments are classified and measured as set out below.

Derivative Financial Instruments

The Group uses derivative financial instruments to economically hedge its exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity crude oil or natural gas price swap, option and costless collar contracts. Their use is subject to the Company’s policies and procedures as approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

The Company has entered into interest rate swap contracts to hedge its exposure to the floating interest rate charged under its long-term debt obligations.  In addition, the Company periodically enters into foreign exchange derivatives to protect cash flows generated during an equity raise from changes in currency fluctuations.

Derivative financial instruments, which do not qualify as “own-use”, are initially recognised at fair value and remeasured at each reporting period. The fair value of these derivative financial instruments is the estimated amount that the Group would receive or pay to terminate the contracts at the reporting date, taking into account current market prices and the current creditworthiness of the contract counterparties. The derivatives are valued on a mark to market valuation and the gain or loss on re-measurement to fair value is recognised through the statement of profit or loss and other comprehensive income.

During 2018 and 2017, the Company had designated one oil marketing contract that met the definition of a derivative as own-use, which under IFRS is not accounted for as a derivative. As a result, the revenues associated with such contract were recognized during the period when volumes were physically delivered. This contract was fulfilled in June 2018, and no other such contracts were in place as of 31 December 2018.

i)Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when they are acquired principally for the purpose of selling in the near-term. Realised and unrealised gains and losses arising from changes in fair value are included in profit or loss in the period in which they arise.

ii)Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortised cost using the effective interest rate method.

Derecognition

Financial assets are derecognised when the contractual right to receipt of cash flows expires or the asset is transferred to another party whereby the entity no longer has any significant continuing involvement in the risks and benefits associated with the asset. Financial liabilities are derecognised when the related obligations are either discharged, cancelled or expire. The difference between the carrying value of the financial liability extinguished or transferred to another party and the fair value of consideration paid, including the transfer of non-cash assets or liabilities assumed, is recognised in profit or loss.

g) Foreign Currency Transactions and Balances

Functional and Presentation Currency

Both the functional currency and the presentation currency of the Group are US dollars (“USD”). Some subsidiaries have Australian dollar (“A$”) functional currency which is translated to the presentation currency. All operations of the Group are incurred at subsidiaries where the functional currency is the US dollar as its core oil and gas properties are located in the United States.

Transactions and Balances

Foreign currency transactions are translated into the presentation currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the consolidated statement of profit or loss and other comprehensive income.

Group Companies

The financial results and position of foreign subsidiaries whose functional currency is different from the Group’s presentation currency are translated as follows:

•assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•revenues and expenses are translated to USD using the exchange rate at the date of transaction; and

•retained profits and issued capital are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve. These differences are recognised in the statement of profit or loss and other comprehensive income upon disposal of the foreign operation.

h)           Employee Benefits

Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled.

Equity - Settled Compensation

The Group has an incentive compensation plan where employees may be issued shares and/or options. The fair value of the equity to which employees become entitled is measured at grant date and recognized as an expense over the vesting period with a corresponding increase in equity.

The group has a restricted share unit (“RSU”) plan to motivate management and employees to make decisions benefiting long-term value creation, retain management and employees and reward the achievement of the Group’s long-term goals.  The target RSUs are generally based on goals established by the Remuneration and Nominations Committee and approved by the Board. The fair value of time-based RSUs is determined based on the price of the Company’s ordinary shares on the date of grant and the expense is recognized over the vesting period. Certain of its outstanding RSUs vest based on the achievement of metrics related to market conditions or Company performance conditions.

The market conditions contained in outstanding RSU awards as at 31 December 2018 were related to the Company’s three‑year absolute shareholder return or the Company’s three-year total shareholder return as compared to an energy industry exchange traded fund (SPDR S&P Oil & Gas Exploration and Production ETF, or “XOP”).  For the market-based awards, the Company uses a Monte Carlo simulation model to determine the fair value of such RSUs and the expense is recognized over the vesting period. The Monte Carlo model is based on random projections of share price paths and must be repeated numerous times to achieve a probabilistic assessment. The expected volatility used in the model is based on the historical volatility commensurate with the length of the performance period of the award. The risk-free rate used in the model is based on Australian or U.S. Treasury bonds relevant to the term of the RSU award.

The outstanding RSU’s with Company performance conditions vest based on achievement of Adjusted EBITDAX per debt adjusted share or production volume per debt adjusted share metrics during 2019 and 2020.  At the end of each reporting period, the Company adjusts the amount of expense recorded based on the number of shares it ultimately expects to vest based on the comparison of internal forecasts to the performance conditions.

Deferred Cash Compensation

In 2016 and 2017, the Group granted deferred cash compensation awards to certain employees, which may be earned through appreciation in the volume weighted average price of the Company’s ordinary shares over periods of one to three years.  The awards may ultimately be settled in cash or fully vested RSUs at the discretion of the Board.  The Group recognizes general and administrative expense for the deferred cash compensation to the extent to which the employees have rendered services, with a corresponding liability included within other noncurrent liabilities on the consolidated statement of financial position. The fair value of the deferred cash awards is estimated initially and at the end of each reporting period until settled, using a Monte Carlo model that takes into consideration the terms and conditions of the award. The expected volatility used in the model is based on the historical volatility commensurate with the length of the performance period of the award. The risk-free rate used in the model is based on U.S. Treasury bond relevant to the term of the award.

i)           Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured. As at 31 December 2018, the Company had recognized a provision related to a third-party refracturing agreement ($2.0 million). See Note 24.

j)           Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less.

k)           Revenue

The Company recognizes revenue from the sale of oil, natural gas and natural gas liquids (“NGL”s) in the period that the performance obligations are satisfied.  The Company’s performance obligations are primarily comprised of the delivery of oil, natural gas, or NGLs at a delivery point.  Each barrel of oil, MMBtu of natural gas, or other unit of measure is separately identifiable and represents a distinct performance obligation to which the transaction price is allocated.  Performance obligations are satisfied at a point in time once control of the product has been transferred to the customer through delivery of oil, natural gas and NGLs.  Under certain of the Company’s marketing arrangements, the Company maintains control of the product during gathering, processing, and transportation, and these costs are recorded as gathering, processing and transportation expenses on the consolidated statement of profit or loss and other comprehensive income.  Such fees that are incurred after control of the product has transferred are recorded as a reduction to the transaction price.

The Company’s contracts with customers typically require payment for oil, natural gas and NGL sales within one to two months following the calendar month of delivery.  The sales of oil, natural gas and NGLs typically include variable consideration that is based on pricing tied to local indices adjusted for fees and differentials and the quality of volumes delivered.  At the end of each month when the performance obligation is satisfied, the variable consideration can be reasonably estimated based on published commodity price indexes and metered production volumes, and amounts due from customers are accrued in trade and other receivables on the consolidated statement of financial position.  Variances between the Company’s estimated revenue and actual payments are recorded as information becomes available.  These variances have not historically been material.

l)            Borrowing Costs

Borrowing costs, including interest, directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings on an effective interest basis. The Company capitalised eligible borrowing costs of $1.5 million and $1.4 million for the years ended 31 December 2018 and 2017, respectively. Additionally, for the year ended 31 December 2018, the Company wrote off deferred borrowing costs related to the previous credit facilities of $2.4 million, which is reflected as loss on debt extinguishment in the consolidated statement of profit or loss and other comprehensive income.  All other borrowing costs are recognised in the consolidated statement of profit or loss and other comprehensive income in the period in which they are incurred.

m)           Goods and Services Tax

Expenses and assets are recognised net of the amount of Goods and Service Tax (“GST”), except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are presented in the consolidated statement of cash flows on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

n)           Business Combinations

A business combination is a transaction in which an acquirer obtains control of one or more businesses. The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. The acquisition method is only applied to a business combination when control over the business is obtained. Subsequent changes in interests in a business where control already exists are accounted for as transactions between owners. The cost of the business combination is measured at fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition. Costs directly attributable to the business combination are expensed as incurred, except those directly and incrementally attributable to equity issuance.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable asset acquired, if any, is recorded as goodwill. If the consideration transferred is less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in the consolidated statement of profit or loss and other comprehensive income as a gain on bargain purchase. Adjustments to the purchase price and excess on consideration transferred may be made up to one year from the acquisition date.

o)            Assets Held for Sale

The Company classifies property as held for sale when management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is highly probable within the next twelve months, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on the Company’s consolidated statement of financial position and amortisation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value, less the costs to sell the assets. The Company recognizes an impairment loss if the current net book value of the property exceeds its fair value, less selling costs. As at 31 December 2018 and 2017, based upon the Company’s intent and anticipated ability to sell these properties, the Company had classified its Dimmit County, Texas properties as held for sale.

p)          Critical Accounting Estimates and Judgements

The Directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data obtained both externally and within the Group. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements.

Estimates of reserve quantities

The estimated quantities of hydrocarbon reserves reported by the Group are integral to the calculation of amortisation (depletion) and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessment of the technical feasibility and commercial viability of producing the reserves. The Company engaged an independent petroleum engineering firm, Ryder Scott Company to prepare its reserve estimates which conform to U.S. Securities and Exchange Commission (“SEC”) guidelines. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological and production data are generated during the course of operations.

Impairment of non-financial assets

The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an indicator of impairment exists, the recoverable amount of the cash-generating unit to which the assets belong is then estimated based on the present value of future discounted cash flows. For development and production assets, the expected future cash flow estimation is based on a number of factors, variables and assumptions, the most important of which are estimates of reserves, future production profiles, commodity prices and costs. In most cases, the present value of future cash flows is most sensitive to estimates of future oil price and discount rates. A change in the modeled assumptions in isolation could materially change the recoverable amount. However, due to the interrelated nature of the assumptions, movements in any one variable can have an indirect impact on others and individual variables rarely change in isolation. Additionally, management can be expected to respond to some movements, to mitigate downsides and take advantage of upsides, as circumstances allow. Consequently, it is impracticable to estimate the indirect impact that a change in one assumption has on other variables and therefore, on the extent of impairments under different sets of assumptions in subsequent reporting periods. In the event that future circumstances vary from these assumptions, the recoverable amount of the Group’s development and production assets could change materially and result in impairment losses or the reversal of previous impairment losses.

Exploration and evaluation assets

The Company’s policy for exploration and evaluation assets is discussed in Note 1 (b). The application of this policy requires the Company to make certain estimates and assumptions as to future events and circumstances, particularly in relation to the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation assets, management concludes that the capitalised expenditures are unlikely to be recovered by future sale or exploitation, then the relevant capitalised amount will be written off through the consolidated statement of profit or loss and other comprehensive income.

Restoration Provision

A provision for rehabilitation and restoration is provided by the Group to meet all future obligations for the restoration and rehabilitation of oil and gas producing areas when oil and gas reserves are exhausted and the oil and gas fields are abandoned. Restoration liabilities are discounted to present value and capitalised as a component part of capitalised development and production assets. The capitalised costs are amortised over the units of production and the provision is revised at each statement of financial position date through the consolidated statement of profit or loss and other comprehensive income as the discounting of the liability unwinds.

In most instances, the removal of the assets associated with these oil and gas producing areas will occur many years in the future. The estimate of future removal costs therefore requires management to make significant judgements regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates.

Units of Production Depletion

Development and production assets are depleted using the units of production method over economically recoverable reserves. This results in a depletion or amortisation charge proportional to the depletion of the anticipated remaining production from the area of interest.

The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the field at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure. The calculation of the units of production rate of depletion or amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on total economically recoverable reserves, or future capital expenditure estimates change. Changes to economically recoverable reserves could arise due to change in the factors or assumptions used in estimating reserves, including the effect on economically recoverable reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues. Changes in estimates are accounted for prospectively.

Share-based Compensation

The Group’s policy for share-based compensation is discussed in Note 1 (h). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances. Certain of the Company’s restricted share units vest based on the Company’s ordinary share price appreciation over a 3- year period in absolute terms or as compared to a defined peer group or market index. Share-based compensation related to these awards use estimates for the expected volatility of the Company’s ordinary share price and of its peer’s ordinary share price (total shareholder return shares) or a market index. The Company’s deferred cash awards also vest upon the Company’s ordinary share price appreciation through 2019.  The Company must also estimate expected volatility of the Company’s ordinary share price when valuing these awards.

Business Combinations

The Company’s policy for business combinations is discussed in Note 1 (n).  The application of this policy requires the Company to make certain estimates and assumptions since some of the assets and liabilities acquired do not have fair values that are readily determinable.  Fair value estimates are determined based on information that existed at the time of acquisition, utilizing expectations and assumptions that would be available to and made by a market participant.  Different techniques may be used to determine fair values, including market prices (where available), appraisals, comparisons to transactions for similar assets and liabilities, and present values of estimated future cash flows, among others.  Since these estimates involve the use of significant judgement, they can change as new information becomes available.

The business combination completed during the year consisted of oil and gas properties.  In general, the consideration the Company has paid to acquire these properties or companies was entirely allocated to the fair value of the assets acquired and liabilities assumed at the time of acquisition and consequently, there was no goodwill nor any bargain purchase gains recognized on our business combination.

q)           Rounding of Amounts

In accordance with the Australian Securities and Investment Commission (“ASIC”) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, amounts in the financial statements have been rounded to the nearest thousand, unless otherwise indicated.

r)           Earnings (Loss) Per Share

The group presents basic and diluted earnings (loss) per share for its ordinary shares. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the dilutive effect, if any, of outstanding share rights and share options which have been issued to employees.

s)           New and Revised Accounting Standards

The Group has adopted all of the new and revised Standards and Interpretations issued by IFRS/AASB that are relevant to its operations and effective for the current annual reporting period, including the following standards:

AASB2/IFRS 2 – Share-Based Payment

In June 2016, AASB2/IFRS2 was amended to clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled.  The effective date for this amendment is for fiscal years beginning on 1 January 2018, and was adopted on that date.  The implementation of the standard did not have a material impact on the Groups consolidated financial statements.

AASB 9/IFRS 9 — Financial Instruments, and the relevant amending standards

AASB 9/IFRS 9, approved in December 2015, introduces new requirements for the classification, measurement, and derecognition of financial instruments, including new general hedge accounting requirements. The effective date of this standard is for fiscal years beginning on or after 1 January 2018, and was adopted on that date. The implementation of the standard did not have a material impact on the Group’s consolidated financial statements.

AASB 15/IFRS 15 — Revenue from Contracts with Customers

In May 2014, AASB 15/IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Specifically, the standard introduces a 5‑step approach to revenue recognition:

1.Identify the contract(s) with a customer.

2.Identify the performance obligations in the contracts.

3.Determine the transaction price.

4.Allocate the transaction price to the performance obligations in the contract.

5.Recognise revenue when (or as) the entity satisfies a performance obligation.

Under AASB 15/IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. The standard is required to be adopted using either the full retrospective approach, with all the prior periods presented adjusted, or the modified retrospective approach, with a cumulative adjustment to retained earnings on the opening balance sheet. The new revenue recognition standard is effective for the Company on 1 January 2018, and was adopted on that date using the modified retrospective method.  The Company has elected the contract modification practical expedient which allows the Company to reflect the aggregate effect of all modifications prior to the date of adoption when applying the standard.  The implementation of the standard did not have a material impact on the Company’s opening accumulated deficit,  net loss or classification of cash flows.

The following Standards and Interpretations have been issued but are not yet effective. These are the standards that the Group reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Group’s assessment of the impact of these new standards, amendments to standards, and interpretations is set out below.

AASB 16/IFRS 16 — Leases

In January 2016, AASB 16/IFRS 16 was issued which provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements for both lessees and lessors. AASB 16/IFRS 16 changes the current accounting for leases to eliminate the operating/finance lease designation and require entities to recognize most leases on the statement of financial position, initially recorded at the fair value of unavoidable lease payments, as a right of use asset and respective liability. The entity will then recognize depreciation of the lease assets and interest on the statement of profit or loss.

The Company operates predominantly as a lessee. The standard will affect primarily the accounting for the Company’s operating leases, with no significant impact expected for the Company’s finance leases.

The new lease standard is effective for the Company on 1 January 2019, and will be adopted by the Company effective on that date using the simplified cumulative catch-up method. This adoption method will allow the presentation of previous comparative periods to remain unchanged, and an adjustment to the opening balance of retained earnings at 1 January 2019 will be made for the difference between the right of use asset and liability recorded. In addition, lease incentives will be rolled into the respective right of use asset, rather than recorded as a deferral.

Upon adoption of the new standard, the Company intends to elect to apply hindsight in assessing the lease term, and to grandfather previous conclusions reached under IAS 17 as to whether existing contracts are or contain leases. The Company is continuing to evaluate other practical elections which it may apply to individual asset classes, and to portfolios of leases that contain similar characteristics.

As of 31 December 2018, the Company had approximately $9.1 million of contractual obligations related to its non-cancelable leases.   The Company is in the process of evaluating those contracts as well as other existing arrangements to determine if they qualify for lease accounting under AASB 16/IFRS 16. The Company is also in the process of implementing changes to its accounting policies, internal controls, and financial statements as a result of adoption of this standard. The Company is continuing to assess the additional disclosures that will be required upon implementation of the standard.

AASB 3/IFRS 3 — Definition of a Business

In October 2018, AASB 3/IFRS3 was amended to clarify the definition of a business, assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.  The effective date for this amendment is for fiscal years beginning on 1 January 2020.  The Company currently plans to adopt the amendment effective 1 January 2020 on a prospective basis.

NOTE 2 — BUSINESS COMBINATIONS

Acquisitions in 2018

On 23 April 2018, the Company’s wholly owned subsidiary Sundance Energy, Inc. acquired from Pioneer Natural Resources USA, Inc., Reliance Industries and Newpek, LLC (collectively the “Sellers”) approximately 21,900 net acres in the Eagle Ford in McMullen, Live Oak, Atascosa and La Salle counties, Texas for a cash purchase price of $215.8 million, after the effective date to closing date adjustments of $5.8 million. The acquisition included varying working interests in 132 gross (98.0 net) wells.  The acquisition furthers the Company’s strategy of aggregating assets in the Eagle Ford.  To finance the acquisition, the Company raised $260.0 million of equity capital through the issuance of 561,444,726 ordinary shares (including the impact of foreign currency derivatives).

The following table reflects the provisional fair value of the assets acquired and the liabilities assumed as the date of acquisition (in thousands):

Fair value of assets acquired:
Development and production assets	$179,662
Exploration and evaluation assets	43,642
Fair value of liabilities assumed:
Restoration provision	(7,435)
Trade and other payables	(80)
Net assets acquired	$215,789

Purchase price:
Total cash consideration paid	$215,789

The purchase price allocation for the Eagle Ford acquisition is provisional and is subject to true-up through a one-year measurement period.

Revenues of $64.5 million and net income, excluding general and administrative costs (which could not be practically estimated) and the impact of income taxes, of $43.3 million were generated from the acquired properties from 23 April 2018 through 31 December 2018.  The Company incurred transaction costs totaling $13.7 million, of which $1.3 million was incurred in the second half of 2017.  These costs are included in general and administrative expenses on the consolidated statement of profit or loss and other comprehensive income.  The transaction costs included legal, accounting, valuation and other fees incurred to complete the acquisition.

If the acquisition had been completed as of 1 January 2018, the Company’s pro forma revenue and loss before income taxes for the year ended 31 December 2018 would have been $174.7 million and $(5.9) million, respectively.  This pro forma financial information does not purport to represent what the actual results of operations would have been had the transactions been completed as of the date assumed, nor is this information necessarily indicative of future consolidated results of operations.

Acquisitions in 2017

The Company did not complete any business combinations in 2017.

NOTE 3 — DISPOSALS OF NON-CURRENT ASSETS

Disposals in 2018

The Company did not complete any material disposals in 2018.

Disposals in 2017

In May 2017, the Company completed the sale of its interest in its Oklahoma oil and gas properties and certain other related assets and liabilities for a cash price of $18.5 million, before closing adjustments. The sale was effective 1 August 2016 and resulted in a pre‐tax loss of $1.3 million. As part of the sale, the purchaser also assumed the Company’s restoration obligations associated with the properties of $0.9 million.  The Oklahoma properties generated revenue, net of production taxes and lease operating expenses, of $1.4 million in 2017 prior to completion of the sale.

NOTE 4 — REVENUE

Below the Company has presented disaggregated revenue by product type:

	2018	2017
Year ended 31 December	US$’000	US$’000
Oil revenue	140,232	89,136
Natural gas revenue	12,025	8,743
Natural gas liquid ("NGL") revenue	12,668	6,520
Total revenue	164,925	104,399

At 31 December 2018, the Company’s receivables from contracts with customers totaled $16.0 million.  Of the revenue recognized during the year ended 31 December 2018 and 2017, $2.8 million was not deemed to be revenue from contracts with customers.

NOTE 5 — LEASE OPERATING AND WORKOVER EXPENSE

	2018	2017
Year ended 31 December	US$’000	US$’000
Lease operating expense	(28,205)	(17,127)
Workover expense	(5,753)	(5,289)
Total lease operating and workover expense	(33,958)	(22,416)

NOTE 6 — GATHERING, PROCESSING AND TRANSPORTATION EXPENSE

	2018	2017
Year ended 31 December	US$’000	US$’000
Gathering, processing and transportation expense	(5,876)	—
Minimum Revenue Commitment shortfall (1)	(2,757)	—
Total gathering, processing and transportation expense	(8,633)	—

(1) In connection with the acquisition on 23 April 2018, the Company entered into contracts with a large midstream company and production purchaser to provide gathering, transportation and marketing of hydrocarbon production for the acquired properties.  The contracts contain a Minimum Revenue Commitment that requires us to pay minimum annual fees related to gathering, processing, transportation and marketing.  Fixed fees are expensed as incurred and settled with the purchaser on a monthly basis. If, at the end of each calendar year during the term of the contract, the Company fails to satisfy the Minimum Revenue Commitment with the fixed volume fees, the Company is required to pay a deficiency payment equal to the shortfall.  Due to the timing of closing of the acquisition, the Company’s development program was backloaded in 2018, and the Company was unable to meet the commitments under the agreement. This resulted in an deficiency payment shortfall of $2.8 million for 2018.  See Note 30 for additional information.

NOTE 7 — GENERAL AND ADMINISTRATIVE EXPENSE

	2018	2017
Year ended 31 December	US$’000	US$’000
Employee benefits expense, including salaries and wages, net of capitalised overhead	(5,854)	(4,088)
Share-based payments expense (1)	(509)	(1,868)
Legal and other professional fees	(3,681)	(6,330)
Corporate fees	(2,778)	(1,937)
Rent	(670)	(632)
Regulatory expense	(272)	(314)
Transaction related expense (2)	(12,697)	(2,118)
Other administrative expense	(1,162)	(1,058)
Total general and administrative expense	(27,623)	(18,345)

(1)	Share-based payment expense includes expense associated with restricted share units and deferred cash awards. See Note 34.
(2)	Transaction related expenses incurred in connection with the Eagle Ford acquisition was $12.4 million and $1.3 million for the years ended 31 December 2018 and 2017, respectively.

The Company capitalised overhead costs, including salaries, wages, benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties of $3.3 million and $2.7 million for the years ended 31 December 2018 and 2017 respectively.

NOTE 8 — INCOME TAX EXPENSE

During the year ended 31 December 2018 the Company recognized income tax expense of $17.5 million on a pre-tax loss of $10.6 million, representing (164)% of pre-tax loss.  In connection with the equity raise to fund the Eagle Ford acquisition, the Company had a greater than 50% ownership change pursuant to Section 382 of the Internal Revenue Code (“IRC §382”).  As a result of the ownership change, the Company’s ability to use pre-change net operating losses (“NOLs”) and credits against post-change taxable income is limited to an annual amount plus any built-in gains recognized within five years of the ownership change.  The Company’s use of pre-change losses will be limited to approximately $39.5 million.  Accordingly, the Company has reduced its available US NOLs by $208.5 million of existing deferred tax assets.

The Company completed a restructuring of its US subsidiaries during the year ended 31 December 2018.  The restructuring resulted in recognized tax losses under Australian tax law of $122.9 million creating loss carryover available to offset future income.  As the Company does not believe it is probable that these carryovers will be utilized in the future, it has not recognized them in its deferred tax assets.  Additionally, the restructuring resulted in a deemed payment of interest from the US subsidiaries to the Company of $20.7 million which required the Company to pay a $2.3 million withholding tax.

The following is a summary of 2018 and 2017 income tax expense (benefit):

	2018	2017
Year ended 31 December	US$’000	US$’00
a) The components of income tax expense (benefit) comprise:
Current tax expense (benefit)	2,301	(4,688)
Deferred tax expense	15,189	2,815
Total income tax expense (benefit)	17,490	(1,873)

b) The prima facie tax on loss from ordinary activities before income tax is reconciled to the income tax as follows:

Loss before income tax	(10,649)	(24,308)

Prima facie tax expense (benefit) at the Group’s statutory income tax rate of 30%	(3,195)	(7,293)

Resulting from:

- Change in US Federal tax rate	—	18,821
- Difference of tax rate in US controlled entities	3,182	(53)
- Impact of direct accounting from US controlled entities	—	(8)
- Share-based compensation	205	781
- Other allowable items	1,409	(83)
- US withholding tax net of foreign tax credit	2,301	—
- Deemed interest payment due to US restructuring	(6,214)	—
- Refundable AMT Credits	—	(4,688)
- Change in recognised tax assets	—	9,471
- Change in recognised tax assets due to IRC Section 382 Limitation	19,802	—
- Change in recognised tax assets due to Tax Reform	—	(18,821)
Total income tax expense (benefit)	17,490	(1,873)

c) Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	47,245	36,672

d) Deferred tax charged directly to equity:
- Equity raising costs	—	821
- Currency translation adjustment	—	(952)

NOTE 9 — OTHER INCOME (EXPENSE), NET

	2018	2017
Year ended 31 December	US$’000	US$’000
Litigation settlements, net (1)	(103)	(748)
Escrow settlement from prior period property disposition (2)	—	1,000
Write-down of equipment and tubular inventory	(843)	—
Other	342	205
Total other income (expense), net	(604)	457

(1) Litigation settlements, net recorded during the year ended 31 December 2017 includes the net impact of multiple favorable and unfavorable legal settlements, including an accrual for $1.0 million related to the Company’s 2013 sale of its non-operated North Dakota properties.  In August 2015, the Buyer filed a lawsuit against the Company seeking payment for costs not included by the Buyer in the final post-closing settlement.

In August 2017, a jury ruled in favor of the Buyer. The Company is currently appealing the decision, but has established a liability for such damages.

(2) During 2017, the Company received a cash payout of $1.0 million from an escrow holding drilling commitment-related funds related to properties sold by the Company in 2014.  There had previously been uncertainty as to whether the drilling commitments would be met and to whom the funds would be paid to, and was therefore unrecognized in 2014.

NOTE 10 — KEY MANAGEMENT PERSONNEL COMPENSATION

a)Directors and Key Management Personnel (“KMP”) Compensation

	2018	2017
Year ended 31 December	US$	US$
Short term wages and benefits	2,504,211	1,443,974
Share-based payments (equity or cash settled)	179,597	1,428,457
Post-employment benefit	49,143	53,318
Termination benefits	285,000	—
	3,017,951	2,925,749

b)           Restricted Share Units Granted as Compensation

RSUs awarded as compensation were 1,562,500  ($0.3 million fair value) and 7,835,513  ($0.5 million fair value) and during the years ended 31 December 2018 and 2017, respectively, to KMP. In addition, in 2018 the Board recommended that its Managing Director receive 3,127,480 RSUs, which will be subject to approval by shareholders at its 2019 Annual General Meeting.  The vesting provisions of the RSUs in effect during 2018 and 2017 vary and may vest based upon the passage of time or based on achievement of metrics related to the Company’s three‑year absolute total shareholder return (“ATSR”), total shareholder return (“TSR”) compared to a defined peer group or energy market index, or the Company’s 2019 and 2020 Adjusted EBITDAX and production per debt adjusted share. The details of the plan and vesting conditions of the RSUs are described in detail in the Remuneration Report.

c)           Deferred Cash Awards as Compensation

Deferred cash awards vest based on the appreciation of the Company’s ordinary share volume-weighted average price measured over a one to three year period.  The liability and expense associated with such awards is measured at the end of each reporting period.  The KMP were awarded deferred cash as compensation during the year ended 31 December 2017 of $1,138,503 of which $858,565 has forfeited.  No deferred awards have vested to date, as the performance metrics associated with these awards were not achieved as of the measurement date.  The one remaining tranche will be evaluated for vesting at the end of 2019.  The deferred cash award is described in more detail in the Remuneration Report.

NOTE 11 — AUDITORS’ REMUNERATION

	2018	2017
Year ended 31 December	US$	US$
Amounts paid or payable to the auditor for:
Auditing or review of the financial report	703,915	485,000
Professional services related to filing of various forms with the SEC	32,835	—
Other non-assurance services	58,721	—
Total remuneration of the auditor (1)	795,471	485,000

(1)	The auditor of the Company is Deloitte Touche Tomatsu.

NOTE 12 — EARNINGS (LOSS) PER SHARE (EPS)

	2018	2017
Year ended 31 December	US$’000	US$’000
Loss for periods used to calculate basic and diluted EPS	(28,139)	(22,435)

	Number	Number
	of shares	of shares
a) -Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS (1)	523,652,216	125,133,866
b) -Incremental shares related to options and restricted share units (2)	—	—
c) -Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	523,652,216	125,133,866

(1)	All share numbers have been retroactively adjusted for the 2018 and 2017 periods to reflect the Company’s one-for-ten share consolidation in December 2018, as described in Note 28.
(2)

Incremental shares related to restricted share units were excluded from 31 December 2018 and 2017 weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

NOTE 13 — TRADE AND OTHER RECEIVABLES

	2018	2017
As at 31 December	US$’000	US$’000
Oil, natural gas and NGL sales	16,339	2,604
Joint interest billing receivables	594	930
Commodity hedge contract receivables	4,192	—
Other	124	432
Total trade and other receivables	21,249	3,966

Due to the short-term nature of trade and other receivables, their carrying amounts are assumed to approximate fair value. No material receivables were outside of normal trading terms as at 31 December 2018 and 2017.

NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS

	2018	2017
As at 31 December	US$’000	US$’000
FINANCIAL ASSETS:
Current
Derivative financial instruments — commodity contracts	24,315	383
Non-current
Derivative financial instruments — commodity contracts	8,003	223
Total financial assets	32,318	606

FINANCIAL LIABILITIES:
Current
Derivative financial instruments — commodity contracts	225	5,618
Derivative financial instruments — interest rate swaps	211	—
Non-current
Derivative financial instruments — commodity contracts	651	3,728
Derivative financial instruments — interest rate swaps	1,927	—
Total financial liabilities	3,014	9,346

In March 2018, the Company entered into short-term foreign currency derivative instruments to lock in the exchange rate for A$284 million.  The instruments were designed to protect the funds generated in its equity raise from currency fluctuations during the period between launch of the equity raise and receipt of funds.  The Company realized a gain of $6.8 million on the foreign currency derivative instruments during the year ended 31 December 2018, which has been recognized in the consolidated statement of profit or loss and other comprehensive income within gain on foreign currency derivative financial instruments.  There were no foreign currency derivative contracts outstanding at 31 December 2018.

The Company had a gain of $40.2 million related to its commodity derivative financial instruments during the year ended 31 December 2018, consisting of a $40.8 million unrealised gain resulting from the change in fair value of the commodity derivative financial instruments, offset by a $0.6 million realised loss from the settlement of commodity derivative contracts.  The commodity derivative activity has been recognised in the consolidated statement of profit or loss and other comprehensive income within gain (loss) on derivative financial instruments, net.

Realised and unrealised losses on the Company’s interest rate swap of $0.3 million and $2.1 million for the year ended 31 December 2018, respectively, were recognised in the consolidated statement of profit or loss and other comprehensive income within loss on interest rate derivative financial instruments.

NOTE 15 — ASSETS HELD FOR SALE

The consolidated statement of financial position includes assets and liabilities held for sale, comprised of the following:

	2018	2017
As at 31 December	US$’000	US$’000

Eagle Ford - Dimmit County oil and gas assets	24,284	61,064
Total assets held for sale	24,284	61,064

Restoration provision associated with assets held for sale	1,125	1,064
Total liabilities related to assets held for sale	1,125	1,064

In June 2017, the Company committed to a plan to sell its assets located in Dimmit County, Texas.  The assets to be sold include developed and production assets and exploration and evaluation assets.  Sale of the Dimmit assets will provide additional capital for further development of the Company’s core McMullen,  Atascosa, Live Oak and La Salle Counties assets.  The Company wrote-down the value of the Dimmit held for sale asset group as at 31 December 2018 and 2017.  Depletion is not recorded for the disposal group when classified for sale.  See Note 20 for additional information.

NOTE 16 — FAIR VALUE MEASUREMENT

The following table presents financial assets and liabilities measured at fair value in the consolidated statement of financial position in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:        quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:        inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:        inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

As at 31 December 2018
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	—	32,318	—	32,318
Liabilities measured at fair value
Derivative commodity contracts	—	(876)	—	(876)
Derivative interest rate swaps	—	(2,138)	—	(2,138)
Net fair value	—	29,304	—	29,304

As at 31 December 2017
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	—	606	—	606
Liabilities measured at fair value
Derivative commodity contracts	—	(9,346)	—	(9,346)
Net fair value	—	(8,740)	—	(8,740)

During the years ended 31 December 2018 and 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfer into or out of  Level 3 fair value measurements.

Measurement of Fair Value

a)	Derivatives

The Company’s derivative instruments consist of commodity contracts (primarily swaps and collars) and interest rate swaps. The Company utilises present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy.

b)           Credit Facilities

As at 31 December 2018, the Company had $250 million and $65 million of principal debt outstanding on its term loan and revolving facility, respectively. The Company’s term loan has a recorded value that approximates its fair value, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the term loan was determined by using a discounted cash flow model using a discount rate that reflects the Company’s assumed borrowing rate at the end of the reporting period.  An increase of 0.50% in the assumed borrowing rate would decrease the fair value of the term loan by approximately $5.4 million to $244.6 million.

The Company’s revolving facility has a recorded value that approximates its fair value as its variable interest rate is tied to current market rates and the applicable margins of 2.5%‑3.5% approximate market rates.

c)           Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable, accrued liabilities and the production prepayment approximate fair value due to their short-term nature.

d)   Non-recurring Fair Value Measurements

                Certain non-financial assets and liabilities are initially measured at fair value, including assets held for sale, and assets and liabilities acquired in business combinations, exploration and evaluation assets and development and production assets.  These assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances.  The Company did not recognize any impairment expense with respect to its development and production assets during the year ended 31 December 2018.  The Company did recognize impairment expense with respect to its Dimmit County assets held for sale and its exploration and evaluation assets.  See further discussion of impairment methods and assumptions at Note 20.

NOTE 17 — OTHER CURRENT ASSETS

	2018	2017
As at 31 December	US$’000	US$’000
Oil inventory on hand, lesser of cost or net realisable value	506	908
Equipment inventory, lesser of cost or net realisable value	1,647	1,479
Prepaid expenses	1,321	915
Other	72	170
Total other current assets	3,546	3,472

NOTE 18 — DEVELOPMENT AND PRODUCTION ASSETS

	2018	2017
As at 31 December	US$’000	US$’000
Costs carried forward in respect of areas of interest in:
Development and production assets, at cost:
Producing assets	916,266	778,735
Wells-in-progress	13,221	954
Undeveloped assets	141,219	31,580
Development and production assets, at cost:	1,070,706	811,269
Accumulated depletion	(317,499)	(277,098)
Accumulated impairment	(119,807)	(136,643)
Total development and production assets	633,400	397,528
Less amount classified as asset held for sale (1)	—	(58,732)
Total development and production assets	633,400	338,796

a) Movements in carrying amounts:
Development expenditure
Balance at beginning of period	338,796	338,709
Amounts capitalised during the period	177,531	115,120
Amounts transferred from exploration phase	3,178	—
Fair value of assets acquired (Note 2)	179,662	—
Revision to restoration provision	1,299	1,550
Depletion expense	(66,827)	(57,851)
Development and production assets sold during the period	(239)	—
Reclassifications to assets held for sale (1)	—	(58,732)
Balance at end of period	633,400	338,796

(1)  In 2017 the Company committed to a plan to sell its developed and undeveloped interests in Dimmit County, Texas.  The balance as at 31 December 2017 reflects amount transferred to assets held for sale before impairment (see Note 20).

Borrowing costs relating to drilling of development wells that have been capitalised as part of oil and gas properties during the years ended 31 December 2018 and 2017 totaled $1.5 million and $1.4 million, respectively. The average interest capitalisation rate for years ended 31 December 2018 and 2017  was 2.42% and 1.75%, respectively.

NOTE 19 — EXPLORATION AND EVALUATION ASSETS

	2018	2017
As at 31 December	US$’000	US$’000
Costs carried forward in respect of areas of interest in:
Exploration and evaluation phase, at cost	197,363	185,819
Provision for impairment	(117,893)	(143,093)
Total exploration and evaluation assets	79,470	42,726
Less amount classified as asset held for sale (1)	—	(7,747)
Total exploration and evaluation assets	79,470	34,979
a) Movements in carrying amounts:
Exploration and evaluation
Balance at beginning of period	34,979	34,366
Amounts capitalised during the period	4,736	8,528
Fair value of assets acquired (Note 2)	43,642	—
Amounts transferred to development phase	(3,178)	—
Impairment expense	(709)	(168)
Reclassifications to assets held for sale (1)	—	(7,747)
Balance at end of period	79,470	34,979

(1) In 2017 the Company committed to a plan to sell its interests in Dimmit County, Texas.  The balance as at 31 December 2017 reflects amount transferred to assets held for sale before impairment (see Note 20)

The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTE 20 — IMPAIRMENT OF ASSETS

Year-End 2018

Non-current oil and gas assets

At 31 December 2018, the Group reassessed its non-current Eagle Ford assets for indicators of impairment or whether there was any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group’s accounting policy. As at 31 December 2018, the Company’s market capitalisation was lower than the net book value of the Company’s net assets, which is deemed to be an indicator of impairment as described by IAS 36. As a result, the Company believes that under the prescribed accounting guidance there was indication that an impairment may exist related to its development and production assets and performed an impairment analysis.  There was no indication of impairment or reversal of impairment related to its evaluation and expenditure assets.

The Company estimated the VIU of the development and production assets using the income approach (Level 3 on fair value hierarchy) based on the estimated discounted future cash flows from the assets.  The model took into account management’s best estimate for pricing and discount rates, as described below.  In addition, the Company considered comparable market transactions to corroborate the estimated fair values.

Future commodity price assumptions are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves.  Future prices ($ per bbl) used for the 31 December 2018 VIU calculation were as follows:

						2024 and
	2019	2020	2021	2022	2023	thereafter
Oil (WTI)	$57.50	$60.00	$62.50	$65.00	$67.50	$70.00
Oil (Brent)	$65.00	$66.00	$67.00	$68.00	$69.00	$70.00

The pre-tax discount rates that have been applied to the development and production assets were 10.0% and 20.0% for proved developed producing and proved undeveloped properties, respectively.

Management’s estimate of the recoverable amount using the VIU model as at 31 December 2018 exceeded the carrying cost of development and production and therefore no impairment was required.

Dimmit County Assets Held For Sale

In accordance with IFRS 5, assets held for sale are to be measured at the lower of fair value less cost to sell (“FVLCS”) or the carrying value of the assets. The Company wrote down the asset group to the expected adjusted purchase price proceeds, less anticipated external broker marketing costs, which resulted in year-to-date impairment expense of $43.2 million.  The Company’s estimate of the expected adjusted purchase price proceeds was based upon comparable transactions and provided by the third-party broker that is marketing the properties on the Company’s behalf (Level 3 inputs).

Year-End 2017

Non-current oil and gas assets

At 31 December 2017, the Group reassessed its non-current Eagle Ford assets for indicators of impairment or whether there was any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group’s accounting policy. As at 31 December 2017, the Company’s market capitalisation was lower than the net book value of the Company’s net assets, which is deemed to be an indicator of impairment as described by IAS 36. As a result, the Company believes that under the prescribed accounting guidance there was indication that an impairment may exist related to its development and production assets and performed an impairment analysis.  There was no indication of impairment or reversal of impairment related to its evaluation and expenditure assets.

The Company estimated the VIU of the development and production assets using the income approach (Level 3 on fair value hierarchy) based on the estimated discounted future cash flows from the assets.  The model took into account management’s best estimate for pricing and discount rates, as described below.  In addition, the Company considered comparable market transactions to corroborate the estimated fair values.

Future commodity price assumptions are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves.  Future prices ($/bbl) used for the 31 December 2017 VIU calculation were as follows:

					2023 and
2018	2019	2020	2021	2022	thereafter
$60.00	$62.50	$65.00	$67.50	$70.00	$75.00

The pre-tax discount rates that have been applied to the development and production assets were 9.0% and 20.0% for proved developed producing and proved undeveloped properties, respectively.

Management’s estimate of the recoverable amount using the VIU model as at 31 December 2017 exceeded the carrying cost of development and production and therefore no impairment was required.

Dimmit County Assets Held for Sale

In accordance with IFRS 5, assets held for sale are to be measured at the lower of FVLCS or the carrying value of the assets. To estimate FVLCS of the Dimmit County held for sale group at 31 December 2017, the Group utilized the income approach (Level 3 on fair value hierarchy) based on the estimated discounted future cash flows from the producing property and related exploration and evaluation assets.  The model took into account management’s best estimate for pricing (described above) and discount rates, as described below.  The Company is marketing the assets using an external broker.  The Group expects to incur marketing costs of approximately $0.5 million.

The post-tax discount rates that have been applied to the Dimmit County held for sale asset group were 9.0% and 20.0% for proved developed producing and proved undeveloped properties, respectively.  Based on recent comparable market transactions, the Company assigned no value to probable and possible reserves, consistent with the approach management believes a market participant would utilize.

In addition, the Company corroborated the results of its discounted cash flow model with a market approach valuation which took into account market multiples derived from comparable market transactions of similar assets.

The Company’s estimated that the FVLCS as at 31 December 2017 was $61 million, which resulted in impairment expense of $5.4 million.

Recoverable amounts and resulting impairment expense recognized in conjunction with the Company’s impairment analysis as at 31 December 2018 and 2017 are presented in the table below.

		Recoverable
As at 31 December 2018	Carrying costs	amount	Impairment (1)
Cash-generating unit	US$’000	US$’000	US$’000
Assets held for sale - Dimmit County	67,519	24,284	43,235

As at 31 December 2017
Cash-generating unit
Assets held for sale - Dimmit County	66,479	61,064	5,415

(1)

Total impairment expense for the year ended 31 December 2018 and 2017 also included $0.7 million and $0.2 million related to additional costs incurred at the Cooper Basin, which was fully impaired in 2016.

Any further adverse changes in any of the key assumptions may result in future impairments.

NOTE 21 — PROPERTY AND EQUIPMENT

	2018	2017
As at 31 December	US$’000	US$’000
Property and equipment, at cost	4,177	3,628
Accumulated depreciation	(2,823)	(2,382)
Total property and equipment	1,354	1,246

a) Movements in carrying amounts:
Balance at beginning of period	1,246	1,211
Amounts capitalised during the period	549	659
Amounts disposed of during the period	—	(122)
Depreciation expense	(441)	(502)
Balance at end of period	1,354	1,246

NOTE 22 — TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

	2018	2017
As at 31 December	US$’000	US$’000
Oil and natural gas property and operating related	64,530	40,001
Administrative expenses, including salaries and wages	4,877	4,494
Accrued interest payable	458	3,057
Current finance lease liabilities	94	—
Commodity derivative contract payables	60	550
Total trade and other payables and accrued expenses	70,019	48,102

NOTE 23 — PRODUCTION PREPAYMENT

On 31 July 2017, the Company entered into an agreement with an oil purchaser to provide a revenue advance to the Company of $30 million to be repaid through delivery of the Company’s oil production through full repayment of the $30 million.  The advance bore interest at rate of 10% per annum.  The Company repaid the outstanding balance in full in April 2018.

NOTE 24— OTHER PROVISIONS

	2018	2017
As at 31 December	US$’000	US$’000
Balance at beginning of period	3,316	6,025
Changes in estimates	(127)	(747)
Settlements	(1,262)	(1,932)
Unwinding of discount	63	73
Reclassification from provisions to accrued liabilities	—	(103)
Balance at end of period (1)	1,990	3,316

(1)  As at 31 December 2018 and 2017, $0.9 million and $1.2 were classified as current, respectively.

During 2016, the Company entered into an agreement with Schlumberger Limited (“Schlumberger”) to re‐fracture five Eagle Ford wells. Under the terms of the agreement, Schlumberger will be paid for the services, plus a premium (if applicable), from the incremental production generated by the re‐fractured wells above the forecasted base production prior to the re‐fracture work. The term of the agreement is five years, expiring in 2021. The estimate of the payout amount requires judgements regarding future production, pricing, operating costs and discount rates.

Also during 2016, the Company recognized a provision related to certain office space that was to no longer be used as a result of office space consolidation.  The office‐lease‐related costs represented the Company's estimate of future obligations under the operating leases, net of anticipated sublease income.  The Company entered into an agreement to sublease the office space in 2017 and at 31 December 2017, the liability was no longer considered a provision. The remaining liability was reclassified into accrued expenses on the consolidated statement of financial position.

NOTE 25 — CREDIT FACILITIES

	2018	2017
As at 31 December	US$'000	US$'000
Revolving Facility - Natixis (due October 2022)	65,000	—
Term Loan - Morgan Stanley (due April 2023)	250,000	—
Revolving facility - Morgan Stanley (due May 2020)	—	67,000
Term loan - Morgan Stanley (due October 2020)	—	125,000
Total credit facilities	315,000	192,000
Deferred financing fees, net of accumulated amortisation	(14,560)	(2,690)
Total credit facilities, net of deferred financing fees	300,440	189,310

On 23 April 2018, contemporaneous with the closing of its Eagle Ford acquisition, the Company entered into a $250.0 million syndicated second lien term loan with Morgan Stanley Energy Capital, as administrative agent, (the “Term Loan”), and a syndicated revolver with Natixis, New York Branch, as administrative agent, (the “Revolving Facility”), with initial availability of $87.5 million ($250.0 million face).  The proceeds of the refinanced debt facilities were used to retire the Company’s previous credit facilities of $192.0 million, repay the remaining outstanding production prepayment of $11.8 million and pay deferred financing fees of $16.9 million, with the balance being used for the Company’s working capital needs at the time of closing.  In conjunction with the refinanced debt facilities, the Company wrote off deferred financing fees associated with the previous credit facilities of $2.4 million.

The Revolving Facility and Term Loan are secured by certain of the Company’s oil and gas properties.  The Revolving Facility is subject to a borrowing base, which is redetermined at least semi-annually.  On 14 November 2018, the borrowing base was increased to $122.5 million, an increase of $35.0 million from the initial borrowing base.  The next of such redeterminations will occur in the second quarter of 2019.  The Revolving Facility has a 4 ½ year term (matures in October 2022) and the Term Loan has a five year term (matures in April 2023).  If upon any downward adjustment of the borrowing base, the outstanding borrowings are in excess of the revised borrowing base, the Company may have to repay its indebtedness in excess of the borrowing base immediately, or in five monthly installments.

Interest on the Revolving Facility accrues at a rate equal to LIBOR, plus a margin ranging from 2.5% to 3.5% depending on the level of funds borrowed.  Interest on the Term Loan accrues at a rate equal to the greater of (i) LIBOR plus 8% or (ii) 9%.  Interest expense, net of capitalisation, incurred during the years ended 31 December 2018 and 2017 was $22.4 million and $11.7 million, respectively.

Under the Term Loan and Revolving Facility, the Company is required to maintain the following financial ratios:

•

a minimum Current Ratio, consisting of consolidated current assets (as defined in the Revolving Facility) including undrawn borrowing capacity to consolidated current liabilities (as defined in the Revolving Facility), of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;

•

a maximum Leverage Ratio, consisting of consolidated Total Debt to adjusted consolidated EBITDAX (as defined in the Revolving Facility), of not greater than 4.0 to 1.0 as of the last day of any fiscal quarter;

•

a minimum Interest Coverage Ratio, consisting of EBITDAX to Consolidated Interest Expense (as defined in the Revolving Facility), of not less than 2.0 to 1.0 as of the last day of any fiscal quarter; and

•	an Asset Coverage Ratio, consisting of Total Proved PV9% to Total Debt (as defined in the Term Loan agreement), of not less than 1.50 to 1.0.

As at 31 December 2018, the Company was in compliance with all restrictive financial and other covenants under the Term Loan and Revolving Facility.

The Company had letters of credit of $12.0 million outstanding on the Revolving Facility and $45.5 million of available borrowing capacity at 31 December 2018.  Subsequent to 31 December 2018, the Company made additional borrowings of $30 million and increased the letters of credit increased to $16.4 million, leaving available borrowing capacity of $11.1 million.

NOTE 26 — RESTORATION PROVISION

The restoration provision represents the Company’s best estimate of the present value of restoration costs relating to its oil and natural gas interests, which are expected to be incurred through 2049. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. The estimate of future removal costs requires management to make significant judgments regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual restoration costs will reflect market conditions at the relevant time. Furthermore, the timing of restoration is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend on future oil and natural gas prices, which are inherently uncertain.

	2018	2017
As at 31 December	US$’000	US$’000
Balance at beginning of period	7,567	7,072
New provisions	1,951	938
Changes in estimates	(638)	663
Disposals and settlements	(139)	(256)
New provisions assumed from acquisition	7,435	—
Unwinding of discount	368	214
Reclassification to liabilities related to assets held for sale	—	(1,064)
Balance at end of period	16,544	7,567

NOTE 27 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the following:

	2018	2017
As at 31 December	US$’000	US$’000
Net deferred tax assets:
Derivatives	—	1,884
Development and production expenditure	474	—
Other	—	111
Total net deferred tax assets	474	1,995

Deferred tax liabilities:
Development and production expenditure	(28,217)	(25,971)
Derivatives	(6,453)	—
Offset by deferred tax assets with legally enforceable right of set-off:
Net operating loss carried forward	19,007	23,976
Total net deferred tax liabilities	(15,663)	(1,995)

NOTE 28 — ISSUED CAPITAL

On 24 December 2018, the Company completed the consolidation of its ordinary shares on a 1 for 10 basis (the “Share Consolidation”) as approved by the shareholders of the Company.  The Share Consolidation involved the conversion of every ten fully paid ordinary shares on issue into one fully paid ordinary share.  Upon the effectiveness of the Share Consolidation, the number of ordinary shares the Company had on issue was reduced from 6.87 billion to 687 million.  All share and per share amounts in these consolidated financial statements and related notes for periods prior to December 2018 have been retroactively adjusted to reflect the share consolidation.

Total ordinary shares issued and outstanding at each period end are fully paid.  All shares issued are authorized.  Shares have no par value.

Total ordinary shares issued and outstanding at each period end are fully paid. All shares issued are authorized. Shares have no par value.
Number of Shares
a) Ordinary Shares
Total shares issued and outstanding as at 31 December 2016	124,935,162
Shares issued during the year	389,791
Total shares issued and outstanding as at 31 December 2017	125,324,953
Shares issued during the year (1)	562,137,374
Total shares issued and outstanding as at 31 December 2018	687,462,327

(1)	Includes issuance of 104,490,194 and 456,954,532 ordinary shares in March and April 2018, respectively, in connection with the Company’s equity capital raise to fund its Eagle Ford acquisition.

Ordinary shares participate in dividends and the proceeds on winding up of the Parent Company in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	2018	2017
Year ended 31 December	US$’000	US$’000
b) Issued Capital
Balance at beginning of period	372,764	373,585
Shares issued in connection with:
Shares issued in conjunction with private placement	253,517	—
Total shares issued during the period	253,517	—
Cost of capital raising during the period	(10,297)	—
Derecognition of deferred tax asset (see Note 8)	—	(821)
Balance at end of period	615,984	372,764

c)           Restricted Share Units on Issue

Details of the RSUs issued or issuable as at 31 December:

	2018	2017
Grant Date	No. of RSUs	No. of RSUs
28 May 2015	—	51,504
28 May 2015	—	154,511
24 June 2015	—	112,257
24 June 2015	—	226,788
1 August 2015	—	10,700
15 March 2016 (1)(2)	442,810	682,495
27 May 2016 (1)(2)	434,234	434,234
29 June 2016 (1)	49,688	163,376
3 January 2017	—	18,750
17 February 2017 (1)	457,203	662,767
25 May 2017 (1)	372,419	372,419
23 October 2017 (1)	74,500	74,500
23 October 2017	75,000	150,000
29 December 2017	110,607	266,036
26 December 2018 (3)	3,558,734	—
26 December 2018 (4)	3,558,735	—
Total RSUs outstanding	9,133,930	3,380,337

(1) ATSR RSUs vest based on 3‑year total shareholder return. These are described in more detail in the Remuneration Report.
(2) Subsequent to 31 December 2018, the vesting were not met and the awards were forfeited in 2019.
(3) TSR RSUs vest based on 3-year total shareholder return versus the XOP index. These are described in more detail in the Remuneration Report.
(4) Company performance-based RSUs vest based on 2019 and 2020 EBITDA per debt adjusted share and production per debt adjusted share. These are described in more detail in the Remuneration Report.

d)           Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern.

The Group’s debt and capital includes ordinary share capital and financial liabilities, supported by financial assets. Other than the covenants described in Note 25, the Group has no externally imposed capital requirements.

Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and in the market. These responses include the management of debt levels, distributions to shareholders and shareholder issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior period. The strategy is to ensure that any significant increases to the Group’s debt or equity through additional draws or raises have minimal impact to its gearing ratio. As at 31 December 2018, the Company had $315 million outstanding debt.

NOTE 29 — RESERVES

a)           Share-Based Payments Reserve

The share-based payments reserve records items recognised as expenses on valuation of employee share options and RSUs.

b)           Foreign Currency Translation Reserve

The foreign currency translation reserve records exchange differences arising on translation of the Parent Company.

NOTE 30 — CAPITAL AND OTHER EXPENDITURE COMMITMENTS

Capital commitments relating to tenements

As at 31 December 2018,  all of the Company’s core exploration and evaluation and development and production assets are located in Texas. The Company has an interest in a non-core exploration and evaluation license located in Australia.

The mineral leases in the exploration prospects in the US have primary terms ranging from three years to five years and generally have no specific capital expenditure requirements. However, mineral leases that are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.

The Company is committed to fund exploratory drilling in the Cooper Basin (Australia) of up to approximately A$10.6 million (US$7.5 million) through 2019, of which A$7.1 million (US$5.0 million) had been incurred as at 31 December 2018.

The following tables summarize the Group’s contractual commitments not provided for in the consolidated statement of financial position:

	Total	Less than		More than 5
As at 31 December 2018	US$’000	1 year	1 — 5 years	years
Cooper Basin capital commitments (1)	2,508	2,508	—	—
Drilling rig commitments (2)	4,106	4,106	—	—
Operating lease commitments (3)	5,004	2,018	2,022	964
Employment commitments (4)	396	396	—	—
Minimum revenue commitment (5)	70,589	15,789	54,800	—
Total expenditure commitments	82,603	24,817	56,822	964

(1)The Company has a commitment to fund capital expenditures at the Cooper Basin of up to approximately A$10.6 million through 2019, of which A$7.1 million had been paid or accrued to date as at 31 December 31, 2018.  The remaining commitment amounts in table are shown in USD translated at year-end.  Timing of commitment may vary.

(2)As at 31 December 2018 the Company had one drilling rig contracted through May 2019.

(3) Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space, net of sublease rental income, compressor and other field equipment, the Company’s amine treatment facility, and certain land-use agreements not provided for in the consolidated financial statements.

(4) The Company has an employment agreement in place with its CEO through 2 January 2021.  His contract provides that in the event of his involuntary termination without cause, he will receive his base salary through the term of the agreement, not to exceed the amount allowed under Section 200G of the Australian Corporations Act governing payments made without shareholder approval (generally limited to an amount equal to one year’s salary based upon the average salary over the past three years).  The amount in the table above represents the amount payable considering this limitation, as if his termination occurred on 31 December 2018.  Details relating to the employment contracts are set out in the Company’s Remuneration Report.

(5) Total minimum revenue commitments by fiscal year are as follows:

As at 31 December 2018 (US$’000)	2019	2020	2021	2022	Total
Hydrocarbon handling and gathering agreement	10,133	14,449	14,232	6,852	45,666
Crude oil and condensate marketing agreements	3,075	4,706	7,565	4,381	19,727
Gas processing agreement	1,993	2,020	—	—	4,013
Gas transportation agreements	588	595	—	—	1,183
Total minimum revenue commitment	15,789	21,770	21,797	11,233	70,589

In conjunction with the acquisition on 23 April 2018, the Company entered into contracts with a large midstream company and production purchaser to provide gathering, processing, transportation and marketing of hydrocarbon production for the acquired properties.  The contracts contain a Minimum Revenue Commitment (“MRC”) that requires us to pay minimum annual fees related to gathering, processing, transportation and marketing.  Fixed fees per volumetric unit are expensed as incurred and settled with the midstream company on a monthly basis.  If, at the end of each calendar year during the term of the contract, the Company fails to satisfy its MRC with the fixed volume fees, the Company is required to pay a deficiency payment equal to the shortfall.  If the volumes and associated fees exceed the MRC in any contractual year, the overage can be applied to reduce the commitment, if any, in the following year.  Due to the timing of closing of the acquisition, the Company’s development program was back-loaded in 2018, and the Company was unable to meet its commitment under one of the midstream agreements in 2018.  This resulted in a deficiency shortfall of $2.8 million for 2018, which is included in transportation, processing and gathering expense in the consolidated statement of profit or loss and other comprehensive income.

The Company also had office equipment and vehicles under finance lease arrangements.  As at 31 December 2018, the net carrying amount of the office equipment and vehicles was $0.1 million and $0.3 million, respectively, included as part of property and equipment (see Note 21).  Finance lease liabilities are secured by the related assets held under finance leases.  Future minimum finance lease payments are $0.1 million and $0.3 million through 2023.

Subsequent to 31 December 2018, the Company entered into additional operating leases commitments of $0.5 million.

NOTE 31 — CONTINGENT ASSETS AND LIABILITIES

The Company is involved in various legal proceedings in the ordinary course of business.  The Company recognises a contingent liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. While the outcome of these lawsuits and claims cannot be predicted with certainty, it is the opinion of the Company’s management that as of the date of this report, it is not probable that these claims and litigation involving the Company will have a material adverse impact on the Company. Accordingly, no material amounts for loss contingencies associated with litigation, claims or assessments have been accrued at 31 December 2018.  At the date of signing this report, the Group is not aware of any other contingent assets or liabilities that should be recognized or disclosed in accordance with AASB 137/IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

NOTE 32 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America. All of the basins and/or formations in which the Company operates in North America have common operational characteristics, challenges and economic characteristics. As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker (“CODM”), whom is the Company’s Managing Director and Chief Executive Officer, that the Company has one reportable segment being oil and natural gas exploration and production in North America. For the years ended 31 December 2018 and 2017, all statement of profit or loss and other comprehensive income activity was attributed to its reportable segment with the exception of $0.7 million and $0.2 million of pre-tax impairment expense, which related to the impairment of its Cooper Basin assets in Australia, respectively.

Geographic Information

The operations of the Group are located in two geographic locations, North America and Australia. The Company’s Australian assets (Cooper Basin) were acquired in 2015 as part of a larger acquisition of Eagle Ford assets.  The carrying value of the Cooper Basin asset has been fully impaired.  All revenue is generated from sales to customers located in North America. As at 31 December 2018 and 2017, the carrying value of the assets held in Australia was nil.

Revenue from three major customers exceeded 10 percent of Group consolidated revenue for the year ended 31 December 2018 and accounted for 34, 26 and 23 percent, respectively (2017:  two major customers accounting for 50 and 34 percent, respectively) of our consolidated oil, natural gas and NGL revenues.

NOTE 33 — CASH FLOW INFORMATION

	2018	2017
Year ended 31 December	US$’000	US$’000
a) Reconciliation of cash flows from operations with income from ordinary activities after income tax
Loss from ordinary activities after income tax	(28,139)	(22,435)
Adjustments to reconcile net profit to net operating cash flows:
Depreciation and amortisation expense	67,909	58,361
Impairment of assets held for sale and exploration and evaluation assets	43,945	5,583
Amortization of deferred financing fees	2,611	—
Share-based compensation	515	2,076
Loss on debt extinguishment	2,428	—
Unrealised loss (gain) on derivatives	(38,678)	1,224
Net loss on sale of non-current assets	—	1,461
Write-down of equipment and tubular inventory	843	—
Premiums paid on derivative financial instruments, net	634	—
Derecognition of deferred tax assets on items directly within equity	—	(821)
Add: Interest expense and financing costs (disclosed in investing and financing activities)	22,794	12,676
Less: Gain from escrow settlement, insurance proceeds and litigation settlements (disclosed in investing activities)	—	(2,200)
Less: Gain on foreign currency derivative financial instruments (disclosed in financing activities)	(6,838)	—
Add: Realized loss from interest rate derivative financial instruments (disclosed in financing activities)	297	—
Other	(131)	541
Changes in assets and liabilities:
- Increase in current and deferred income tax	15,189	2,888
- Decrease (increase) in other current assets	(362)	72
- Decrease (increase) in trade and other receivables	(17,642)	5,241
- Increase in trade and other payables	9,910	9,633
- Decrease in tax receivable	—	476
- Decrease in non-current liability	—	—
Net cash provided by operating activities	75,285	74,776

b)           Non Cash Financing and Investing Activities

-	The Company had non-cash additions to oil and natural gas properties of $42,122 and $27,726 included in current liabilities at 31 December 2018 and 2017, respectively.

NOTE 34 — SHARE-BASED PAYMENTS

The Company recognized share-based compensation expense of $0.5 million and $1.9 million for the years ended 31 December 2018 and 2017, respectively, comprised of RSUs (equity-settled) and deferred cash awards (cash-settled).

Restricted Share Units

During the years ended 31 December 2018 and 2017, the Board of Directors awarded 7,117,469 and 1,575,722 and RSUs, respectively, to certain employees (of which nil and 372,419, respectively, granted to the Company’s Managing Director were approved by shareholders). In addition, in 2018 the Board recommended that its Managing Director receive 3,127,480 RSUs, which will which be subject to approval by shareholders at its 2019 Annual General Meeting, and therefore are not shown in the tables below, and no expense has been recorded related to these awards in

2018.  These awards were made in accordance with the long-term equity component of the Company’s incentive compensation plan, the details of which are described in more detail in the Remuneration Report of the Directors’ Report. The fair value calculation methodology is described in Note 1. The expense totaled $0.5 million and $2.1  million for the years ended 31 December 2018 and 2017, respectively. This information is summarised for the Group for the years ended 31 December 2018 and 2017, respectively, below:

		Weighted Average Fair
	Number	Value at Measurement
	of RSUs	Date A$
Outstanding as at 31 December 2016	2,378,220	3.36
Issued or Issuable	1,575,722	0.88
Converted to ordinary shares	(389,791)	4.34
Forfeited	(183,814)	1.54
Outstanding as at 31 December 2017	3,380,337	2.19
Issued or Issuable	7,117,469	0.27
Converted to ordinary shares	(691,618)	4.68
Forfeited	(672,258)	2.60
Outstanding as at 31 December 2018	9,133,930	0.47

The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions:

RSUs awarded during the year ended 31 December 2018:

		Fair Value at
		Measurement Date
Grant Date	Number of RSUs	(Per RSU in US$)	Vesting Conditions
26 December 2018	3,558,734	0.16	0% - 200% based on 3 year ATSR
26 December 2018	889,681	0.21	0% - 200% based on 2019 EBITDA per Debt Adjusted Share
26 December 2018	889,681	0.21	0% - 200% based on 2020 EBITDA per Debt Adjusted Share
26 December 2018	889,681	0.21	0% - 200% based on 2019 Production per Debt Adjusted Share
26 December 2018	889,692	0.21	0% - 200% based on 2020 Production per Debt Adjusted Share
	7,117,469

RSUs awarded during the year ended 31 December 2017:

		Fair Value at
		Measurement Date
Grant Date	Number of RSUs	(Per RSU in US$)	Vesting Conditions
3 January 2017	25,000	1.59	25% after 90 days; then 25% on 3 January 2018, 2019 and 2020
9 January 2017	25,000	1.72	25% after 90 days; then 25% on 9 January 2018, 2019 and 2020
2 February 2017	662,767	0.90	0% - 150% based on 3 year ATSR
25 May 2017	372,419	0.39	0% - 150% based on 3 year ATSR
23 October 2017	74,500	0.27	0% - 150% based on 3 year ATSR
23 October 2017	150,000	0.41	25% after 90 days; then 25% on 23 October 2018, 2019 and 2020
29 December 2017	266,036	0.58	33 % on 31 January 2018, 2019 and 2020
	1,575,722

Upon vesting, and after a certain administrative period, the RSUs are converted to ordinary shares of the Company. Once converted to ordinary shares, the RSUs are no longer restricted. For the years ended 31 December 2018 and 2017, the weighted average price of the RSUs at the date of conversion was A$0.94 and A$1.87 per share, respectively.

At 31 December 2018, the weighted average remaining contractual life of the RSUs was 1.7 years.

Deferred Cash Awards

During the years ended 31 December 2018 and 2017, the Board of Directors awarded nil and $2.0 million of deferred cash awards to certain employees.  Under the deferred cash plan, awards may vest between 0%-300%, earned through appreciation in the price of Sundance’s ordinary shares over a one to three year period.  The details of the award are described in more detail in the Remuneration Report of the Directors’ Report and the fair value calculation methodology is described in Note 1.  The fair value of the award is remeasured at the end of each reporting period, and as a result of a decrease in the value of the deferred cash awards as compared to the prior reporting period, the Company recorded income of $(5.8) thousand and $(0.2) million for the years ended 31 December 2018 and 2017, respectively.  The estimated weighted average fair value of each one dollar unit of deferred cash awards as at 31 December 2018 was $0.03, resulting in a total liability of $10.4 thousand.  Total award forfeitures for the years ended 31 December 2018 and 2017 were $1,779,482 and $1,744,228, respectively, which were for both employee terminations and failure to meet the award vesting conditions.

Amount
of Deferred
Cash Awards (US$)
Outstanding as at 31 December 2016	2,048,198
Granted	1,998,675
Vested and paid in cash	—
Forfeited	(1,744,228)
Outstanding as at 31 December 2017	2,302,645
Granted	—
Vested and paid in cash	—
Forfeited	(1,779,482)
Outstanding as at 31 December 2018	523,163

NOTE 35 — RELATED PARTY TRANSACTIONS

There were no material related party transactions for the years ended 31 December 2018 and 2017.

NOTE 36 — FINANCIAL RISK MANAGEMENT

a)           Financial Risk Management Policies

The Group is exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. The Group’s risk management strategy focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. The Group has historically used derivative financial instruments to hedge exposure to fluctuations in commodity prices, and at times, interest rates and foreign currency transactions.  The Group’s financial instruments consist mainly of deposits with banks, accounts receivable, derivative financial instruments, credit facility, and payables. The main purpose of non-derivative financial instruments is to providing funding for the Group operations.

i)       Treasury Risk Management

Financial risk management is carried out by Management. The Board sets financial risk management policies and procedures by which Management are to adhere. Management identifies and evaluates all financial risks and enters into financial risk instruments to mitigate these risk exposures in accordance with the policies and procedures outlined by the Board.

ii)      Financial Risk Exposure and Management

The Group’s interest rate risk arises from its borrowings. Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

iii)     Commodity Price Risk Exposure and Management

The Board reviews oil and natural gas hedging on a monthly basis. Reports providing detailed analysis of the Group’s hedging activity are monitored against Group policy. The Group currently sells its oil on market using NYMEX West Texas Intermediary (“WTI”) and Brent Crude (“Brent”) market spot rates reduced for basis differentials in the basin from which the Company produces. Gas is sold using Henry Hub (“HH”) and Houston Ship Channel (“HSC”) market spot prices. Forward contracts are used by the Group to manage its forward commodity price risk exposure. The Group’s policy is to hedge at least 50% of its the reasonably projected oil & gas production from the Proved Reserves classified as “Developed Producing Reserves” for a rolling 36 month period, but not more than 80% of the reasonably projected production from the Proved Reserves for 36 months and not more than 80% of the reasonably projected production from the Proved reserves classified as Developed Producing Reserves for months 37-60, as required by its Revolving Facility agreement.  The Group has not elected to utilise hedge accounting treatment and changes in fair value are recognised in the statement of profit or loss and other comprehensive income.

A summary of the Company’s outstanding derivative positions as at 31 December 2018 is below:

Oil Derivatives	Weighted Average WTI/LLS (1)			Weighted Average Brent (1)
Year	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling
2019	1,238,000	$58.83	$65.24	989,000	$61.89	$69.17
2020	1,326,000	$53.66	$59.56	—	$—	$—
2021	612,000	$48.49	$59.23	—	$—	$—
2022	528,000	$45.68	$60.83	—	$—	$—
2023	160,000	$40.00	$63.10	—	$—	$—
Total	3,864,000	$52.84	$61.65	989,000	$61.89	$69.17

Gas Derivatives (HH/HSC)	Weighted Average (1)
Year	Units (Mcf)	Floor	Ceiling
2019	3,372,000	$2.99	$3.23
2020	1,536,000	$2.65	$2.70
2021	1,200,000	$2.66	$2.66
2022	1,080,000	$2.69	$2.69
2023	240,000	$2.64	$2.64
Total	7,428,000	$2.81	$2.93

(1) The Company’s outstanding derivative positions include swaps totaling 1,279,000 Bbls and 6,180,000 Mcf, which are included in both the weighted average floor and ceiling value. Additionally, certain volumes in the table above are subject to 3-way collars.  60,000 Bbls in 2019 and 36,000 Bbls in 2020 are hedged via structures containing an additional short put option at a $30 strike price, and 300,000 Bbls in each 2020, 2021 and 2022 contain an additional short put option with a $35 strike price.  The put option strike price is not factored into the Floor in the table above.

In addition to the oil and natural gas derivatives, the Company also had outstanding derivative positions related to propane call options sold in July 2018.  A total of 312,000 barrels with a strike price of $0.76 per unit is contracted in 2019 and 271,000 barrels with a strike price of $0.70 per unit is contracted in 2020.

Subsequent to year-end, the Company entered into an additional 585,000 Bbls and 963,000 Mcf of derivative swap contracts for the years 2019 to 2020 with an weighted average price of $57.28/Bbl and $3.66/Mcf, respectively.

b)           Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalent and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based on discounting future cash flows by the current interest rates for assets and liabilities with similar risk profiles. As at 31 December 2018, the balances are not materially different from those disclosed in the consolidated statement of financial position of the Group.

c)           Credit Risk

Credit risk for the Group arises from investments in cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers and joint-interest partners including outstanding receivables and committed transactions, and represents the potential financial loss if counterparties fail to perform as contracted. The Group trades only with recognised, creditworthy third parties.

The maximum exposure to credit risk, excluding the value of any collateral or other security, is the carrying amount, net of any impairment of those assets, as disclosed in the balance sheet and notes to the financial statements. Receivable balances are monitored on an ongoing basis at the individual customer level.

At 31 December 2018, the Group had one customer, a large midstream company and production purchaser, that owed the Group approximately $12.1 million, which accounted for approximately 74%, of total revenue receivables.  At 31 December 2018, the Company has a long term contract in place with this customer, under which the Company is subject to MRC for gathering, processing, transportation and marketing services totaling $70.6 million through 2022.  See Note 30.

The Group owns nearly 100% of the working interest in the majority of the wells it operates, therefore joint interest billing receivables, and the related credit risk, are minimal.  Further, if payment is not made by a working interest partner, the Group can withhold future payments of revenue.

d)           Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities as they become due, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group manages liquidity risk by maintaining adequate reserves and banking facilities by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Financial liabilities are at contractual value, except for provisions, which are estimated at each period end.

The Company has the following commitments related to its financial liabilities (US$’000):

		Less than 1		More than 5
As at 31 December 2018	Total	year	1 — 5 years	years
Trade and other payables	34,796	34,796	—	—
Accrued expenses	35,223	35,223	—	—
Provisions	1,990	900	1,090	—
Credit facilities payments, including interest (1)	446,622	30,956	415,666	—
Total	518,631	101,875	416,756	—

(1)	Assumes credit facilities are held to maturity.

e)           Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: commodity price risk, interest rate risk and foreign currency risk. Financial instruments affected by market risk include loans and borrowings, deposits, trade receivables, trade payables, accrued liabilities and derivative financial instruments.

Commodity Price Risk

The Group is exposed to the risk of fluctuations in prevailing market commodity prices on the mix of oil, gas and NGL products it produces.

Commodity Price Risk Sensitivity Analysis

The table below summarises the impact on profit before tax for changes in commodity prices on the fair value of derivative financial instruments. The impact on equity is the same as the impact on profit before tax as these derivative financial instruments have not been designated as hedges and are therefore adjusted to fair value through profit and loss. The analysis assumes that the crude oil and natural gas price moves $10 per barrel and $0.50 per mcf, with all other variables remaining constant, respectively.

	2018	2017
Year ended 31 December	US$’000	US$’000
Effect on loss before tax
Increase / (Decrease)
Oil
- improvement in US$ oil price of $10 per barrel	(26,507)	(14,287)
- decline in US$ oil price of $10 per barrel	41,937	15,961
Gas
- improvement in US$ gas price of $0.50 per mcf	(3,570)	(1,254)
- decline in US$ gas price of $0.50 per mcf	3,540	1,504

The Group expects that the profit and loss impact from changes in commodity prices on the fair value of derivative instruments would be largely offset by changes in oil and natural gas revenue and settlements on derivative instruments during the period.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.  In June 2018, the Company entered into interest rate swap contracts to partially mitigate this risk.  The contracts are as follows:

Interest Rate Swaps
Contract Term	Notional	Rate (1)
11 June 2018 - 2019	187,500,000	2.641%
11 June 2019 - 2020	187,500,000	3.016%
11 June 2020 - 2021	125,000,000	3.072%
11 June 2021 - 2022	125,000,000	3.061%
11 June 2022 - 2023	125,000,000	3.042%

(1)	Each contract has a 1.0% floor, consistent with the structure of the new credit facilities.

Interest Rate Sensitivity Analysis

Based on the net debt position as at 31 December 2018 and 2017 with all other variables remaining constant, the following table represents the effect on income as a result of changes in the interest rate. The impact on equity is the same as the impact on profit (loss) before income tax.

	2018	2017
Year ended 31 December	US$’000	US$’000
Effect on loss before tax
Increase / (Decrease)
- increase in interest rates + 2%	(2,550)	(3,663)
- decrease in interest rates - 2%	2,430	1,177

This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year. The 2018 amounts also consider the impact of the Company’s interest rate swap.  However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity amounts are subject to change.

NOTE 37 — SUBSIDIARIES

The Company’s significant subsidiaries as at 31 December 2018 are as follows:

Name of Entity	Place of Incorporation	Percentage Owned
Sundance Energy Inc.	Colorado	100
SEA Eagle Ford, LLC	Texas	100
Armadillo E&P, Inc.	Delaware	100
NSE PEL570 LTD	Australia	100

NOTE 38 — PARENT COMPANY INFORMATION

The Company has prepared Parent Company only financial statements under the cost method of accounting for statutory purposes in Australia. The Parent Company financial information has been prepared on the same basis, using the same accounting policies as the consolidated financial statements.

a)	Cost Basis

	2018	2017
As at 31 December	US$’000	US$’000
Parent Entity
Assets
Current assets	260	651
Investment in subsidiaries	393,741	65,471
Related party note receivable	—	112,481
Total assets	394,001	178,603
Liabilities
Current liabilities	628	1,252
Total liabilities	628	1,252
Total net assets	393,373	177,351
Equity
Issued capital	616,018	372,764
Share-based payments reserve	386	386
Foreign currency translation reserve	(88,880)	(34,321)
Accumulated deficit	(134,151)	(161,478)
Total equity	393,373	177,351

	2018	2017
Year ended 31 December	US$’000	US$’000
Financial Performance
Income (loss) for the period before equity in income of subsidiaries	27,327	(38,278)
Other comprehensive income (loss)	(54,559)	18,627
Total loss and other comprehensive income	(27,232)	(19,651)

NOTE 39 — DEED OF CROSS GUARANTEE

The Australian Securities Investments Commission Class Order 98/1418 is designed to provide relief to wholly-owned entities from preparing and lodging audited financial reports in Australia. As a condition of the Class Order, SEAL its Group Entities have entered into a Deed of Cross Guarantee (“Deed”). The effect of the Deed is that SEAL has guaranteed to pay any deficiency in the event of the winding up of its Group Entities under certain provision of the Corporations Act 2001. The Group Entities have given a similar guarantee in the event that SEAL is wound up.

Set out below is a consolidated statement of profit or loss and other comprehensive income and retained earnings of the Closed Group:

	2018	2017
Year ended 31 December	US$’000	US$’000
Income (loss) before income tax	28,919	(35,608)
Income tax expense	(2,301)	(2,814)

Income (loss) attributable to members of SEAL	26,618	(38,422)
Total comprehensive loss attributable to members of SEAL	(27,425)	(20,169)

Accumulated deficit at 1 January	(170,401)	(131,979)
Accumulated deficit at 31 December	(143,783)	(170,401)

Set out below is a condensed consolidated statement of financial position of the Closed Group:

	2018	2017
Year ended 31 December	US$’000	US$’000
Current assets
Cash and cash equivalents	164	86
Other current assets	96	564
Total current assets	260	650

Non-current assets
Exploration and evaluation assets	39	44
Related party note receivable	—	112,481
Investment in subsidiaries	387,913	59,512
Total non-current assets	387,952	172,037

Total assets	388,212	172,687

Current liabilities
Trade and other payables	29	10
Accrued expenses	4,299	4,621
Total current liabilities	4,328	4,631

Total liabilities	4,328	4,631

Net assets	383,884	168,056

Equity
Issued capital	616,018	372,764
Share-based payments reserve	386	386
Foreign currency translation reserve	(88,737)	(34,693)
Accumulated deficit	(143,783)	(170,401)
Total equity	383,884	168,056

Directors’ Declaration

The Directors of the Group declare that:

1     the Financial Statements and Notes as set out on pages 49-95 are in accordance with the Corporations Act 2001 and:

a)    comply with Australian Accounting Standards and the Corporations Regulations 2001 and International Financial Reporting Standards as disclosed in Note 1; and

b)    give a true and fair view of the consolidated entity’s financial position as at 31 December 2018 and of the performance for the financial year ended on that date;

2     the Chief Executive Officer and Chief Financial Officer have declared that:

a)    the financial records of the Group for the year ended have been properly maintained in accordance with section 286 of the Corporations Act 2001;

b)    the financial statements and notes for the financial period comply with the Accounting Standards; and

c)    the financial statements and notes give a true and fair view;

3     in the Directors’ opinion there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Michael Hannell

Chairman

Adelaide

Dated this 29th of March 2019

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent Auditor’s Report

to the members of

Sundance Energy Australia Limited

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Sundance Energy Australia Limited (the “Company”) and its subsidiaries (the “Group”), which comprises the consolidated statement of financial position as at 31 December 2018, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, and the directors’ declaration.

In our opinion, the accompanying financial report of the Group, is in accordance with the Corporations Act 2001, including:

(i)        giving a true and fair view of the Group’s financial position as at 31 December 2018 and of its financial performance for the year then ended; and

(ii)       complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Touche Tohmatsu Limited

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements for the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

7
Key Audit Matter	How the scope of our audit responded to the Key Audit Matter

Accounting for business combinations –

Eagle Ford basin acquisition

On 23 April 2018, the Group completed the acquisition of a number of producing and non-producing oil and gas properties located in the Eagle Ford basin for total consideration of US$215.8 million  (the “Eagle Ford Transaction”) as disclosed in Note 2.

Management has provisionally accounted for the business combination as at 31 December 2018 which requires management to exercise significant judgement in accordance with relevant accounting standards, in determining the fair values of assets and liabilities acquired.

Our audit procedures included, but were not limited to:

•    evaluating and testing the design and implementation of key controls management has in place relating to the purchase price allocation within the financial statements,

•    assessing management’s classification of the Eagle Ford Transaction as a business combination, considering the criteria in accordance with relevant accounting standards,

•    evaluating management’s identification of the assets acquired and liabilities assumed,

•    engaging our valuation experts to assess and challenge:

–    the key oil and gas price assumptions applied, by benchmarking to external industry market data, and

–    the discount rate applied by benchmarking against rates observable in the market.

•    challenging management’s cash flow forecasts,

•    evaluating reserve reports obtained from management and management’s external reservoir engineer,

•    evaluating the contracts acquired to assess whether they qualified as onerous contracts or finances leases under relevant accounting standards,

•    evaluating the contracts acquired or renegotiated in connection with the acquisition to ensure appropriate revenue recognition was applied in accordance with AASB 15 – Revenue from Contracts with Customers, and

•    evaluating the allocation of the purchase price to the fair value of assets and liabilities acquired

We also assessed the appropriateness of the disclosures in Note 2 to the financial statements.

Key Audit Matter	How the scope of our audit responded to the Key Audit Matter

Classification and carrying value of assets held for sale

Dimmit County development and production and exploration and evaluation net assets of $23.2 million have been classified as assets held for sale as disclosed in Note 15.

The classification of assets held for sale requires management to exercise significant judgement including whether:

•    the assets are available for immediate sale in their present condition,

•    the sale has been determined to be highly probable,

•    the Entity is committed to the sale, and

•    no events or circumstances were identified that may extend the period to complete the sale beyond one year.

Our audit procedures included, but were not limited to:

Our audit procedures included, but were not limited to:

•    obtaining an understanding of key controls associated with the classification and measurement of Dimmit County assets as assets held for sale,

•    assessing management’s classification of the Dimmit County assets as being held for sale as required by the relevant accounting standards,

•    evaluating management’s methodologies and their documented basis for key assumptions used in the determination of fair value less costs to sell, and

•    engaging our valuation experts to assess and challenge the fair value less cost to sell by benchmarking it against

-    external industry market comparable data for similar asset sales in the same basin.

We also assessed the appropriateness of the disclosures in Note 15 to the financial statements.

Key Audit Matter	How the scope of our audit responded to the Key Audit Matter

Consideration of impairment indicators for

exploration and evaluation assets

As at 31 December 2018 the carrying value of exploration and evaluation assets totalled $79.5 million as disclosed in Note 19.

The assessment of the carrying value of exploration and evaluation assets requires management to exercise significant judgement including:

•    the Group’s intention to proceed with a future work programme for a licence,

•    the right of tenure,

•    the likelihood of licence renewal or extension,

•    the success of exploration and appraisal activities completed to date including drilling and geological, geophysical analysis, and

•    whether the facts and circumstances indicate that the exploration and evaluation assets should be tested for impairment.

Our audit procedures included, but were not limited to:

•    obtaining an understanding of key controls associated with the identification of indicators of impairment for exploration and evaluation assets,

•    assessing whether the rights to tenure for each area of interest remained current at balance date,

•    attending meetings with key operational and finance personnel to obtain an understanding for each area of interest of the exploration and appraisal activity undertaken during the year and the results of that activity,

•    obtaining and challenging management’s cash flow forecast evidencing the ongoing exploration and appraisal activity, including the future intention for each area of interest, by reference to the allocation of future budgeted expenditure, and

•    assessing the Group’s analysis for assessing impairment indicators of the exploration and evaluation assets.

We also assessed the appropriateness of the disclosures in Note 19 and Note 20 to the financial statements.

Key Audit Matter	How the scope of our audit responded to the Key Audit Matter

Carrying amount of development and production assets

As at 31 December 2018 the carrying value of development and production assets amounts to $633.4 million as disclosed in Note 18.

The assessment of the carrying value of development and production assets requires management to exercise significant judgement in identifying indicators of impairment and if applicable the consequent determination of recoverable amount.  Significant judgements and estimates include:

•    identification of cash generating units,

•    oil and gas reserve volumes,

•    oil and gas price assumptions, and

•    discount rate applied.

Our audit procedures included, but were not limited to:

•   obtaining an understanding of key controls associated with the identification of indicators of impairment and preparation of the valuation models used to assess the recoverable amount,

•   assessing the identification of cash generating units for reasonableness, including the allocation of development and production assets and the associated allocation of cash flows for the purposes of assessing the recoverable amount of the cash generating units,

•   evaluating management’s methodologies and their documented basis for key assumptions used in the valuation models,

•   engaging our valuation experts to assess and challenge:

-    the key oil and gas price assumptions applied by benchmarking to external industry market data, and

-    the discount rate applied by benchmarking against rates observable in the market.

•   evaluating estimates of future cash flows for reasonableness in light of future price and cost assumptions,

•   challenging management’s process for developing its oil and gas reserves estimates by reading reserve reports obtained from management’s external reservoir engineer,

•   testing, on a sample basis the mathematical accuracy of the cash flow models, and

•   assessing management’s consideration of the sensitivity in key assumptions that either individually or collectively would be required for development and production assets to be impaired, and considered the likelihood of such a movement in those key assumptions arising.

We also assessed the appropriateness of the disclosures in Note 18 and Note 20 to the financial statements.

Key Audit Matter	How the scope of our audit responded to the Key Audit Matter

Change of ownership (for U.S. Tax Purposes) – deferred tax asset limitation

The Group derecognized $16.7 million of existing deferred tax assets during the year as disclosed in Note 8.

The Group routinely assesses the realisability of its deferred tax assets. If it is concluded that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the deferred tax asset is written off.

Future taxable income, which is dependent upon future operating conditions, is considered in making such assessments in addition to the expected reversal of deferred tax assets and liabilities. The Group also monitors the effect of changes in stock ownership in accordance with Section 382 of the Internal Revenue Code (“Section 382”). If an ownership change is triggered under Section 382, the Group calculates the amount of deferred tax assets that are limited and cannot be used prospectively in accordance with Internal Revenue Service Regulations.

As a result of the Section 382 change of ownership, the Group’s use of pre-change losses will be limited to approximately $39.5 million.

Our audit procedures included, but were not limited to:

Our audit procedures included, but were not limited to:

•   obtaining an understanding of key controls associated with the carrying value of deferred tax assets,

•   attending meetings with key finance personnel to obtain an understanding of the methods and estimates used in calculating the Section 382 limitation applicable to net operating losses,

•   engaging our tax specialists to challenge and evaluate:

-    management’s methods and estimates for calculating the Section 382 limitation on net operating losses, and

-    management’s forecasted sources of taxable income, to ensure that there would be sufficient taxable profit to utilize the deferred tax assets.

We also assessed the appropriateness of the disclosures in Note 8 to the financial statements.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 31 December 2018, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Financial Report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•      Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•      Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•      Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•      Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•      Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•      Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Group’s audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in pages 21 to 36 of the Directors’ Report for the year ended 31 December 2018.

In our opinion, the Remuneration Report of Sundance Energy Australia Limited for the year ended 31 December 2018, has been prepared in accordance with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company have presented the Remuneration Report which has been prepared in accordance with the requirements of section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

DELOITTE TOUCHE TOHMATSU

Jason Thorne

Partner

Chartered Accountants

Sydney, 29 March 2019

Additional Information compiled as at 11 March 2019

Shareholding

Substantial Shareholders

The names of the substantial shareholders in the Company, the number of equity securities to which each substantial shareholder and substantial holder’s associates have a relevant interest, as disclosed in substantial holding notices given to the Company:

Name	No. of Ordinary Shares**	%
MORGAN STANLEY	52,905,548	7.70
TRIBECA INVESTMENT PARTNERS PTY LTD	52,430,104	7.63
ADVISORY RESEARCH, INC.	36,237,854	5.27

**Adjusted for 10 to 1 share consolidation which occurred in December 2018

Distribution of Equity Securities

Size of Holding

Range	Total Holders	Units	% Issued Capital	Unlisted RSUs
1-1,000	2,050	825,580	0.12	4
1,001-5,000	1,534	4,196,703	0.61	11
5,001-10,000	902	7,281,256	1.06	11
10,001-100,000	2,140	73,845,711	10.74	6
100,001-9,999,999	318	601,313,077	87.47	7
Total	6,944	687,462,327	100.00	39

There are 6,944 shareholders with less than a marketable parcel of shares.

Voting Rights

Fully paid ordinary shares

At meetings of members or classes of members:

a)    Each member entitled to vote may vote in person or by proxy, attorney or representative;

b)    on a show of hands, every person present who is a member or proxy, attorney or representative of a member has one vote; and,

c)    on a poll, every person present who is a member or a proxy, attorney or representative of a member has:

i)     for each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, one vote for the share; and,

ii)    for each partly paid share, only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable on the share (excluding amounts credited) subject to any rights or restrictions attached to any shares or class or classes of shares.

Unvested RSUs

No voting rights.

Additional Information continued

Twenty largest holders of fully paid Ordinary Shares (as reported by the Share Registrar)

Rank	Name	Units	% Issued Capital
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	154,160,589	22.42
2	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	124,357,666	18.09
3	CITICORP NOMINEES PTY LIMITED	58,799,962	8.55
4	UBS NOMINEES PTY LTD	49,958,587	7.27
5	NATIONAL NOMINEES LIMITED	42,947,424	6.25
6	BNP PARIBAS NOMS PTY LTD <ARBITAGE SNC DRP>	19,521,213	2.84
7	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	11,101,379	1.61
8	BNP PARIBAS NOMS PTY LTD <DRP>	6,299,562	0.92
9	BUTTONWOOD NOMINEES PTY LTD	5,021,442	0.73
10	CS THIRD NOMINEES PTY LIMITED <HSBC CUST NOM AU LTD 13 A/C>	4,679,341	0.68
11	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <NT-COMNWLTH SUPER CORP A/C>	4,423,790	0.64
12	RESOURCE & LAND MANAGEMENT SERVICES PTY LTD <THE SKERMAN SUPER FUND A/C>	3,972,445	0.58
13	MR JEFFREY PEIERLS	3,670,985	0.53
14	WILLIAM TAYLOR NOMINEES PTY LTD	3,477,196	0.51
15	BNP PARIBAS NOMINEES PTY LTD <AGENCY LENDING DRP A/C>	3,093,418	0.45
16	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA	3,060,369	0.45
17	BNP PARIBAS NOMINEES PTY LTD HUB24 CUSTODIAL SERV LTD DRP	2,791,106	0.41
18	WARBONT NOMINEES PTY LTD <UNPAID ENTREPOT A/C>	2,542,683	0.37
19	MR JAMES DAVID TAYLOR + MRS MARION AMY TAYLOR <ITS MANAGEMENT S/F A/C>	2,310,000	0.34
20	PACIFIC DEVELOPMENT CORPORATION PTY LTD	2,000,000	0.29
	Total	508,189,157	73.92

Stock Exchanges on which the Company’s Securities are quoted

The Company’s listed equity securities are quoted on the Australian Securities Exchange and the Nasdaq, under Tickers “SEA” and “SNDE”, respectively.

Petroleum Exploration Licenses

As the Company is a petroleum exploration Company, below is a list of its interests in petroleum exploration licences granted, where the licences are situated and the percentage interest held.

Exploration & Development Assets

	ACREAGE		Prospect
U.S. Leases	Gross	Net	Ownership %
Texas (Eagle Ford)	63,413	52,001	65-100

Australian Lease

Petroleum Lease License 570			17.5

On Market Buy-back

There is currently no on-market buy-back.

Corporate Information

Sundance Energy Australia Limited	Auditors
ABN 76 112 202 883	Deloitte Touche Tohmatsu
Grosvenor Place
Directors	225 George Street
Michael D. Hannell – Chairman	Sydney NSW 2000
Eric McCrady – Managing Director and CEO	PO Box N250 Grosvenor Place
Judith D Buie – Non Executive Director	Sydney NSW 1217 Australia
Damien A. Hannes – Non Executive Director
Weldon Holcombe – Non Executive Director	Australian Legal Advisors
Neville W. Martin – Non Executive Director	Baker & McKenzie
Thomas Mitchell – Non Executive Director	Level 27, AMP Centre
50 Bridge Street
Company Secretary	Sydney, NSW 2000
Damien Connor	PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia
Registered Office
28 Greenhill Road	Bankers
Wayville SA 5034 Phone: +61 8 8274 2128	National Australia Bank Limited (Treasury Services) – Australia
Fax: +61 8 8132 0766 Website: www.sundanceenergy.com.au	Bank of America Merrill Lynch (Treasury Services) – United States
Corporate Headquarters	Natixis, New York Branch (Debt Services – Revolver) – United States
Sundance Energy, Inc. Denver CO 80202 USA	Morgan Stanley Energy Capital Inc. (Debt Services – Term Loan) – United States
Phone: (303) 543-5700
Fax: (303) 543-5701	Share Registry
Website www.sundanceenergy.net	Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000

Securities Exchange Listings
Australian Securities Exchange (ASX)
ASX Code: SEA
NASDAQ: SNDE